Exhibit 99.1

TD Bank Group Reports Third Quarter 2018 Results Report to Shareholders • Three and Nine months ended July 31, 2018

The financial information in this document is reported in Canadian dollars, and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter last year:

•	Reported diluted earnings per share were $1.65, compared with $1.46.
•	Adjusted diluted earnings per share were $1.66, compared with $1.51.
•	Reported net income was $3,105 million, compared with $2,769 million.
•	Adjusted net income was $3,127 million, compared with $2,865 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2018, compared with the corresponding period last year:

•	Reported diluted earnings per share were $4.43, compared with $4.08.
•	Adjusted diluted earnings per share were $4.84, compared with $4.18.
•	Reported net income was $8,374 million, compared with $7,805 million.
•	Adjusted net income was $9,135 million, compared with $7,984 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $77 million ($65 million after tax or 3 cents per share), compared with $74 million ($56 million after tax or 3 cents per share) in the third quarter last year.
•	The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade of $18 million ($18 million after tax or 1 cent per share).
•	Tax benefit of $61 million related to U.S. tax reform ($61 million after tax or 3 cents per share).

TORONTO, August 30, 2018 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the third quarter ended July 31, 2018. Third quarter reported earnings were $3.1 billion, up 12% on a reported basis and 9% on an adjusted basis, compared with the same quarter last year.

"We are pleased with our performance, as our diversified business and geographic mix continues to add to our strategic advantage. We delivered strong earnings this quarter, increased customer volumes on both sides of the border and continued to invest in our key priorities," said Bharat Masrani, Group President and Chief Executive Officer.

Canadian Retail

Canadian Retail reported net income of $1,852 million, an increase of 7% compared with the same quarter last year. Increased loan and deposit volumes, growth in wealth assets, and higher net interest margins, all contributed to a 9% growth in revenue this quarter. Canadian Retail also increased its market share in the real estate secured lending business, maintained industry leadership in personal deposit gathering, and positioned TD Asset Management to become Canada's largest money manager with the announced acquisition of Greystone Managed Investments Inc.

U.S. Retail

U.S. Retail reported net income was $1,143 million (US$877 million) and adjusted net income was $1,161 million (US$891 million), an increase of 27% (29% in U.S. dollars) on a reported basis and 29% (31% in U.S. dollars) on an adjusted basis, compared with the same quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, reported net income of $918 million (US$703 million), up 17% (19% in U.S. dollars) from the same period last year. Earnings reflect loan and deposit volume growth, higher margins driven by a favourable rate environment, and benefits from U.S. tax reform.

TD Ameritrade contributed $225 million (US$174 million) in reported earnings to the segment and $243 million (US$188 million) in adjusted earnings.

Wholesale Banking

Wholesale Banking net income was $223 million this quarter, reflecting lower trading-related revenue, partially offset by higher advisory activity and fee income. The Wholesale Bank continued to invest in client-facing teams this quarter as it expands its U.S. dollar business.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 11.7%.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 1

Innovation

"We are building the bank of the future by investing in our capabilities and enhancing our digital platforms. These investments are paying off in significant ways, by helping us deepen relationships with our customers on both sides of the border and making it easier for them to bank with us," said Masrani. "In addition, our AI innovations continue to set new standards in the industry. In fact, Layer 6 recently won the prestigious 2018 Spotify RecSys Challenge, one of the world's leading AI forums, reinforcing TD's global leadership and ability to attract the best and brightest talent to the Bank."

Conclusion

"As we enter the final quarter of fiscal 2018, we are operating from a position of strength and are focused on accelerating investment in strategic initiatives," said Masrani. "While we continue to see pockets of market uncertainty stemming from the geo-political climate, both the Canadian and U.S. economies continue to perform well and support a positive outlook for our diversified businesses across the Bank as we head into the final stretch of the year."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 4.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 2

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the third quarter 2018 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Capital Disclosures (SRCD). Information on TD's website, SFI, and SRCD is not and should not be considered incorporated herein by reference into the third quarter 2018 RTS, Management's Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank's 2017 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS Third Quarter 2018	SFI Third Quarter 2018	SRCD Third Quarter 2018	Annual Report 2017
General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank's risk terminology and risk measures and present key parameter values used.				72-77, 82, 88-91, 101-102
	3	Describe and discuss top and emerging risks.				67-71
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	27-28, 41			62-63, 95-96
Risk Governance and Risk Management and Business Model	5	Summarize the bank's risk management organization, processes, and key functions.				73-76
	6	Description of the bank's risk culture and procedures applied to support the culture.				72-73
	7	Description of key risks that arise from the bank's business models and activities.				61, 72, 77-103
	8	Description of stress testing within the bank's risk governance and capital frameworks.	32			58, 76, 84, 101
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	26-27, 84		1-2, 4	56-58, 63
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-2, 5	56
	11	Flow statement of the movements in regulatory capital.			3
	12	Discussion of capital planning within a more general discussion of management's strategic planning.				57-59, 101
	13	Analysis of how RWA relate to business activities and related risks.		4-7		59, 61
	14	Analysis of capital requirements for each methods used for calculating RWA.	32		6	78-84, 98, 198-199
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			11-22
	16	Flow statement reconciling the movements of RWA by risk type.	29-30			59-60
	17	Discussion of Basel III back-testing requirements.			25-26	80, 84, 89-90
Liquidity	18	The bank's management of liquidity needs and liquidity reserves.	34-36, 38-39			91-93
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	37			94, 190
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	41-43			98-100
	21	Discussion of the bank's funding sources and the bank's funding strategy.	37-38, 40-41			97-98
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	31			82
	23	Breakdown of significant trading and non-trading market risk factors.	31-34			82, 84-87
	24	Significant market risk measurement model limitations and validation procedures.	32			83-87, 89-90
	25	Primary risk management techniques beyond reported risk measures and parameters.	32			83-87
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	22-26, 68-76	15-31	7-30	41-55, 77-82, 154-157, 166-168, 196-199
	27	Description of the bank's policies for identifying impaired loans.	53-54, 58-59, 75-76			49-50, 129-130, 154
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	22, 71-75	19, 23-24		46, 155-156
	29	Analysis of the bank's counterparty credit risks that arises from derivative transactions.			28-30	80, 139-140, 162-163, 166-168
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				80-81,133, 139-140
Other Risks	31	Description of 'other risk' types based on management's classifications and discuss how each one is identified, governed, measured and managed.				88-90, 101-103
	32	Discuss publicly known risk events related to other risks.	82			71, 188-190

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 3

TABLE OF CONTENTS

	MANAGEMENT'S DISCUSSION AND ANALYSIS	44	Accounting Policies and Estimates
4	Caution Regarding Forward-Looking Statements	45	Changes in Internal Control over Financial Reporting
5	Financial Highlights
6	How We Performed		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
9	Financial Results Overview	46	Interim Consolidated Balance Sheet
14	How Our Businesses Performed	47	Interim Consolidated Statement of Income
20	Quarterly Results	48	Interim Consolidated Statement of Comprehensive Income
21	Balance Sheet Review	49	Interim Consolidated Statement of Changes in Equity
22	Credit Portfolio Quality	50	Interim Consolidated Statement of Cash Flows
26	Capital Position	51	Notes to Interim Consolidated Financial Statements
30	Managing Risk
44	Securitization and Off-Balance Sheet Arrangements	85	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the three and nine months ended July 31, 2018, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank's unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2017 Consolidated Financial Statements and related Notes and 2017 MD&A. This MD&A is dated August 29, 2018. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's 2017 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank's 2017 Annual Information Form, is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2017 MD&A") in the Bank's 2017 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", and in other statements regarding the Bank's objectives and priorities for 2018 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2017 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant Events" and "Significant Events and Pending Acquisitions" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Results of operations
Total revenue	$9,885	$9,467	$9,286	$28,712	$26,879
Provision for credit losses[1]	561	556	505	1,810	1,638
Insurance claims and related expenses	627	558	519	1,760	1,631
Non-interest expenses	5,117	4,822	4,855	14,785	14,538
Net income – reported	3,105	2,916	2,769	8,374	7,805
Net income – adjusted[2]	3,127	3,062	2,865	9,135	7,984
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$635.2	$622.0	$592.4	$635.2	$592.4
Total assets	1,292.5	1,283.8	1,202.4	1,292.5	1,202.4
Total deposits	838.6	829.8	773.9	838.6	773.9
Total equity	77.7	76.7	73.5	77.7	73.5
Total Common Equity Tier 1 Capital risk-weighted assets[3]	428.9	417.8	408.8	428.9	408.8
Financial ratios
Return on common equity – reported	16.9%	16.8%	15.5%	15.6%	14.8%
Return on common equity – adjusted[4]	17.1	17.6	16.1	17.1	15.2
Efficiency ratio – reported	51.8	50.9	52.3	51.5	54.1
Efficiency ratio – adjusted[2]	51.2	50.1	51.4	50.6	53.4
Provision for loan losses as a % of net average loans
and acceptances[5]	0.35	0.36	0.33	0.38	0.37
Common share information – reported (dollars)
Per share earnings
Basic	$1.65	$1.54	$1.46	$4.44	$4.09
Diluted	1.65	1.54	1.46	4.43	4.08
Dividends per share	0.67	0.67	0.60	1.94	1.75
Book value per share	39.34	38.26	36.32	39.34	36.32
Closing share price[6]	77.17	72.11	64.27	77.17	64.27
Shares outstanding (millions)
Average basic	1,830.0	1,843.6	1,846.5	1,838.4	1,852.2
Average diluted	1,834.0	1,847.5	1,850.2	1,842.6	1,856.4
End of period	1,826.1	1,844.6	1,848.6	1,826.1	1,848.6
Market capitalization (billions of Canadian dollars)	$140.9	$133.0	$118.8	$140.9	$118.8
Dividend yield[7]	3.5%	3.7%	3.7%	3.5%	3.6%
Dividend payout ratio	40.4	43.5	41.1	43.7	42.8
Price-earnings ratio	13.2	12.7	12.1	13.2	12.1
Total shareholder return (1 year)[8]	24.3	16.3	17.1	24.3	17.1
Common share information – adjusted (dollars)[2]
Per share earnings
Basic	$1.67	$1.62	$1.51	$4.85	$4.19
Diluted	1.66	1.62	1.51	4.84	4.18
Dividend payout ratio	40.1%	41.4%	39.7%	40.0%	41.8%
Price-earnings ratio	12.4	11.9	11.9	12.4	11.9
Capital ratios
Common Equity Tier 1 Capital ratio[3]	11.7%	11.8%	11.0%	11.7%	11.0%
Tier 1 Capital ratio[3]	13.3	13.5	12.8	13.3	12.8
Total Capital ratio[3]	15.4	15.8	15.6	15.4	15.6
Leverage ratio	4.1	4.1	4.1	4.1	4.1
1	Effective November 1, 2017, amounts were prepared in accordance with IFRS 9, Financial Instruments (IFRS 9). Prior period comparatives were prepared in accordance with IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and have not been restated. Refer to "How the Bank Reports" section of this document and Note 2 and Note 6 of the Interim Consolidated Financial Statements for further details.
2	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
3	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2017, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 72%, 77%, and 81%, respectively. For fiscal 2018, the scalars are 80%, 83%, and 86%. Prior to the second quarter of 2018, as the Bank was constrained by the Basel I regulatory floor, the RWA as it relates to the regulatory floor was calculated based on the Basel I risk weights which are the same for all capital ratios.
4	Adjusted return on common equity (ROE) is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
5	Excludes acquired credit-impaired (ACI) loans and prior to November 1, 2017, certain Debt securities classified as loans (DSCL). DSCL are now reclassified as Debt securities at amortized cost (DSAC) under IFRS 9.
6	Toronto Stock Exchange (TSX) closing market price.
7	Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.
8	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one-year period.
TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services and the Bank's investment in TD Ameritrade; and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had $1.3 trillion in assets on July 31, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Interim Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Effective November 1, 2017, the Bank adopted IFRS 9, which replaces the guidance in IAS 39. Refer to Note 2 of the Interim Consolidated Financial Statements for a summary of the Bank's accounting policies as it relates to IFRS 9. Under IFRS 9, the current period provision for credit losses (PCL) for performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to the Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified losses under IAS 39.

IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amount and the new carrying amount on November 1, 2017 through an adjustment to opening retained earnings. As such, fiscal 2018 results reflect the adoption of IFRS 9, while prior periods reflect results under IAS 39.

U.S. Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "U.S. Tax Act") which makes broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during the first quarter of 2018 to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. Based on the Bank's previous assessment of the implications of the U.S. Tax Act, the Bank recorded a one-time net charge to earnings for the three months ended January 31, 2018, and the six months ended April 30, 2018, of $453 million (US$365 million). In the current quarter, the Bank updated its estimate, resulting in a net $61 million (US$46 million) deferred income tax benefit.

The lower corporate tax rate had and will have a positive effect on TD's current and future earnings. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Net interest income	$5,655	$5,398	$5,267	$16,483	$15,517
Non-interest income	4,230	4,069	4,019	12,229	11,362
Total revenue	9,885	9,467	9,286	28,712	26,879
Provision for credit losses	561	556	505	1,810	1,638
Insurance claims and related expenses	627	558	519	1,760	1,631
Non-interest expenses	5,117	4,822	4,855	14,785	14,538
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,580	3,531	3,407	10,357	9,072
Provision for income taxes	705	746	760	2,491	1,613
Equity in net income of an investment in TD Ameritrade	230	131	122	508	346
Net income – reported	3,105	2,916	2,769	8,374	7,805
Preferred dividends	59	52	47	163	143
Net income available to common shareholders and non-controlling
interests in subsidiaries	$3,046	$2,864	$2,722	$8,211	$7,662
Attributable to:
Common shareholders	$3,028	$2,846	$2,693	$8,157	$7,576
Non-controlling interests	18	18	29	54	86
TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Operating results – adjusted
Net interest income	$5,655	$5,398	$5,267	$16,483	$15,517
Non-interest income[1]	4,230	4,069	4,061	12,318	11,363
Total revenue	9,885	9,467	9,328	28,801	26,880
Provision for credit losses	561	556	505	1,810	1,638
Insurance claims and related expenses	627	558	519	1,760	1,631
Non-interest expenses[2]	5,064	4,744	4,797	14,586	14,353
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,633	3,609	3,507	10,645	9,258
Provision for income taxes	778	763	780	2,194	1,667
Equity in net income of an investment in TD Ameritrade[3]	272	216	138	684	393
Net income – adjusted	3,127	3,062	2,865	9,135	7,984
Preferred dividends	59	52	47	163	143
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	3,068	3,010	2,818	8,972	7,841
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	18	18	29	54	86
Net income available to common shareholders – adjusted	3,050	2,992	2,789	8,918	7,755
Pre-tax adjustments of items of note
Amortization of intangibles[4]	(77)	(86)	(74)	(248)	(232)
Charges associated with the Scottrade transaction[5]	(18)	(77)	–	(168)	–
Impact from U.S. tax reform[6]	–	–	–	(48)	–
Loss on sale of Direct Investing business in Europe[7]	–	–	(42)	–	(42)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[8]	–	–	–	–	41
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[9]	(12)	(13)	(18)	(42)	(59)
Charges associated with the Scottrade transaction	–	(4)	–	(5)	–
Impact from U.S. tax reform[6]	(61)	–	–	344	–
Loss on sale of the Direct Investing business in Europe	–	–	(2)	–	(2)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	–	–	–	7
Total adjustments for items of note	(22)	(146)	(96)	(761)	(179)
Net income available to common shareholders – reported	$3,028	$2,846	$2,693	$8,157	$7,576
1	Adjusted Non-interest income excludes the following items of note: Adjustment to the carrying balances of certain tax credit-related investments, as explained in footnote 6 – first quarter 2018 – $(89) million. Loss on sale of the Direct Investing business in Europe, as explained in footnote 7 – third quarter 2017 – $42 million. Fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8 – first quarter 2017 – $41 million. These amounts were reported in the Corporate segment.
2	Adjusted Non-interest expenses excludes the following items of note: Amortization of intangibles, as explained in footnote 4 – third quarter 2018 – $53 million, second quarter 2018 – $62 million, first quarter 2018 – $63 million, third quarter 2017 – $58 million, second quarter 2017 – $63 million, and first quarter 2017 – $64 million; these amounts were reported in the Corporate segment. Charges associated with Scottrade transaction, as explained in footnote 5 – second quarter 2018 – $16 million and first quarter 2018 – $5 million; these amounts were reported in the U.S. Retail segment.
3	Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 4 – third quarter 2018 – $24 million, second quarter 2018 – $24 million, first quarter 2018 – $22 million, third quarter 2017 – $16 million, second quarter 2017 – $15 million, and first quarter 2017 – $16 million; and the Bank's share of TD Ameritrade's deferred tax balances adjustment, as explained in footnote 6 – first quarter 2018 – $(41) million. The earnings impact of both of these items was reported in the Corporate segment. The Bank’s share of charges associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. (Scottrade), as explained in footnote 5 – third quarter 2018 – $18 million, second quarter 2018 – $61 million and first quarter 2018 – $68 million. This item was reported in the U.S. Retail segment.
4	Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
5	On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank’s purchase of TD Ameritrade shares issued in connection with TD Ameritrade’s acquisition of Scottrade (the "Scottrade transaction"). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank's acquisition of Scottrade Bank and the after tax amounts for the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade. These amounts are reported in the U.S. Retail segment.
6	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time net charge to earnings during the first quarter of 2018 of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The amount was estimated during the first quarter of 2018, and was updated during the third quarter of 2018, resulting in a net $61 million deferred income tax benefit. The earnings impact was reported in the Corporate segment.
7	On June 2, 2017, the Bank completed the sale of its Direct Investing business in Europe to Interactive Investor PLC. A loss of $40 million after tax was recorded in the Corporate segment in other income (loss). The loss is not considered to be in the normal course of business for the Bank.
8	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to AFS under IAS 39 (classified as fair value through other comprehensive income (FVOCI) under IFRS 9) effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap (CDS) and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.
9	The amounts reported for the three months ended January 31, 2018, and the nine months ended July 31, 2018, exclude $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 7

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Basic earnings per share – reported	$1.65	$1.54	$1.46	$4.44	$4.09
Adjustments for items of note[2]	0.02	0.08	0.05	0.41	0.10
Basic earnings per share – adjusted	$1.67	$1.62	$1.51	$4.85	$4.19

Diluted earnings per share – reported	$1.65	$1.54	$1.46	$4.43	$4.08
Adjustments for items of note[2]	0.01	0.08	0.05	0.41	0.10
Diluted earnings per share – adjusted	$1.66	$1.62	$1.51	$4.84	$4.18
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1,2]
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
TD Bank, National Association (TD Bank, N.A.)	$21	$24	$22	$67	$71
TD Ameritrade Holding Corporation (TD Ameritrade)[3]	23	24	16	69	47
MBNA Canada	10	14	9	39	27
Aeroplan	4	5	4	13	13
Other	7	6	5	18	15
	65	73	56	206	173
Software and asset servicing rights	107	123	88	335	255
Amortization of intangibles, net of income taxes	$172	$196	$144	$541	$428
1	The amounts reported for the three months ended January 31, 2018, and the nine months ended July 31, 2018, exclude $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.
2	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
3	Included in Equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Average common equity	$70,935	$69,579	$68,777	$69,849	$68,424
Net income available to common shareholders – reported	3,028	2,846	2,693	8,157	7,576
Items of note, net of income taxes[1]	22	146	96	761	179
Net income available to common shareholders – adjusted	3,050	2,992	2,789	8,918	7,755
Return on common equity – reported	16.9%	16.8%	15.5%	15.6%	14.8%
Return on common equity – adjusted	17.1	17.6	16.1	17.1	15.2
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

SIGNIFICANT EVENTS AND PENDING ACQUISITIONS

Announced Agreement in Principle for the Acquisition of Aimia’s Aeroplan Loyalty Business

On August 21, 2018, Air Canada, the Bank, Canadian Imperial Bank of Commerce, and Visa Canada Corporation (collectively, the "Consortium") and Aimia Inc. (Aimia) announced that they have entered into an agreement in principle for the acquisition of Aimia's Aeroplan loyalty business. The purchase price consists of $450 million in cash and the assumption of approximately $1.9 billion of Aeroplan Miles liability. The transaction is subject to the satisfactory conclusion of definitive transaction documents, Aimia shareholder approval, and certain other conditions, including due diligence, receipt of customary regulatory approvals, and completion by the Consortium of credit card loyalty program and network agreements for future participation in Air Canada's new loyalty program. If definitive transaction documents are entered into, completion is expected in the fall of 2018.

Announced Acquisition of Greystone Managed Investments Inc.

On July 10, 2018, the Bank announced an agreement to acquire Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (Greystone) for a net purchase price of $792 million, subject to certain adjustments, to be paid with a combination of TD common shares and cash. As at July 31, 2018, Greystone's reported assets under management (AUM) were $36 billion. Subject to the receipt of regulatory approvals and satisfaction of other customary closing conditions, the transaction is expected to close in the second half of the 2018 calendar year. The results of the acquired business will be consolidated from the date of close and will be included in the Canadian Retail segment.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 8

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank's performance on an adjusted basis for the third quarter of 2018. Shareholder performance indicators help guide and benchmark the Bank's accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the "How the Bank Reports" section of this document.

•	Adjusted diluted earnings per share for the nine months ended July 31, 2018, increased 10% from the same period last year reflecting higher earnings across all segments. The Bank's goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.
•	Adjusted return on common equity for the nine months ended July 31, 2018, was 17.1%.
•	For the twelve months ended July 31, 2018, the total shareholder return was 24.3% compared to the Canadian peer[1] average of 11.2%.

Net Income

Quarterly comparison – Q3 2018 vs. Q3 2017

Reported net income for the quarter was $3,105 million, an increase of $336 million, or 12%, compared with the third quarter last year. The increase reflects higher pre-provision earnings, a lower effective tax rate, including a tax benefit resulting from the Bank's current quarter update to the impact of U.S. tax reform previously estimated during the first quarter of 2018, and a higher contribution from TD Ameritrade. The increase is partially offset by a higher provision for credit losses, now reflecting the Bank's adoption of IFRS 9. Adjusted net income for the quarter was $3,127 million, an increase of $262 million, or 9%.

By segment, the increase in reported net income was due to an increase in U.S. Retail of $242 million, or 27%, an increase in Canadian Retail of $127 million, or 7%, and lower net loss in the Corporate segment of $37 million, or 25%, partially offset by a decrease in Wholesale Banking of $70 million, or 24%.

Quarterly comparison – Q3 2018 vs. Q2 2018

Reported net income for the quarter increased $189 million, or 6%, compared with the prior quarter. The increase reflects higher pre-provision earnings, a lower effective tax rate reflecting a tax benefit resulting from the Bank's current quarter update to the impact of U.S. tax reform previously estimated during the first quarter of 2018, and a higher contribution from TD Ameritrade. Adjusted net income for the quarter increased $65 million, or 2%.

By segment, the increase in reported net income was due to an increase in U.S. Retail of $164 million, or 17%, lower net loss in the Corporate segment of $50 million, or 31%, and an increase in Canadian Retail of $19 million, or 1%, partially offset by a decrease in Wholesale Banking of $44 million, or 16%.

Year-to-date comparison – Q3 2018 vs. Q3 2017

Reported net income of $8,374 million increased $569 million, or 7%, compared with the same period last year. The increase reflects higher pre-provision earnings and a higher contribution from TD Ameritrade. The increase is partially offset by a higher effective tax rate reflecting the current year impact of U.S. tax reform and a change in business mix in Wholesale Banking, and a higher provision for credit losses, now reflecting the Bank's adoption of IFRS 9. Adjusted net income was $9,135 million, an increase of $1,151 million, or 14%, compared with the same period last year.

By segment, the increase in reported net income was due to an increase in Canadian Retail of $581 million, or 12%, and an increase in U.S. Retail of $528 million, or 21%, partially offset by a higher net loss in the Corporate segment of $500 million, and a decrease in Wholesale Banking of $40 million, or 5%.

Net Interest Income

Quarterly comparison – Q3 2018 vs. Q3 2017

Net interest income for the quarter was $5,655 million, an increase of $388 million, or 7%, compared with the third quarter last year. The increase reflects higher margins and loan and deposit volume growth in the Canadian and U.S. Retail segments, and the benefit of the Scottrade transaction, partially offset by lower net interest income in Wholesale Banking.

By segment, the increase in net interest income was due to an increase in Canadian Retail of $256 million, or 10%, and an increase in U.S. Retail of $190 million, or 10%, partially offset by a decrease in Wholesale Banking of $53 million, or 16%, and a decrease in the Corporate segment of $5 million, or 2%.

Quarterly comparison – Q3 2018 vs. Q2 2018

Net interest income for the quarter increased $257 million, or 5%, compared with the prior quarter primarily due the effect of three additional days in the current quarter, volume growth, higher deposit margins, and the impact of foreign currency translation.

By segment, the increase in net interest income was due to an increase in Canadian Retail of $167 million, or 6%, an increase in U.S. Retail of $137 million, or 7%, and an increase in the Wholesale Banking of $4 million, or 1%, partially offset by a decrease in the Corporate segment of $51 million, or 14%.

Year-to-date comparison – Q3 2018 vs. Q3 2017

Net interest income was $16,483 million, an increase of $966 million, or 6%, compared with the same period last year. The increase was primarily due to loan and deposit volume growth and higher margins in the Canadian and U.S. Retail segments, and the benefit of the Scottrade transaction, partially offset by the impact of foreign currency translation.

By segment, the increase in net interest income was due to an increase in Canadian Retail of $716 million, or 9%, an increase in the Corporate segment of $483 million, or 90%, and an increase in U.S. Retail of $417 million, or 7%, partially offset by a decrease in Wholesale Banking of $650 million, or 43%. The decrease in net interest income taxable equivalent basis (TEB) in Wholesale Banking reflects a change in business mix in the second quarter last year as a result of an increase in client activity in equity trading. The TEB adjustment is offset in Corporate segment.

Non-Interest Income

Quarterly comparison – Q3 2018 vs. Q3 2017

Reported non-interest income for the quarter was $4,230 million, an increase of $211 million, or 5%, compared with the third quarter last year. The increase reflects higher fee-based income in the Canadian and U.S. Retail segments, an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims, an increase in revenues from the insurance business, higher advisory and corporate lending, and the loss on sale of the Direct Investing business in Europe in the third quarter last year. The increase is partially offset by lower trading-related revenue primarily from losses on the revaluation of short-term trading deposits using own credit spreads, and losses on certain tax credit-related investments in the U.S. Retail segment.

1 Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 9

By segment, the increase in reported non-interest income was due to an increase in Canadian Retail of $214 million, or 8%, and an increase in the Corporate segment of $68 million, or 72%, partially offset by a decrease in Wholesale Banking of $54 million, or 9%, and a decrease in U.S. Retail of $17 million, or 2%.

Quarterly comparison – Q3 2018 vs. Q2 2018

Reported non-interest income for the quarter increased $161 million, or 4%, compared with the prior quarter. The increase reflects growth in fee-based income in the Canadian and U.S. Retail segments, higher advisory fees and corporate lending, the impact of foreign currency translation, and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims. The increase is partially offset by lower trading-related revenue primarily from losses on the revaluation of short-term trading deposits using own credit spreads.

By segment, the increase in reported non-interest income was due to an increase in Canadian Retail of $120 million, or 4%, an increase in the Corporate segment of $78 million, or 93%, and an increase in U.S. Retail of $44 million, or 7%, partially offset by a decrease in Wholesale Banking of $81 million, or 14%.

Year-to-date comparison – Q3 2018 vs. Q3 2017

Reported non-interest income was $12,229 million, an increase of $867 million, or 8%, compared with the same period last year. The increase reflects higher non-interest income in Wholesale Banking, higher fee-based income in the Canadian and U.S. Retail segments, an increase in non-interest income from the insurance business, and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims. The increase is partially offset by losses on certain tax credit-related investments. Adjusted non-interest income was $12,318 million, an increase of $955 million, or 8%.

By segment, the increase in reported non-interest income was due to an increase in Wholesale Banking of $615 million, or 59%, and an increase in Canadian Retail of $481 million, or 6%, partially offset by a decrease in the Corporate segment of $218 million, or 52%, and a decrease in U.S. Retail of $11 million, or 1%. The increase in Wholesale Banking reflects a change in business mix in the second quarter last year, offset in net interest income (TEB).

Provision for Credit Losses

Quarterly comparison – Q3 2018 vs. Q3 2017

PCL for the quarter was $561 million, an increase of $56 million, or 11%, compared with the third quarter last year. PCL – impaired for the quarter was $530 million, an increase of $22 million, or 4%. The increase primarily reflects volume growth, seasoning and mix in the U.S. credit card and U.S. auto portfolios, partially offset by strong credit performance in Canadian Retail. PCL – performing for the quarter was $31 million, an increase of $34 million. The increase reflects the impact of methodology changes related to the adoption of IFRS 9 where Stage 2 loans are now measured based on a lifetime expected credit loss (ECL), and volume growth in the Canadian Retail portfolio, partially offset by a benefit in the Wholesale portfolio. Total PCL for the quarter as an annualized percentage of credit volume was 0.35%.

By segment, the increase in PCL was due to an increase in U.S. Retail of $42 million, or 23%, an increase in the Corporate segment of $20 million, or 23%, and an increase in Canadian Retail of $8 million, or 3%, partially offset by a decrease in Wholesale Banking of $14 million.

Quarterly comparison – Q3 2018 vs. Q2 2018

PCL for the quarter increased by $5 million, or 1%, compared with the prior quarter. PCL – impaired for the quarter was $530 million, an increase of $10 million, or 2%. The increase reflects a recovery of provisions in the oil and gas sector in the prior quarter and volume growth in the Canadian Retail segment, partially offset by improved credit performance in the U.S. credit card and U.S. auto portfolios. PCL – performing for the quarter was $31 million, a decrease of $5 million, or 14%. The decrease primarily reflects a current period benefit in the Wholesale portfolio, partially offset by a prior quarter benefit due to lower volume growth in the U.S. commercial portfolio, a provision for trade related uncertainty, and volume growth in Canadian Retail. Total PCL for the quarter as an annualized percentage of credit volume was 0.35%.

By segment, the increase in PCL was due to an increase in Canadian Retail of $27 million, or 12%, and an increase in U.S. Retail of $18 million, or 9%, partially offset by a decrease in Wholesale Banking of $30 million, and a decrease in the Corporate segment of $10 million, or 9%.

Year-to-date comparison – Q3 2018 vs. Q3 2017

PCL was $1,810 million, an increase of $172 million, or 11%, compared with the same period last year. PCL – impaired was $1,607 million, an increase of $164 million, or 11%, primarily reflecting volume growth, seasoning and mix in the U.S. credit card and U.S. auto portfolios, coupled with favourable parameter changes to the U.S. retail portfolio in the prior year, partially offset by strong credit performance in Canadian Retail. PCL – performing was $203 million, an increase of $8 million, or 4%. Total PCL as an annualized percentage of credit volume was 0.39%.

By segment, the increase in PCL was due to an increase in U.S. Retail of $84 million or 14%, an increase in the Corporate segment of $72 million, or 21% (largely reflecting PCL for the U.S. strategic cards portfolio, which is offset in Corporate segment non-interest expenses), and an increase in Wholesale Banking of $23 million, partially offset by a decrease in Canadian Retail of $7 million, or 1%.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 10

TABLE 7: PROVISION FOR CREDIT LOSSES UNDER IFRS 9
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	April 30	July 31
	2018	2018	2018
Provision for credit losses – Stage 3 (impaired)
Canadian Retail	$226	$219	$682
U.S. Retail	185	199	571
Wholesale Banking	–	(8)	(8)
Corporate[1]	119	110	362
Total provision for credit losses – Stage 3	530	520	1,607

Provision for credit losses – Stage 1 and Stage 2 (performing)[2]
Canadian Retail	20	–	53
U.S. Retail	37	5	102
Wholesale Banking	(14)	24	3
Corporate[1]	(12)	7	45
Total provision for credit losses – Stage 1 and Stage 2	31	36	203
Provision for credit losses – reported	$561	$556	$1,810
1	Includes PCL on the retailer program partners' share of the U.S. strategic cards portfolio.
2	Includes financial assets, loan commitments, and financial guarantees.

TABLE 8: PROVISION FOR CREDIT LOSSES UNDER IAS 39
(millions of Canadian dollars)	For the three months ended	For the nine months ended
	July 31	July 31
	2017	2017
Provision for credit losses – counterparty-specific and individually insignificant
Counterparty-specific	$25	$17
Individually insignificant	638	1,910
Recoveries	(155)	(484)
Total provision for credit losses for counterparty-specific and individually
insignificant	508	1,443
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking[1]	–	–
U.S. Retail	4	140
Corporate[2]	(7)	55
Total provision for credit losses – incurred but not identified	(3)	195
Provision for credit losses – reported	$505	$1,638
1	The incurred but not identified PCL is included in the Corporate segment results for management reporting.
2	Primarily the retailer program partners' share of the U.S. strategic cards portfolio.

Insurance claims and related expenses

Quarterly comparison – Q3 2018 vs. Q3 2017

Insurance claims and related expenses for the quarter were $627 million, an increase of $108 million, or 21%, compared with the third quarter last year reflecting changes in the fair value of investments supporting claims liabilities, which resulted in a similar increase to non-interest income, increased reinsurance claims assumed, and more severe weather-related events, partially offset by lower current year claims and the impact of changes to forward-looking actuarial assumptions.

Quarterly comparison – Q3 2018 vs. Q2 2018

Insurance claims and related expenses for the quarter increased $69 million, or 12%, compared with the prior quarter reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, less favourable prior years' claims development, the seasonality of claims, and more severe weather-related events, partially offset by a decrease in reinsurance claims assumed and the impact of changes to forward-looking actuarial assumptions.

Year-to-date comparison – Q3 2018 vs. Q3 2017

Insurance claims and related expenses were $1,760 million, an increase of $129 million, or 8%, compared with the same period last year reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, an increase in reinsurance claims assumed, higher current year claims, and more severe weather-related events, partially offset by more favourable prior years' claims development and the impact of changes to forward-looking actuarial assumptions.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q3 2018 vs. Q3 2017

Reported non-interest expenses were $5,117 million, an increase of $262 million, or 5%, compared with the third quarter last year reflecting higher spend related to strategic initiatives, higher employee-related expenses, and business volume growth. Adjusted non-interest expenses were $5,064 million, an increase of $267 million, or 6%.

By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $181 million, or 8%, an increase in U.S. Retail of $62 million, or 4%, an increase in Wholesale Banking of $14 million, or 3%, and an increase in the Corporate segment of $5 million, or 1%.

The Bank's reported efficiency ratio was 51.8%, compared with 52.3% in the third quarter last year. The Bank's adjusted efficiency ratio was 51.2%, compared with 51.4% in the third quarter last year.

Quarterly comparison – Q3 2018 vs. Q2 2018

Reported non-interest expenses for the quarter increased $295 million, or 6%, compared with the prior quarter reflecting higher employee-related expenses, higher spend related to strategic initiatives, the impact of foreign currency translation, higher spend related to marketing and promotion, and restructuring. Adjusted non-interest expenses increased $320 million, or 7%.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 11

By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $168 million, or 8%, an increase in the Corporate segment of $70 million, or 12%, an increase in U.S. Retail of $40 million, or 3%, and an increase in Wholesale Banking of $17 million, or 3%.

The Bank's reported efficiency ratio was 51.8%, compared with 50.9% in the prior quarter. The Bank's adjusted efficiency ratio was 51.2%, compared with 50.1% in the prior quarter.

Year-to-date comparison – Q3 2018 vs. Q3 2017

Reported non-interest expenses of $14,785 million increased $247 million, or 2%, compared with the same period last year primarily reflecting higher employee-related expenses, higher spend related to strategic initiatives, business volume growth, and restructuring, partially offset by the impact of foreign currency translation, and the revaluation of certain liabilities for post-retirement benefits. Adjusted non-interest expenses were $14,586 million, an increase of $233 million.

By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $281 million, or 4%, an increase in U.S. Retail of $114 million, or 3%, and an increase in Wholesale Banking of $21 million, or 1%, partially offset by a decrease in the Corporate segment of $169 million, or 8%.

The Bank’s reported efficiency ratio was 51.5%, compared with 54.1% in the same period last year. The Bank’s adjusted efficiency ratio was 50.6%, compared with 53.4% in the same period last year.

Income Taxes

As discussed in the "How the Bank Reports" section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank's effective income tax rate on a reported basis was 19.7% for the third quarter, compared with 22.3% in the third quarter last year and 21.1% in the prior quarter. The year-over-year decrease was largely due to the Bank's current quarter update to the impact of U.S. tax reform on U.S. deferred tax assets and liabilities previously estimated during the first quarter of 2018 and the lower U.S. federal tax rate associated with U.S. tax reform, partially offset by decreased client activity in equity trading in the current period. The quarter-over-quarter decrease was mainly due to the current quarter update to the impact of U.S. tax reform previously estimated during the first quarter of 2018.

TABLE 9: INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended						For the nine months ended
	July 31		April 30		July 31		July 31		July 31
	2018		2018		2017		2018		2017
Income taxes at Canadian statutory income tax rate	$948	26.5%	$934	26.5%	$902	26.5%	$2,743	26.5%	$2,402	26.5%
Increase (decrease) resulting from:
Dividends received	(21)	(0.6)	(17)	(0.5)	(44)	(1.3)	(118)	(1.1)	(472)	(5.2)
Rate differentials on international operations	(225)	(6.3)	(180)	(5.1)	(98)	(2.9)	(151)	(1.5)	(326)	(3.6)
Other	3	0.1	9	0.2	–	–	17	0.2	9	0.1
Provision for income taxes and effective
income tax rate – reported	$705	19.7%	$746	21.1%	$760	22.3%	$2,491	24.1%	$1,613	17.8%
Total adjustments for items of note[1]	73		17		20		(297)		54
Provision for income taxes and effective
income tax rate – adjusted[2,3]	$778	21.4%	$763	21.1%	$780	22.2%	$2,194	20.6%	$1,667	18.0%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

The Bank's adjusted effective tax rate was 21.4% for the quarter, lower than 22.2% in the third quarter last year and similar to 21.1% in the prior quarter. The year-over-year decrease was largely due to the lower U.S. federal tax rate associated with U.S. tax reform, partially offset by decreased client activity in equity trading in the current period. The quarter-over-quarter increase was largely due to changes in business mix.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

U.S. Retail segment earnings, including the contribution from the Bank's investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year. The changes in the value of the Canadian dollar had an unfavourable impact on U.S. Retail segment earnings for the three and nine months ended July 31, 2018, compared with the same period last year, as shown in the following table.

TABLE 10: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	July 31, 2018 vs.	July 31, 2018 vs.
	July 31, 2017	July 31, 2017
	Increase (Decrease)	Increase (Decrease)
U.S. Retail Bank
Total revenue	$(33)	$(288)
Non-interest expenses – reported	(18)	(160)
Non-interest expenses – adjusted	(18)	(159)
Net income – reported, after tax	(11)	(93)
Net income – adjusted, after tax	(11)	(93)
Equity in net income on an investment in TD Ameritrade – reported	(9)	(20)
Equity in net income on an investment in TD Ameritrade – adjusted	(3)	(21)
U.S. Retail segment decreased net income – reported, after tax	(20)	(113)
U.S. Retail segment decreased net income – adjusted, after tax	(14)	(114)
Earnings per share (Canadian dollars)
Basic – reported	$(0.01)	$(0.06)
Basic – adjusted	(0.01)	(0.06)
Diluted – reported	(0.01)	(0.06)
Diluted – adjusted	(0.01)	(0.06)

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 12

On a trailing twelve-month basis, a one cent appreciation/depreciation in the U.S. dollar to Canadian dollar average exchange rate will increase/decrease U.S. Retail segment net income by approximately $52 million.

Economic Summary and Outlook

Global economic growth continues to meet expectations and near-term prospects remain favourable. The pace of global expansion is projected to average roughly 3.7% in both calendar years 2018 and 2019. Although growth in European economies slowed materially in the first half of calendar 2018, this was offset by a stronger-than-expected pace of U.S. expansion. Meanwhile, China's economy has remained resilient despite measures by authorities to slow excess credit growth.

With unemployment rates reaching new cyclical lows and inflation starting to pick up, a number of central banks are faced with the challenge of reducing the emergency monetary stimulus that has been in place since the 2008-09 financial crisis. Provided that inflation continues to accelerate gradually, major central banks will likewise scale back stimulus at a measured rate.

The initial estimate of real gross domestic product (GDP) revealed that U.S. growth rebounded to an annualized rate of 4.1% in the second calendar quarter, helped by a surge in agricultural exports ahead of the implementation of Chinese tariffs and a rebound of consumer spending. As such, real GDP growth is likely to moderate to a still-strong 3% in the second half of calendar 2018, supported by domestic demand. The U.S. is reaping the benefits of tax cuts and increased government spending, which are expected to add about 0.6 percentage points to growth in calendar 2018.

The economic benefit of fiscal stimulus should remain apparent in the first half of calendar 2019, but thereafter fade to leave GDP growth closer to the 2% mark by year-end. Rising incomes generated by a tight labour market suggest that consumer spending should remain a key driver of economic growth. Consistent with the economic outlook and building inflationary dynamics, the U.S. Federal Reserve is forecasted to increase its policy interest rate from its current range of 1.75% to 2%, to 3% to 3.25% by December 2019.

Mirroring the American growth pattern, Canada's economy appears on track to turn in a stronger performance in the second calendar quarter – of around 3.5% – shaking off some early-year softness. Instrumental to the growth acceleration is a resurgence of exports. But, similar to the U.S., some one-off factors were at play, notably the resolution of earlier production disruptions in the automotive and energy sectors. Not all the temporary influences have played out favourably for Canadian GDP growth. Changes to mortgage underwriting rules at the onset of calendar 2018 prompted a sharp downward response in both national home sales and prices during the first four months. The impact was particularly notable in higher-priced markets, such as the Greater Toronto and Vancouver areas. Data for May and June have brought forward tentative signs of stabilization in the Toronto area, but Vancouver appears to be still absorbing the additional weight of housing measures enacted in the February 2018 provincial budget. Regardless, the level of sales activity remains below recent peaks, by about 34% in Toronto and 53% in Vancouver. Outside of these areas, the housing data for other urban markets are mixed, activity in oil-related provinces still impacted by excess supply.

Looking past the data volatility from policy-related initiatives, Canadian economic growth should settle at around a 2% pace in the second half of calendar 2018, consistent with underlying fundamentals. Income gains are expected to limit further downside in housing and help maintain modest gains in consumer spending. Meanwhile, capacity pressures, low unemployment, and positive sentiment indicators all suggest that business investment will continue to expand.

The Bank of Canada raised its policy interest rate by 100 basis points (bps) between July 2017 and July 2018, and continues to indicate that further gradual rate increases are likely over the medium term. The pace of these increases should be tempered by uncertainties surrounding the North American Free Trade Agreement (NAFTA), as well as the increased sensitivity of highly-indebted households to rising interest rates. Only three additional 25 bps increases in the overnight rate are expected by the end of calendar year 2019.

This means that central bank policy interest rates are likely to move higher at a faster pace in the U.S. than in Canada, limiting the upside to the Canadian dollar. The currency is forecast to remain in a trading range of US76 cents to US79 cents in calendar year 2018, rising to a range of US78 cents to US80 cents in 2019.

Embedded in the Canadian outlook are a number of key downside risks, including the possibility of a renewed slowdown in housing activity and a period of household deleveraging. In addition, NAFTA negotiations remain unresolved, leaving levels of business uncertainty high, compounded by the risk of the imposition of further tariffs on Canadian goods exports. The risk of such an outcome also presents a downside to the U.S. outlook. There is also the likelihood that the boost to U.S. growth from fiscal stimulus may prove smaller than expected due to capacity limitations and an extended business cycle. Trade risks also extend beyond North America, as tensions build between China and the United States, potentially disrupting globally integrated supply chains. Lastly, a number of issues remain unresolved including negotiations over the United Kingdom's exit from the European Union, ongoing tensions in the Middle East, and populist threats to established political and economic systems. These all keep global uncertainty elevated and may drive periods of financial market volatility.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 13

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the Bank's 2017 MD&A, and Note 29 Segmented Information of the Bank's Consolidated Financial Statements for the year ended October 31, 2017. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Upon adoption of IFRS 9, the current period PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified credit losses under IAS 39.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during the first quarter of 2018, and updated during the current quarter, to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact of these adjustments was reported in the Corporate segment. The lower corporate tax rate had and will have a positive effect on TD's current and future earnings, which are and will be reflected in the results of the affected segments. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations. The effective tax rate for the U.S. Retail Bank declined in proportion to the reduction in the federal rate and is expected to remain near this level for the balance of 2018. For additional details, refer to "How the Bank Reports" and "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $26 million, compared with $59 million in the third quarter last year and $17 million in the prior quarter.

TABLE 11: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Net interest income	$2,948	$2,781	$2,692	$8,554	$7,838
Non-interest income	2,851	2,731	2,637	8,307	7,826
Total revenue	5,799	5,512	5,329	16,861	15,664
Provision for credit losses – impaired[1]	226	219	238	682	742
Provision for credit losses – performing[2]	20	–	–	53	–
Total provision for credit losses[3]	246	219	238	735	742
Insurance claims and related expenses	627	558	519	1,760	1,631
Non-interest expenses	2,400	2,232	2,219	6,943	6,662
Provision for (recovery of) income taxes	674	670	628	1,981	1,768
Net income	$1,852	$1,833	$1,725	$5,442	$4,861

Selected volumes and ratios
Return on common equity	48.6%	50.6%	46.9%	48.8%	45.0%
Net interest margin (including on securitized assets)	2.93	2.91	2.84	2.90	2.82
Efficiency ratio	41.4	40.5	41.6	41.2	42.5
Assets under administration (billions of Canadian dollars)	$403	$392	$370	$403	$370
Assets under management (billions of Canadian dollars)	297	289	272	297	272
Number of Canadian retail branches	1,108	1,121	1,138	1,108	1,138
Average number of full-time equivalent staff	38,838	38,051	38,736	38,316	39,102
1	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
2	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
3	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail segment was recorded in the Corporate segment.

Quarterly comparison – Q3 2018 vs. Q3 2017

Canadian Retail net income for the quarter was $1,852 million, an increase of $127 million, or 7%, compared with the third quarter last year. The increase in earnings reflects revenue growth, partially offset by higher insurance claims and non-interest expenses. The annualized ROE for the quarter was 48.6%, compared with 46.9% in the third quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,799 million, an increase of $470 million, or 9%, compared with the third quarter last year.

Net interest income increased $256 million, or 10%, reflecting volume growth and higher margins. Average loan volumes increased $24 billion, or 6%, reflecting 11% growth in business loans and 5% growth in personal loans. Average deposit volumes increased $12 billion, or 4%, reflecting 6% growth in business deposits and 3% growth in personal deposits. Net interest margin was 2.93%, an increase of 9 basis points (bps), reflecting rising interest rates, partially offset by competitive pricing in loans.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 14

Non-interest income increased $214 million, or 8%. Excluding changes in the fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims, non-interest income increased $148 million, or 5%, reflecting wealth asset growth, an increase in revenues from the insurance business and higher fee-based revenue in the banking businesses.

Assets under administration (AUA) were $403 billion as at July 31, 2018, an increase of $33 billion, or 9%, reflecting new asset growth and increases in market value. AUM were $297 billion as at July 31, 2018, an increase of $25 billion, or 9%, compared with the third quarter last year, reflecting increases in market value and new asset growth.

PCL was $246 million, an increase of $8 million, or 3%, compared with the third quarter last year. PCL – impaired for the quarter was $226 million, a decrease of $12 million, or 5%, reflecting strong credit performance. PCL – performing (recorded in the Corporate segment in the third quarter last year as incurred but not identified credit losses under IAS 39) was $20 million, reflecting volume growth. Total PCL as an annualized percentage of credit volume was 0.24% or a decrease of 1 basis point, remaining at cyclical lows. Net impaired loans decreased $49 million, or 9%. Net impaired loans as a percentage of total loans was 0.13%, compared with 0.15%, in the third quarter last year.

Insurance claims and related expenses for the quarter were $627 million, an increase of $108 million, or 21%, compared with the third quarter last year reflecting changes in the fair value of investments supporting claims liabilities, which resulted in a similar increase to non-interest income, increased reinsurance claims assumed and more severe weather-related events, partially offset by lower current year claims and the impact of changes to forward-looking actuarial assumptions.

Non-interest expenses for the quarter were $2,400 million, an increase of $181 million, or 8%, compared with the third quarter last year, reflecting increased employee-related expenses and higher spend related to strategic initiatives, marketing and promotion.

The efficiency ratio for the quarter was 41.4%, compared with 41.6% in the third quarter last year.

Quarterly comparison – Q3 2018 vs. Q2 2018

Canadian Retail net income for the quarter increased $19 million, or 1%, compared with the prior quarter. The increase in earnings reflects higher revenue due to the effect of three additional days in the quarter, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 48.6%, compared with 50.6% in the prior quarter.

Revenue increased $287 million, or 5%, compared with the prior quarter. Net interest income increased $167 million, or 6%, reflecting the effect of three additional days in the third quarter and volume growth. Average loan volumes increased $7 billion, or 2%, reflecting 3% growth in business loans and 2% growth in personal loans. Average deposit volumes increased $3 billion, or 1%, reflecting 2% growth in business deposits and 1% growth in personal deposits. Net interest margin was 2.93%, or an increase of 2 bps, reflecting rising interest rates.

Non-interest income increased $120 million, or 4%. Excluding changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims, non-interest income increased $97 million or 4%, reflecting the effect of three additional days in the third quarter, higher fee-based revenue in the banking businesses, higher asset levels, and increased revenues from the insurance business.

AUA increased $11 billion, or 3%, compared with the prior quarter, reflecting increases in market value and new asset growth. AUM increased $8 billion, or 3%, reflecting increases in market value.

PCL increased by $27 million, or 12%, compared with the prior quarter. PCL – impaired increased by $7 million, or 3%, reflecting loan volume growth. PCL – performing increased by $20 million over prior quarter, reflecting volume growth. Total PCL as an annualized percentage of credit volume was 0.24%, or an increase of 1 basis point over prior quarter. Net impaired loans increased $8 million, or 2%. Net impaired loans as a percentage of total loans was 0.13%, compared with 0.13%, in the prior quarter.

Insurance claims and related expenses for the quarter increased $69 million, or 12%, compared with the prior quarter reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, less favourable prior years' claims development, the seasonality of claims, and more severe weather-related events, partially offset by a decrease in reinsurance claims assumed and the impact of changes to forward-looking actuarial assumptions.

Non-interest expenses increased $168 million, or 8%, compared with the prior quarter, reflecting higher employee-related expenses and higher spend related to strategic initiatives, marketing and promotion.

The efficiency ratio for the quarter was 41.4%, compared with 40.5% in the prior quarter.

Year-to-date comparison – Q3 2018 vs. Q3 2017

Canadian Retail net income for the nine months ended July 31, 2018, was $5,442 million, an increase of $581 million, or 12%, compared with the same period last year. The increase in earnings reflects revenue growth, partially offset by higher non-interest expenses and insurance claims. The annualized ROE for the period was 48.8%, compared with 45.0% in the same period last year.

Revenue for the period was $16,861 million, an increase of $1,197 million, or 8%, compared with the same period last year. Net interest income increased $716 million, or 9%, reflecting volume growth and higher margins. Average loan volumes increased $23 billion, or 6%, reflecting 10% growth in business loans and 5% growth in personal loans. Average deposit volumes increased $17 billion, or 5%, reflecting 9% growth in business deposits and 4% growth in personal deposits. Net interest margin was 2.90%, an increase of 8 bps, reflecting rising interest rates, partially offset by competitive pricing in loans.

Non-interest income increased $481 million, or 6%. Excluding changes in the fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims, non-interest income increased $422 million, or 5%, reflecting wealth asset growth, an increase in revenues from the insurance business, higher fee-based revenue in the personal banking business, and higher trading volumes in the direct investing business.

PCL for the nine months ended July 31, 2018 was $735 million, a decrease of $7 million, or 1% compared to the same period last year. PCL – impaired was $682 million, a decrease of $60 million, or 8%, reflecting strong credit performance. PCL – performing was $53 million. Annualized PCL as a percentage of credit volume was 0.25%, or a decrease of 1 basis point.

Insurance claims and related expenses were $1,760 million, an increase of $129 million, or 8%, compared with the same period last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, an increase in reinsurance claims assumed, higher current year claims, and more severe weather-related events, partially offset by more favourable prior years' claims development and the impact of changes to forward-looking actuarial assumptions.

Non-interest expenses were $6,943 million, an increase of $281 million, or 4%, compared with the same period last year. The increase reflects higher employee-related expenses including revenue-based variable expenses in the wealth business, restructuring costs across a number of businesses, and higher spend related to strategic initiatives, marketing and promotion.

The efficiency ratio for the period was 41.2%, compared with 42.5% for the same period last year.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 15

TABLE 12: U.S. RETAIL
(millions of dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
Canadian Dollars	2018	2018	2017	2018	2017
Net interest income	$2,114	$1,977	$1,924	$6,031	$5,614
Non-interest income[1]	698	654	715	2,055	2,066
Total revenue	2,812	2,631	2,639	8,086	7,680
Provision for credit losses – impaired[2]	185	199	176	571	449
Provision for credit losses – performing[3]	37	5	4	102	140
Total provision for credit losses	222	204	180	673	589
Non-interest expenses – reported	1,528	1,488	1,466	4,463	4,349
Non-interest expenses – adjusted	1,528	1,472	1,466	4,442	4,349
Provision for (recovery of) income taxes – reported[1]	144	94	210	341	533
Provision for (recovery of) income taxes – adjusted[1]	144	98	210	346	533
U.S. Retail Bank net income – reported	918	845	783	2,609	2,209
U.S. Retail Bank net income – adjusted[4]	918	857	783	2,625	2,209
Equity in net income of an investment in TD Ameritrade – reported[1]	225	134	118	465	337
Equity in net income of an investment in TD Ameritrade – adjusted[1,5]	243	195	118	612	337
Net income – reported	$1,143	$979	$901	$3,074	$2,546
Net income – adjusted	1,161	1,052	901	3,237	2,546

U.S. Dollars
Net interest income	$1,620	$1,551	$1,457	$4,704	$4,229
Non-interest income[1]	536	513	542	1,604	1,557
Total revenue – reported	2,156	2,064	1,999	6,308	5,786
Provision for credit losses – impaired[2]	142	158	134	448	338
Provision for credit losses – performing[3]	28	3	3	78	106
Total provision for credit losses	170	161	137	526	444
Non-interest expenses – reported	1,172	1,167	1,113	3,483	3,278
Non-interest expenses – adjusted	1,172	1,154	1,113	3,466	3,278
Provision for (recovery of) income taxes – reported[1]	111	73	159	264	402
Provision for (recovery of) income taxes – adjusted[1]	111	76	159	268	402
U.S. Retail Bank net income – reported	703	663	590	2,035	1,662
U.S. Retail Bank net income – adjusted[4]	703	673	590	2,048	1,662
Equity in net income of an investment in TD Ameritrade – reported[1]	174	107	88	363	253
Equity in net income of an investment in TD Ameritrade – adjusted[1,5]	188	154	88	479	253
Net income – reported	$877	$770	$678	$2,398	$1,915
Net income – adjusted	891	827	678	2,527	1,915

Selected volumes and ratios
Return on common equity – reported	13.1%	11.9%	10.3%	12.0%	9.8%
Return on common equity – adjusted	13.3	12.7	10.3	12.7	9.8
Net interest margin[6]	3.33	3.23	3.14	3.25	3.07
Efficiency ratio – reported	54.4	56.5	55.7	55.2	56.7
Efficiency ratio – adjusted	54.4	55.9	55.7	54.9	56.7
Assets under administration (billions of dollars)	$19	$19	$18	$19	$18
Assets under management (billions of dollars)	58	59	61	58	61
Number of U.S. retail stores	1,246	1,244	1,260	1,246	1,260
Average number of full-time equivalent staff	26,804	26,382	25,812	26,452	25,866
1	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The amount was estimated during the first quarter of 2018, and was updated during the third quarter of 2018. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
3	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
4	Adjusted U.S. Retail Bank net income excludes the following items of note: Charges associated with the Bank's acquisition of Scottrade Bank in the second quarter 2018 – $16 million ($12 million after tax) or US$13 million (US$10 million after tax) and first quarter 2018 – $5 million ($4 million after tax) or US$4 million (US$3 million after tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
5	Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in the third quarter 2018 – $18 million or US$14 million after tax, second quarter 2018 – $61 million or US$47 million after tax and first quarter 2018 – $68 million or US$55 million after tax. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
6	Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q3 2018 vs. Q3 2017

U.S. Retail reported net income for the quarter was $1,143 million (US$877 million), an increase of $242 million (US$199 million), or 27% (29% in U.S. dollars), compared with the third quarter last year. On an adjusted basis, net income for the quarter was $1,161 million (US$891 million), an increase of $260 million (US$213 million), or 29% (31% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 13.1% and 13.3%, respectively, compared with 10.3% in the third quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank was $918 million (US$703 million). Reported and adjusted net income for the quarter from the Bank’s investment in TD Ameritrade was $225 million (US$174 million) and $243 million (US$188 million), respectively.

The reported contribution from TD Ameritrade of US$174 million increased US$86 million, or 98%, compared with the third quarter last year, primarily due to the Scottrade transaction, higher interest rates, increased trading volumes, and a lower corporate income tax rate, partially offset by charges associated with the Scottrade transaction and higher operating expenses. Adjusted contribution from TD Ameritrade was US$188 million, an increase of US$100 million.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 16

U.S. Retail Bank net income of US$703 million for the quarter increased US$113 million, or 19%, due to higher deposit margins, loan and deposit volume growth, the benefit of the Scottrade transaction, and a lower corporate income tax rate, partially offset by higher non-interest expenses and PCL.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,156 million, an increase of US$157 million, or 8%, compared with the third quarter last year. Net interest income increased US$163 million, or 11%, due to higher deposit margins, loan and deposit volume growth, and the benefit of the Scottrade transaction. Net interest margin was 3.33%, an increase of 19 bps, primarily due to higher deposit margins and balance sheet mix. Non-interest income decreased US$6 million, or 1%, as fee income growth in personal and commercial banking, and wealth management was more than offset by losses on certain tax credit-related investments.

Average loan volumes increased US$6 billion, or 4%, compared with the third quarter last year due to growth in business and personal loans of 2% and 7%, respectively. Average deposit volumes increased US$22 billion, or 9%, reflecting a 19% increase in sweep deposit volume primarily due to the Scottrade transaction, 4% growth in personal deposit volumes, and 1% growth in business deposit volumes.

AUA were US$19 billion as at July 31, 2018, relatively flat compared with the third quarter last year. AUM were US$58 billion as at July 31, 2018, a decrease of $3 billion, or 5%, compared with the third quarter last year, reflecting net fund outflows, partially offset by market appreciation.

PCL for the quarter was US$170 million, an increase of US$33 million, or 24%, compared with the third quarter last year. PCL – impaired was US$142 million, an increase of US$8 million, or 6%, primarily reflecting volume growth, seasoning, and mix in the credit card and auto portfolios. PCL – performing was US$28 million, an increase of US$25 million, reflecting the impact of methodology changes related to the adoption of IFRS 9 where Stage 2 loans are now measured based on a lifetime expected credit loss (ECL). U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.46%, or an increase of 8 bps. Net impaired loans, excluding ACI loans, were US$1.3 billion, a decrease of US$49 million, or 4%. Excluding ACI loans, net impaired loans as a percentage of total loans were 1% as at July 31, 2018.

Non-interest expenses for the quarter were US$1,172 million, an increase of US$59 million, or 5%, compared with the third quarter last year, reflecting higher investments in business initiatives, business volume growth, and higher employee related costs, partially offset by productivity savings.

The efficiency ratio for the quarter was 54.4%, compared with 55.7%, in the third quarter last year.

Quarterly comparison – Q3 2018 vs. Q2 2018

U.S. Retail reported net income of $1,143 million (US$877 million) increased $164 million (US$107 million), or 17% (14% in U.S. dollars), compared with the prior quarter, while adjusted net income of $1,161 million (US$891 million) increased $109 million (US$64 million), or 10% (8% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 13.1% and 13.3% respectively, compared to 11.9% and 12.7% in the prior quarter.

The reported contribution from TD Ameritrade of US$174 million increased US$67 million, or 63%, compared with the prior quarter, primarily due to reduced operating expenses and lower charges associated with the Scottrade transaction. Adjusted contribution from TD Ameritrade was US$188 million, an increase of US$34 million, or 22%.

U.S. Retail Bank net income for the quarter was US$703 million. Reported net income increased US$40 million, or 6%, compared with the prior quarter, primarily due to higher deposit margins and fee income growth, partially offset by higher expenses and PCL. On an adjusted basis, net income increased US$30 million, or 4%.

Revenue for the quarter increased US$92 million, or 4%, compared with the prior quarter. Net interest income increased US$69 million, or 4%, due to higher deposit margins and the effect of three additional days in the quarter. Net interest margin was 3.33%, an increase of 10 bps, primarily due to higher deposit margins and balance sheet mix. Non-interest income increased US$23 million, or 4%, primarily reflecting fee income growth in personal banking and the effect of three additional days in the quarter.

Average loan volumes in business and personal loans were relatively flat compared with the prior quarter. Average deposit volumes decreased US$2 billion, or 1%, due to declines in business and sweep deposit volumes.

AUA were US$19 billion as at July 31, 2018, relatively flat compared with the prior quarter. AUM were US$58 billion as at July 31, 2018, a decrease of $1 billion, or 2%, reflecting net fund outflows, partially offset by market appreciation.

PCL for the quarter increased US$9 million, or 6%, compared with the prior quarter. PCL – impaired was US$142 million, a decrease of US$16 million, or 10%, primarily reflecting improved credit performance in the credit card and auto portfolios. PCL – performing was US$28 million, an increase of US$25 million, primarily reflecting a prior quarter benefit due to lower commercial volume growth, and a provision for trade related uncertainty. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.46%, or an increase of 1 basis point. Net impaired loans, excluding ACI loans, were US$1.3 billion, a decrease of US$31 million, or 2%. Excluding ACI loans, net impaired loans as a percentage of total loans were 1% as at July 31, 2018.

Non-interest expenses for the quarter were US$1,172 million, an increase of US$5 million on a reported basis, compared with the prior quarter, primarily reflecting store optimization and the effect of three additional days in the quarter, partially offset by timing of initiative spend and charges associated with the Scottrade transaction in the prior quarter. On an adjusted basis, non-interest expenses increased US$18 million, or 2%.

The efficiency ratio for the quarter was 54.4%, compared with 56.5% and 55.9% on a reported and adjusted basis, respectively, in the prior quarter.

Year-to-date comparison – Q3 2018 vs. Q3 2017

U.S. Retail reported net income for the nine months ended July 31, 2018, was $3,074 million (US$2,398 million), an increase of $528 million (US$483 million), or 21% (25% in U.S. dollars), compared with the same period last year. On an adjusted basis, net income for the period was $3,237 million (US$2,527 million), an increase of $691 million (US$612 million), or 27% (32% in U.S. dollars). The reported and adjusted annualized ROE for the period was 12.0% and 12.7%, respectively, compared with 9.8% in the same period last year.

Reported net income for the period from the U.S. Retail Bank and the Bank's investment in TD Ameritrade was $2,609 million (US$2,035 million) and $465 million (US$363 million), respectively. On an adjusted basis for the period, the U.S. Retail Bank and the Bank's investment in TD Ameritrade contributed net income of $2,625 million (US$2,048 million) and $612 million (US$479 million), respectively.

The reported contribution from TD Ameritrade of US$363 million increased US$110 million, or 43%, compared with the same period last year, primarily due to the Scottrade transaction, higher interest rates, increased trading volumes, and a lower corporate income tax rate, partially offset by charges associated with the Scottrade transaction and higher operating expenses. Adjusted contribution from TD Ameritrade was US$479 million, an increase of US$226 million, or 89%.

U.S. Retail Bank reported net income for the period was US$2,035 million, an increase of US$373 million, or 22%, compared with the same period last year, primarily due to higher loan and deposit volumes, higher deposit margins, fee income growth, the benefit of the Scottrade transaction, and a lower corporate income tax rate, partially offset by higher expenses and PCL. U.S. Retail Bank adjusted net income of US$2,048 million increased US$386 million, or 23%.

Revenue for the period was US$6,308 million, an increase of US$522 million, or 9%, compared with same period last year. Net interest income increased US$475 million, or 11%, primarily due to higher deposit margins, growth in loan and deposit volumes, and the benefit of the Scottrade transaction. Net interest margin was 3.25%, an increase of 18 bps, primarily due to higher deposit margins and balance sheet mix. Non-interest income increased US$47 million, or 3%, reflecting fee income growth in personal and commercial banking, and wealth management, partially offset by losses on certain tax credit-related investments.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 17

Average loan volumes increased US$7 billion, or 5%, compared with the same period last year, due to growth in personal loans of 7% and business loans of 3%. Average deposit volumes increased US$20 billion, or 8%, reflecting 5% growth in personal deposits, 1% growth in business deposits, and a 17% increase in sweep deposit volume primarily due to the Scottrade transaction.

PCL was US$526 million, an increase of US$82 million, or 18%, compared with the same period last year. PCL – impaired was US$448 million, an increase of US$110 million, or 33%, primarily reflecting volume growth, seasoning, and mix in the credit card and auto portfolios, coupled with favourable parameter changes to the retail portfolio in the prior year. PCL – performing was US$78 million, a decrease of US$28 million, or 26%, primarily reflecting lower volume growth in the commercial portfolios. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 0.48%, or an increase of 6 bps.

Reported non-interest expenses for the period were US$3,483 million, an increase of US$205 million, or 6%, compared with same period last year, reflecting higher investments in business initiatives, business and volume growth, higher employee related costs, and charges associated with the Scottrade transaction, partially offset by productivity savings. On an adjusted basis, non-interest expenses increased US$188 million, or 6%.

The reported and adjusted efficiency ratios for the period were 55.2% and 54.9% respectively, compared with 56.7%, for the same period last year.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 7, Investment in Associates and Joint Ventures of the Bank's Interim Consolidated Financial Statements for further information on TD Ameritrade.

TABLE 13: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Net interest income (TEB)	$276	$272	$329	$877	$1,527
Non-interest income[1,2]	519	600	573	1,665	1,050
Total revenue	795	872	902	2,542	2,577
Provision for (recovery of) credit losses – impaired[2,3]	–	(8)	–	(8)	(28)
Provision for (recovery of) credit losses – performing[4]	(14)	24	–	3	–
Total provision for (recovery of) credit losses[5]	(14)	16	–	(5)	(28)
Non-interest expenses	518	501	504	1,530	1,509
Provision for (recovery of) income taxes (TEB)[6]	68	88	105	249	288
Net income	$223	$267	$293	$768	$808

Selected volumes and ratios
Trading-related revenue (TEB)	$275	$475	$463	$1,265	$1,403
Gross drawn (billions of Canadian dollars)[7]	23.6	22.1	19.6	23.6	19.6
Return on common equity	14.0%	18.7%	19.6%	17.5%	17.8%
Efficiency ratio	65.2	57.5	55.9	60.2	58.6
Average number of full-time equivalent staff	4,239	4,053	4,014	4,107	3,971
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified securities portfolio (classified as FVOCI under IFRS 9 and AFS under IAS 39) are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Effective November 1, 2017, the accrual costs related to CDS used to manage Wholesale Banking's corporate lending exposure are recorded in non-interest income, previously reported as a component of PCL. The change in market value of the CDS, in excess of the accrual cost, continues to be reported in the Corporate segment.
3	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
4	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
5	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in Wholesale Banking was recorded in the Corporate segment.
6	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during the first quarter of 2018 to Wholesale Banking's U.S. deferred tax assets and liabilities to the lower base rate of 21%. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
7	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, CDS, and allowance for credit losses relating to the corporate lending business.

Quarterly comparison – Q3 2018 vs. Q3 2017

Wholesale Banking net income for the quarter was $223 million, a decrease of $70 million, or 24%, compared with the third quarter last year reflecting lower revenue and higher non-interest expenses, partially offset by a net recovery of PCL. The annualized ROE for the quarter was 14.0%, compared with 19.6% in the third quarter last year.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $795 million, a decrease of $107 million, or 12%, compared with the third quarter last year reflecting lower trading-related revenue primarily from losses on the revaluation of short-term trading deposits using own credit spreads, partially offset by higher advisory fees and corporate lending.

PCL for the quarter was a benefit of $14 million compared to no PCL in the third quarter last year. PCL – performing (recorded in the Corporate segment in the third quarter last year as incurred but not identified credit losses under IAS 39) for the quarter was a benefit of $14 million primarily reflecting a reduction in Stage 2 volumes.

Non-interest expenses were $518 million, an increase of $14 million, or 3%, compared with the third quarter last year reflecting continued investments in client facing employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy, partially offset by lower variable compensation.

Quarterly comparison – Q3 2018 vs. Q2 2018

Wholesale Banking net income for the quarter decreased $44 million, or 16%, compared with the prior quarter reflecting lower revenue and higher non-interest expenses, partially offset by lower PCL. The annualized ROE for the quarter was 14.0%, compared with 18.7% in the prior quarter.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 18

Revenue for the quarter decreased $77 million, or 9%, compared with the prior quarter reflecting lower trading-related revenue primarily from lower equity and other trading revenue and losses on the revaluation of short-term trading deposits using own credit spreads, partially offset by higher advisory fees and corporate lending.

PCL for the quarter was a benefit of $14 million compared to PCL of $16 million in the prior quarter. PCL – impaired was nil in the current quarter compared to a net recovery of $8 million in the prior quarter reflecting a recovery of provisions in the oil and gas sector. PCL – performing decreased by $38 million compared with the prior quarter primarily reflecting provisions taken for credit migration in the prior quarter and a current quarter benefit reflecting a reduction in Stage 2 volumes.

Non-interest expenses for the quarter increased $17 million, or 3%, compared with the prior quarter reflecting continued investments in client facing employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy, partially offset by lower variable compensation.

Year-to-date comparison – Q3 2018 vs. Q3 2017

Wholesale Banking net income for the nine months ended July 31, 2018, was $768 million, a decrease of $40 million, or 5%, compared with the same period last year reflecting lower revenue, lower net recovery of PCL and higher non-interest expenses. The annualized ROE was 17.5%, compared with 17.8% in the same period last year.

Revenue was $2,542 million, a decrease of $35 million, or 1%, compared with the same period last year reflecting lower trading-related revenue primarily from lower interest rate and credit trading revenue, partially offset by higher corporate lending. Changes in net interest income (TEB) and non-interest income were impacted by business mix due to increased client activity in equity trading in the same period last year.

PCL was a benefit of $5 million compared with a benefit of $28 million in the same period last year. PCL – impaired was a net recovery of $8 million compared with a net recovery of $28 million last year reflecting a lower recovery of provisions in the oil and gas sector. PCL – performing (recorded in the Corporate segment in the same period last year as incurred but not identified credit losses under IAS 39) for the period was $3 million primarily reflecting credit migration, partially offset by a reduction in Stage 2 volumes.

Non-interest expenses were $1,530 million, an increase of $21 million, or 1%, compared with the same period last year reflecting continued investments in employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy, partially offset by the revaluation of certain liabilities for post-retirement benefits and lower variable compensation.

TABLE 14: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Net income (loss) – reported[1,2,3]	$(113)	$(163)	$(150)	$(910)	$(410)
Pre-tax adjustments for items of note[4]
Amortization of intangibles	77	86	74	248	232
Impact from U.S. tax reform[3]	–	–	–	48	–
Loss on sale of Direct Investing business in Europe	–	–	42	–	42
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio[1]	–	–	–	–	(41)
Total pre-tax adjustments for items of note	77	86	116	296	233
Provision for (recovery of) income taxes for items of note[3]	73	13	20	(302)	54
Net income (loss) – adjusted	$(109)	$(90)	$(54)	$(312)	$(231)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(214)	$(189)	$(166)	$(601)	$(585)
Other	87	81	83	235	268
Non-controlling interests	18	18	29	54	86
Net income (loss) – adjusted	$(109)	$(90)	$(54)	$(312)	$(231)

Selected volumes
Average number of full-time equivalent staff	15,377	14,574	14,528	14,764	14,419
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified securities portfolio (classified as FVOCI under IFRS 9 and AFS under IAS 39) are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail and Wholesale Banking segments were recorded in the Corporate segment.
3	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time net charge to earnings during the first quarter of 2018 of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The amount was estimated during the first quarter of 2018 and was updated during the third quarter of 2018, resulting in a net $61 million deferred income tax benefit.
4	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q3 2018 vs. Q3 2017

Corporate segment's reported net loss for the quarter was $113 million, compared with a reported net loss of $150 million in the third quarter last year. Reported net loss decreased primarily due to loss on sale of the Direct Investing business in Europe in the third quarter last year and the income tax benefit resulting from the Bank's current quarter update to the impact of U.S. tax reform previously estimated during the first quarter of 2018, partially offset by higher net corporate expenses and lower non-controlling interests. Net corporate expenses were higher largely due to the positive impact of tax adjustments in the third quarter last year and investments in advanced analytic capabilities in the current quarter. Adjusted net loss was $109 million, compared with an adjusted net loss of $54 million in the third quarter last year.

Quarterly comparison – Q3 2018 vs. Q2 2018

Corporate segment's reported net loss for the quarter was $113 million, compared with a reported net loss of $163 million in the prior quarter. Reported net loss decreased primarily due to the income tax benefit resulting from the Bank's current quarter update to the impact of U.S. tax reform previously estimated during the first quarter of 2018, partially offset by higher net corporate expenses in the current quarter. Net corporate expenses increased largely due to higher regulatory related expenses in the current quarter and timing of certain other expenses. Adjusted net loss was $109 million, compared with an adjusted net loss of $90 million in the prior quarter.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 19

Year-to-date comparison – Q3 2018 vs. Q3 2017

Corporate segment's reported net loss for the nine months ended July 31, 2018, was $910 million, compared with a reported net loss of $410 million in the same period last year. The increase in reported net loss is primarily due to the impact from U.S. tax reform, lower contribution from Other items and non-controlling interests, and higher net corporate expenses in the current period. Lower contribution from Other items was largely due to favourable impact of tax items recognized in the same period last year. Net corporate expenses increased primarily due to the positive impact of tax adjustments in the same period last year and investments in advanced analytic capabilities in the current period. Adjusted net loss for the nine months ended July 31, 2018, was $312 million, compared with an adjusted net loss of $231 million in the same period last year.

QUARTERLY RESULTS

The following table provides summary information related to the Bank's eight most recently completed quarters.

TABLE 15: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)					For the three months ended
			2018				2017	2016
	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$5,655	$5,398	$5,430	$5,330	$5,267	$5,109	$5,141	$5,072
Non-interest income	4,230	4,069	3,930	3,940	4,019	3,364	3,979	3,673
Total revenue	9,885	9,467	9,360	9,270	9,286	8,473	9,120	8,745
Provision for credit losses	561	556	693	578	505	500	633	548
Insurance claims and related expenses	627	558	575	615	519	538	574	585
Non-interest expenses	5,117	4,822	4,846	4,828	4,855	4,786	4,897	4,848
Provision for (recovery of) income taxes	705	746	1,040	640	760	257	596	555
Equity in net income of an investment in
TD Ameritrade	230	131	147	103	122	111	113	94
Net income – reported	3,105	2,916	2,353	2,712	2,769	2,503	2,533	2,303
Pre-tax adjustments for items of note
Amortization of intangibles[1]	77	86	85	78	74	78	80	80
Charges associated with the Scottrade transaction[1]	18	77	73	46	–	–	–	–
Impact from U.S. tax reform[1]	–	–	48	–	–	–	–	–
Dilution gain on the Scottrade transaction[2]	–	–	–	(204)	–	–	–	–
Loss on sale of TD Direct Investing business in
Europe[1]	–	–	–	–	42	–	–	–
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio[1]	–	–	–	–	–	–	(41)	(19)
Total pre-tax adjustments for items of note	95	163	206	(80)	116	78	39	61
Provision for (recovery of) income taxes for
items of note	73	17	(387)	29	20	20	14	17
Net income – adjusted	3,127	3,062	2,946	2,603	2,865	2,561	2,558	2,347
Preferred dividends	59	52	52	50	47	48	48	43
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	3,068	3,010	2,894	2,553	2,818	2,513	2,510	2,304
Attributable to:
Common shareholders – adjusted	3,050	2,992	2,876	2,518	2,789	2,485	2,481	2,275
Non-controlling interests – adjusted	$18	$18	$18	$35	$29	$28	$29	$29

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.65	$1.54	$1.24	$1.42	$1.46	$1.31	$1.32	$1.20
Adjusted	1.67	1.62	1.56	1.36	1.51	1.34	1.34	1.23
Diluted earnings per share
Reported	1.65	1.54	1.24	1.42	1.46	1.31	1.32	1.20
Adjusted	1.66	1.62	1.56	1.36	1.51	1.34	1.33	1.22
Return on common equity – reported	16.9%	16.8%	13.2%	15.4%	15.5%	14.4%	14.4%	13.3%
Return on common equity – adjusted	17.1	17.6	16.6	14.7	16.1	14.8	14.5	13.6

(billions of Canadian dollars, except as noted)
Average earning assets	$1,152	$1,124	$1,116	$1,077	$1,077	$1,056	$1,041	$1,031
Net interest margin	1.95%	1.97%	1.93%	1.96%	1.94%	1.98%	1.96%	1.96%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	In connection with TD Ameritrade's acquisition of Scottrade on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights. As a result of the share issuances, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million reported in the Corporate segment.
TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 20

BALANCE SHEET REVIEW

TABLE 16: SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS[1]
(millions of Canadian dollars)			As at
	July 31, 2018	November 1, 2017	October 31, 2017
Assets
Cash and interest-bearing deposits with banks	$40,119	$55,156	$55,156
Trading loans, securities, and other	124,061	103,832	103,918
Non-trading financial assets at fair value through profit or loss	3,865	9,272	n/a2
Derivatives	47,567	56,195	56,195
Financial assets designated at fair value through profit or loss	3,246	3,150	4,032
Financial assets at fair value through other comprehensive income	130,152	143,107	n/a2
Available-for-sale securities	n/a	n/a	146,411
Debt securities at amortized cost, net of allowance for credit losses	99,839	76,157	n/a2
Held-to-maturity securities	n/a	n/a	71,363
Securities purchased under reverse repurchase agreements	129,019	134,429	134,429
Loans, net of allowance for loan losses	635,228	603,041	612,591
Other	79,408	94,882	94,900
Total assets	$1,292,504	$1,279,221	$1,278,995
Liabilities
Trading deposits	$107,599	$79,940	$79,940
Derivatives	42,966	51,214	51,214
Deposits	838,568	832,824	832,824
Obligations related to securities sold under repurchase agreements	94,609	88,591	88,591
Subordinated notes and debentures	7,023	9,528	9,528
Other	124,052	141,958	141,708
Total liabilities	1,214,817	1,204,055	1,203,805
Total equity	77,687	75,166	75,190
Total liabilities and equity	$1,292,504	$1,279,221	$1,278,995
1	Refer to Note 2 of the Interim Consolidated Financial Statements for explanation of changes to the balance sheet between October 31, 2017 and November 1, 2017.
2	Not applicable.

Total assets were $1,293 billion as at July 31, 2018, an increase of $13 billion from November 1, 2017. The increase was primarily due to loans, net of allowances for loan losses of $32 billion, debt securities at amortized cost, net of allowance for credit losses of $24 billion, and trading loans, securities, and other of $20 billion. The increase was partially offset by decreases in cash and interest-bearing deposits with banks of $15 billion, financial assets at FVOCI of $13 billion, derivatives of $9 billion, non-trading financial assets at fair value through profit and loss of $5 billion, securities purchased under reverse repurchase agreements of $5 billion, and other assets of $15 billion. The foreign currency translation impact on total assets, primarily in the U.S. Retail segment, was an increase of approximately $4 billion.

Cash and interest-bearing deposits with banks decreased $15 billion primarily due to lower volumes.

Trading loans, securities, and other increased $20 billion primarily due to higher securities positions.

Non-trading financial assets at fair value through profit or loss decreased $5 billion primarily due to maturities and sale of investments.

Derivatives decreased $9 billion primarily due to netting of positions and foreign exchange environment, partially offset by the current interest rate environment.

Financial assets at fair value through other comprehensive income decreased $13 billion primarily due to maturities, partially offset by new investments.

Debt securities at amortized cost (net of allowance for credit losses) increased $24 billion due to new investments, partially offset by maturities.

Securities purchased under reverse repurchase agreements decreased $5 billion primarily due to a decrease in trading volumes.

Loans (net of allowance for loan losses) increased $32 billion primarily due to business and government loans, and consumer instalment and other personal loans.

Other assets decreased $15 billion primarily due to other amounts receivable from brokers, dealers and clients due to unsettled and pending trades.

Total liabilities were $1,215 billion as at July 31, 2018, an increase of $11 billion from November 1, 2017. The increase was primarily due to trading deposits of $28 billion, obligations related to securities sold under repurchase agreements of $6 billion, and deposits of $6 billion. The increase was partially offset by decreases in derivatives of $8 billion, subordinated notes and debentures of $3 billion, and other liabilities of $18 billion. The foreign currency translation impact on total liabilities, primarily in the U.S. Retail segment, was an increase of approximately $4 billion.

Trading deposits increased $28 billion primarily due to higher issuance of commercial paper and certificates of deposit.

Derivatives decreased $8 billion primarily due to netting of positions and current foreign exchange environment, partially offset by the current interest rate environment.

Deposits increased $6 billion primarily due to an increase in business and government deposits, and personal deposits, partially offset by a decrease in bank deposits.

Obligations related to securities sold under repurchase agreements increased $6 billion primarily due to an increase in trading volumes.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 21

Subordinated notes and debentures decreased $3 billion primarily due to the Bank’s redemption of $650 million of 5.858% subordinated debentures, and all of its outstanding $1.8 billion 5.763% subordinated debentures.

Other liabilities decreased $18 billion primarily due to amounts payable to brokers, dealers and clients due to unsettled and pending trades.

Equity was $78 billion as at July 31, 2018, an increase of $3 billion, or 3%, from November 1, 2017. The increase was primarily due to higher retained earnings, partially offset by a decrease in other comprehensive income due to losses on cash flow hedges.

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q3 2018 vs. Q3 2017

Gross impaired loans excluding Federal Deposit Insurance Corporation (FDIC) covered loans and other ACI loans were $2,964 million as at July 31, 2018, a decrease of $21 million, or 1%, compared with the third quarter last year. Canadian Retail gross impaired loans decreased $64 million, or 8%, compared with the third quarter last year driven by resolutions outpacing formations in the Canadian real estate secured lending portfolio, reflecting continued strong credit performance. U.S. Retail gross impaired loans increased $80 million, or 4%, compared with the third quarter last year reflecting the impact of foreign exchange. Wholesale gross impaired loans were nil, a decrease of $37 million compared with the third quarter last year reflecting resolutions in the oil and gas sector. Net impaired loans were $2,275 million as at July 31, 2018, a decrease of $55 million, or 2%, compared with the third quarter last year, primarily reflecting resolutions outpacing new credit-impaired formations, partially offset by the impact of foreign exchange.

The allowance for loan losses including off-balance sheet positions of $4,446 million as at July 31, 2018, was comprised of Stage 3 allowance for impaired loans of $709 million, Stage 2 allowance of $1,612 million, and Stage 1 allowance of $2,125 million collectively for performing loans and off-balance sheet positions.

The Stage 3 allowance for loan losses decreased $110 million, or 13%, compared with the counterparty-specific and individually insignificant allowances under IAS 39 in the third quarter last year primarily due to certain debt securities classified as loans under IAS 39 now classified as debt securities at amortized cost as a result of the adoption of IFRS 9, partially offset by an increase in the U.S. credit card portfolio and the impact of foreign exchange. The Stage 1 and Stage 2 allowance increased $339 million, or 10%, compared with the allowance for incurred but not identified credit losses under IAS 39 in the third quarter last year primarily due to the impact of methodology changes related to the adoption of IFRS 9 where Stage 2 loans are measured on a lifetime ECL methodology, and the impact of foreign exchange.

Effective November 1, 2017, the Bank adopted IFRS 9, which replaces the guidance in IAS 39. The Bank periodically reviews the methodology for assessing significant increase in credit risk and ECLs. Forward-looking information is incorporated as appropriate where macroeconomic scenarios and associated probability weights are updated quarterly and incorporated to determine the probability-weighted ECLs. Refer to Notes 2 and 3 of the Interim Consolidated Financial Statements for a summary of the Bank's accounting policies and significant accounting judgments, estimates, and assumptions as it relates to IFRS 9. As part of periodic review and quarterly updates, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios and forward-looking views, which may cause a change to the allowance for ECLs. During the third quarter of 2018 no changes were made to the methodology.

Under IFRS 9, the Bank calculates allowances for expected credit losses on debt securities measured at amortized cost and FVOCI. The Bank has $225 billion in such debt securities of which $224.7 billion are performing securities (Stage 1 and 2) and $0.3 billion are impaired (Stage 3). The allowance for credit losses on debt securities at amortized cost and debt securities at FVOCI was $97 million and $6 million, respectively.

Quarterly comparison – Q3 2018 vs. Q2 2018

Gross impaired loans excluding FDIC covered loans and other ACI loans decreased $29 million, or 1%, compared with the prior quarter. Impaired loans net of allowance decreased $10 million, or 0.4%, compared with the prior quarter.

The Stage 3 allowance decreased $23 million, or 3%, compared with the prior quarter. The Stage 1 and Stage 2 allowance increased $55 million, or 1%, compared with the prior quarter.

For further details on loans, impaired loans, and allowance for credit losses, refer to Note 6 in the Bank's third quarter 2018 Interim Consolidated Financial Statements.

TABLE 17: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Personal, Business, and Government Loans[1]
Impaired loans as at beginning of period	$2,993	$3,048	$3,290	$3,085	$3,509
Classified as impaired during the period	1,182	1,149	1,100	3,588	3,535
Transferred to performing during the period	(198)	(250)	(222)	(637)	(782)
Net repayments	(336)	(357)	(362)	(1,033)	(1,228)
Disposals of loans	(7)	(4)	–	(20)	–
Amounts written off	(699)	(696)	(615)	(2,043)	(1,886)
Recoveries of loans and advances previously written off	–	–	–	–	–
Exchange and other movements	29	103	(206)	24	(163)
Impaired loans as at end of period	$2,964	$2,993	$2,985	$2,964	$2,985
1	Excludes FDIC covered loans, other ACI loans, and prior to November 1, 2017, certain DSCL. DSCL are reclassified as DSAC under IFRS 9.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 22

TABLE 18: ALLOWANCE FOR LOAN LOSSES[1]
(millions of Canadian dollars, except as noted)			As at
	July 31	April 30	July 31
	2018	2018	2017
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$1,614	$1,567	$ n/a
Stage 2 allowance for loan losses	1,212	1,250	n/a
Stage 3 allowance for loan losses	709	732	n/a
Total allowance for loan losses for on-balance sheet loans under IFRS 9	3,535	3,549	n/a

Counterparty-specific	n/a	n/a	272
Individually insignificant	n/a	n/a	547
Incurred but not identified credit losses	n/a	n/a	2,858
Total allowance for loan losses for on-balance sheet loans under IAS 39	n/a	n/a	3,677

Allowance for off-balance sheet positions
Stage 1 allowance for loan losses	511	488	n/a
Stage 2 allowance for loan losses	400	377	n/a
Incurred but not identified credit losses	n/a	n/a	540
Total allowance for off-balance sheet positions	911	865	540
Allowance for loan losses	$4,446	$4,414	$4,217
Impaired loans, net of allowance[2,3]	$2,275	$2,285	$2,330
Net impaired loans as a percentage of net loans[2,3]	0.35%	0.36%	0.38%
Provision for loan losses as a percentage of net average loans and acceptances	0.35	0.35	0.33
1	Effective November 1, 2017, amounts were prepared in accordance with IFRS 9. Prior period comparatives were prepared in accordance with IAS 39. Line items in which the standards do not apply are shown as not applicable.
2	Excludes FDIC covered loans and other ACI loans.
3	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrowers' default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 19: CANADIAN REAL ESTATE SECURED LENDING[1]
(millions of Canadian dollars)					As at
					Total real estate
	Amortizing			Non-amortizing	secured lending
	Residential	Home equity	Total amortizing real	Home equity
	Mortgages	lines of credit	estate secured lending	lines of credit
					July 31, 2018
Total	$191,559	$47,526	$239,085	$35,744	$274,829

					October 31, 2017
Total	$190,325	$38,792	$229,117	$36,145	$265,262
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 23

TABLE 20: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)									As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								July 31, 2018
Canada
Atlantic provinces	$3,539	1.8%	$2,422	1.3%	$451	0.5%	$1,263	1.5%	$3,990	1.5%	$3,685	1.3%
British Columbia[4]	12,873	6.7	22,336	11.7	2,102	2.5	13,591	16.3	14,975	5.4	35,927	13.1
Ontario[4]	36,664	19.1	57,374	30.0	7,430	8.9	37,941	45.7	44,094	16.0	95,315	34.8
Prairies[4]	23,970	12.5	14,668	7.7	3,610	4.3	10,559	12.7	27,580	10.0	25,227	9.2
Québec	9,590	5.0	8,123	4.2	1,174	1.4	5,149	6.2	10,764	3.9	13,272	4.8
Total Canada	86,636	45.1%	104,923	54.9%	14,767	17.6%	68,503	82.4%	101,403	36.8%	173,426	63.2%
United States	884		29,334		10		12,335		894		41,669
Total	$87,520		$134,257		$14,777		$80,838		$102,297		$215,095

								October 31, 2017
Canada
Atlantic provinces	$3,749	2.0%	$2,225	1.2%	$487	0.6%	$1,187	1.6%	$4,236	1.6%	$3,412	1.3%
British Columbia[4]	14,561	7.7	19,774	10.4	2,329	3.1	11,386	15.2	16,890	6.4	31,160	11.7
Ontario[4]	41,319	21.7	50,882	26.5	8,052	10.7	32,474	43.3	49,371	18.6	83,356	31.5
Prairies[4]	25,421	13.4	14,080	7.4	3,861	5.2	9,640	12.9	29,282	11.0	23,720	8.9
Québec	10,576	5.6	7,738	4.1	1,286	1.7	4,235	5.7	11,862	4.5	11,973	4.5
Total Canada	95,626	50.4%	94,699	49.6%	16,015	21.3%	58,922	78.7%	111,641	42.1%	153,621	57.9%
United States	859		30,895		10		12,472		869		43,367
Total	$96,485		$125,594		$16,025		$71,394		$112,510		$196,988
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 21: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]
									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						July 31, 2018
Canada	1.1%	3.8%	6.9%	14.9%	42.2%	30.4%	0.7%	–%	100%
United States	4.7	8.4	5.3	5.2	28.4	47.0	0.7	0.3	100
Total	1.5%	4.5%	6.7%	13.6%	40.4%	32.6%	0.7%	–%	100%

						October 31, 2017
Canada	1.1%	4.0%	7.3%	14.3%	41.8%	30.4%	1.1%	–%	100%
United States	4.3	7.3	7.6	5.2	20.7	53.8	0.8	0.3	100
Total	1.6%	4.5%	7.3%	13.0%	38.9%	33.7%	1.0%	–%	100%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.

TABLE 22: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired[1,2,3]
	For the three months ended
	Residential	Home equity		Residential	Home equity
	mortgages	lines of credit[4,5]	Total	mortgages	lines of credit[4,5]	Total
		July 31, 2018			October 31, 2017
Canada
Atlantic provinces	73%	71%	72%	73%	69%	72%
British Columbia[6]	64	62	63	66	62	64
Ontario[6]	67	66	66	68	66	67
Prairies[6]	73	71	72	73	72	72
Québec	73	73	73	73	73	73
Total Canada	68	66	67	69	66	67
United States	70	62	66	69	62	65
Total	68%	66%	67%	69%	66%	67%
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit (HELOC) loan-to-value includes first position collateral mortgage if applicable.
5	HELOC fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 24

Non-Prime Loans

As at July 31, 2018, the Bank had approximately $2.7 billion (October 31, 2017 – $2.5 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, an indicator of credit quality, and defined as the quarterly PCL divided by average month-end loan balances, was approximately 3.26% on an annual basis (October 31, 2017 – 5.25%), remaining at cyclically low levels in the third quarter of 2018. These loans are recorded at amortized cost.

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 23: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty[1]
(millions of Canadian dollars)													As at
	Loans and commitments[2]				Derivatives, repos, and securities lending[3]				Trading and investment portfolio[4,5]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[6]
Country											July 31, 2018
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	176	1	177	–	–	3	3	14	25	4	43	223
Ireland	–	–	195	195	17	–	1,315	1,332	–	–	–	–	1,527
Portugal	–	–	–	–	–	–	76	76	–	–	–	–	76
Spain	–	52	58	110	–	–	58	58	15	951	–	966	1,134
Total GIIPS	–	228	254	482	17	–	1,452	1,469	29	976	4	1,009	2,960
Rest of Europe
Austria	–	–	–	–	5	7	18	30	–	1,252	2	1,254	1,284
Belgium	260	–	265	525	162	26	179	367	62	94	2	158	1,050
Finland	–	109	–	109	–	27	54	81	–	1,344	–	1,344	1,534
France	578	539	103	1,220	78	333	1,624	2,035	120	5,737	139	5,996	9,251
Germany	1,656	517	195	2,368	531	881	894	2,306	234	7,602	39	7,875	12,549
Luxembourg	–	–	–	–	29	–	1,083	1,112	3	–	–	3	1,115
Netherlands	553	486	165	1,204	234	708	620	1,562	59	3,801	280	4,140	6,906
Norway	127	–	5	132	34	176	65	275	–	306	631	937	1,344
Sweden	–	67	98	165	–	359	232	591	15	1,373	622	2,010	2,766
Switzerland	995	58	82	1,135	48	–	886	934	47	–	11	58	2,127
United Kingdom	2,863	1,170	22	4,055	1,330	615	7,266	9,211	344	1,321	2,144	3,809	17,075
Other[7]	–	5	–	5	1	122	272	395	–	415	30	445	845
Total Rest of Europe	7,032	2,951	935	10,918	2,452	3,254	13,193	18,899	884	23,245	3,900	28,029	57,846
Total Europe	$7,032	$3,179	$1,189	$11,400	$2,469	$3,254	$14,645	$20,368	$913	$24,221	$3,904	$29,038	$60,806

Country											October 31, 2017
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	168	3	171	–	–	3	3	29	35	2	66	240
Ireland	–	–	194	194	11	–	274	285	–	–	–	–	479
Portugal	–	–	–	–	–	–	16	16	7	–	–	7	23
Spain	–	99	47	146	–	–	35	35	9	1,277	3	1,289	1,470
Total GIIPS	–	267	244	511	11	–	328	339	45	1,312	5	1,362	2,212
Rest of Europe
Austria	–	–	–	–	12	11	1	24	–	1,073	51	1,124	1,148
Belgium	258	–	–	258	188	23	9	220	42	90	–	132	610
Finland	6	134	1	141	–	40	1	41	–	1,066	–	1,066	1,248
France	602	636	117	1,355	66	604	2,532	3,202	78	5,337	275	5,690	10,247
Germany	1,259	522	28	1,809	419	901	873	2,193	233	7,568	45	7,846	11,848
Luxembourg	–	–	–	–	35	–	1,138	1,173	6	–	–	6	1,179
Netherlands	548	339	161	1,048	320	727	323	1,370	72	4,109	313	4,494	6,912
Norway	–	67	4	71	22	311	22	355	1	327	457	785	1,211
Sweden	–	105	122	227	–	361	245	606	5	1,189	788	1,982	2,815
Switzerland	975	58	42	1,075	34	–	601	635	55	–	59	114	1,824
United Kingdom	2,511	2,784	20	5,315	836	580	9,086	10,502	269	2,082	1,744	4,095	19,912
Other[7]	–	5	–	5	5	130	178	313	–	282	11	293	611
Total Rest of Europe	6,159	4,650	495	11,304	1,937	3,688	15,009	20,634	761	23,123	3,743	27,627	59,565
Total Europe	$6,159	$4,917	$739	$11,815	$1,948	$3,688	$15,337	$20,973	$806	$24,435	$3,748	$28,989	$61,777
1	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
2	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at July 31, 2018, or October 31, 2017.
3	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $16.2 billion (October 31, 2017 – $1.5 billion) for GIIPS and $54.8 billion for the rest of Europe (October 31, 2017 – $67.4 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
4	Trading and investment portfolio includes deposits and trading exposures are net of eligible short positions.
5	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were not significant as at July 31, 2018, and October 31, 2017.
6	The reported exposures do not include $0.2 billion of protection the Bank purchased through CDS (October 31, 2017 – $0.2 billion).
7	Other European exposure is distributed across 8 countries (October 31, 2017 – 8 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at July 31, 2018.

Of the Bank's European exposure, approximately 95% (October 31, 2017 – 96%) is to counterparties in countries rated AA or better by either Moody's Investor Services (Moody's) or Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated A+ or better, and cash. The Bank also takes a limited amount of exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 25

In addition to the European exposure identified above, the Bank also has $11.5 billion (October 31, 2017 – $9.5 billion) of exposure to supranational entities with European sponsorship and $2.7 billion (October 31, 2017 – $2.3 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWA, inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the "Capital Position" section of the Bank's 2017 Annual Report.

OSFI's Capital Requirements under Basel III

OSFI's Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is to be phased in over a five-year period based on a scalar approach. For fiscal 2018, the scalars for inclusion of the CVA for CET1, Tier 1, and Total Capital RWA are 80%, 83%, and 86%. All of the above scalars will increase to 100% in 2019 for the CET1, Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures.

Effective November 1, 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures was capped at 1.25% of total RWA in the first quarter of 2017 and increases each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at July 31, 2018, the CCB is only applicable to private sector credit exposures located in Hong Kong, Sweden, Norway, and the United Kingdom. Based on the allocation of exposures and buffers currently in place in Hong Kong, Sweden, Norway, and the United Kingdom, the Bank's countercyclical buffer requirement is 0% as at July 31, 2018.

On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffer through the introduction of the public Domestic Stability Buffer (DSB). The DSB is held by D-SIBs against Pillar 2 risks associated with systemic vulnerabilities including, but not limited to: i) Canadian consumer indebtedness; ii) asset imbalances in the Canadian market; and iii) Canadian institutional indebtedness. The level of the buffer ranges between 0% and 2.5% of total RWA and must be met with CET1 Capital. The current buffer is set at 1.5%, effectively raising the CET1 target to 9.5%. At a minimum, OSFI will review the buffer semi-annually and any changes will be made public. A breach of the buffer will not automatically constrain capital distributions; however, OSFI will require a remediation plan.

Effective in the second quarter of 2018, OSFI implemented a revised methodology for calculating the regulatory capital floor. The revised floor is based on the Basel II standardized approach, with the floor factor transitioned in over three quarters. The factor increased from 70% in the second quarter of 2018, to 72.5% in the current quarter, and will increase to 75% in the fourth quarter. The Bank is not constrained by the capital floor.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 26

The following table provides details of TD's regulatory capital position.

TABLE 24: REGULATORY CAPITAL POSITION
(millions of Canadian dollars, except as noted)			As at
	July 31	October 31	July 31
	2018	2017	2017
Capital
Common Equity Tier 1 Capital	$50,096	$46,628	$44,975
Tier 1 Capital	57,047	53,751	52,246
Total Capital	65,933	65,038	63,630
Common Equity Tier 1 Capital risk-weighted assets for:
Credit risk[1]	$363,023	$339,793	$326,089
Market risk	14,670	14,020	13,842
Operational risk	51,250	48,392	47,327
Regulatory floor	–	33,545	21,545
Total	$428,943	$435,750	$408,803
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	11.7%	10.7%	11.0%
Tier 1 Capital ratio[1]	13.3	12.3	12.8
Total Capital ratio[1]	15.4	14.9	15.6
Leverage ratio	4.1	3.9	4.1
1	Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2017, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 72%, 77%, and 81%. For fiscal 2018, the scalars are 80%, 83%, and 86%.

As at July 31, 2018, the Bank's CET1, Tier 1, and Total Capital ratios were 11.7%, 13.3%, and 15.4%, respectively. Compared with the Bank's CET1 Capital ratio of 10.7% at October 31, 2017, the CET1 Capital ratio increased due to implementation of the revised regulatory capital floor in the second quarter of 2018 and organic capital growth, partially offset by common shares repurchased, RWA growth across all segments, and the impact of U.S. tax reform.

As at July 31, 2018, the Bank's Leverage ratio was 4.1%, compared with the Bank’s Leverage ratio of 3.9% at October 31, 2017. The Leverage ratio increased due to capital generation and preferred share issuances, partially offset by business growth in the Canadian Retail and U.S. Retail segment.

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the "Future Regulatory Capital Developments" section of the Bank's 2017 Annual Report, are noted below.

In August 2018, OSFI provided notification to the Bank setting a supervisory target Total Loss Absorbing Capacity (TLAC) ratio at 23.0% of RWA, inclusive of the DSB, and the minimum TLAC leverage ratio at 6.75%. This is pursuant to the final guideline on TLAC issued by OSFI in April 2018. Beginning the first quarter of 2022, D-SIBs will be expected to meet the supervisory target TLAC requirements. Investments in TLAC issued by G-SIBs or Canadian D-SIBs may be required to be deducted from capital.

In August 2018, OSFI issued proposed revisions to the leverage requirements for public consultation. The revisions incorporate upcoming implementation of the standardized approach to counterparty credit risk (SA-CCR) and changes to the treatment of securitized assets in the first quarter of 2019.

In July 2018, OSFI released a discussion paper on the proposed implementation of the Basel III reforms for public consultation. The discussion paper sets out OSFI's proposed policy direction and timelines for domestic implementation. The Basel Committee on Banking Services (BCBS) issued the finalized Basel III reforms in December 2017. The reforms include: i) a revised internal ratings-based approach for credit risk where the use of the internal models are constrained by placing limits on certain inputs and the option to use advanced internal ratings based (AIRB) for certain asset classes has been removed; ii) a revised standardized approach for credit risk that is more granular and risk-sensitive; iii) replacement of the CVA framework with new standardized and basic approaches; iv) stream-lining the existing operational risk framework to a risk-sensitive standardized approach which will replace existing methodologies; v) revisions to the measurement of the leverage ratio and introduction of a leverage ratio buffer for global systemically important banks (G-SIBs); and vi) an aggregate output floor based on the revised Basel III standardized approaches, at a factor of 72.5% of total RWA. The reforms are effective the first quarter of 2022, with the standardized output floor having an added five-year phased implementation period until 2027. OSFI supports the changes proposed in the final reforms and intends to implement them, while making adjustments to reflect the domestic market.

In July 2018, OSFI released for public consultation revisions to the CAR guideline for implementation in the first quarter of 2019. The significant revisions relate to the domestic implementation of the SA-CCR and the capital requirements for bank exposures to central counterparties, as well as revisions to the securitization framework. SA-CCR includes a comprehensive, non-modelled approach for measuring counterparty credit risk of derivatives and long settlement transactions. The proposal allows a scalar of 0.7 to be applied to SA-CCR exposures that impact the CVA risk capital charge from the first quarter of 2019 to the fourth quarter of 2021. The proposed securitization framework includes a revised hierarchy to determine capital treatment, and preferential capital treatment for transactions that meet the simple, transparent, and comparable criteria.

In July 2018, BCBS issued a revised G-SIB framework; G-SIBs: revised assessment methodology and the higher loss absorbency requirement. The new assessment methodology introduces a trading volume indicator and modifies the weights in the substitutability category, amends the definition of cross-jurisdictional indicators, extends the scope of consolidation to insurance subsidiaries, and provides further guidance on bucket migration and associated loss absorbency surcharges. The revised methodology is expected to be implemented in 2021.

In May 2018 OSFI issued final guidelines on TLAC Disclosure Requirements and Capital Disclosure Requirements. Together, these guidelines set out the TLAC disclosure requirements for Canadian D-SIBs. The disclosure requirements are effective in the first quarter of 2019.

In March 2018, BCBS issued a consultative document on revisions to the minimum capital requirements for market risk. The key aspects of the proposal include changes to the measurement of the standardized approach, and recalibration of standardized approach risk weights for general interest rate risk, equity risk, and foreign exchange risk. The proposal also includes revisions to the assessment process to determine whether internal risk management models appropriately reflect the risks of trading desks.

In February 2018, BCBS issued a consultative document "Pillar 3 disclosure requirements – updated framework". Proposed disclosure changes arising from the finalization of the Basel III reforms include credit risk, operational risk, the leverage ratio, key metrics, and benchmarking RWA internal model outcomes. The proposal also contains new disclosure requirements on asset encumbrance and capital distribution constraints. The proposal seeks views on the scope of application of the disclosure requirement on the composition of regulatory capital that was introduced in the final standard on Phase 2 of the Pillar 3 Disclosure Requirements. Together with the first phase and second phase of the revised Pillar 3 disclosure requirements, the proposed disclosure requirements would comprise the single Pillar 3 framework.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 27

In December 2017, BCBS issued a discussion paper on the regulatory treatment of sovereign exposures. The purpose of the discussion paper is to seek views of stakeholders to inform the BCBS analysis on the treatment of sovereign exposures. The discussion paper clarifies the definitions of different sovereign entities, addresses inherent sovereign risk, and presents various ideas related to the treatment of sovereign exposures. The BCBS has not reached a consensus on the changes to the treatment of sovereign exposures and has therefore not issued a consultative document at this time.

In April 2017, OSFI issued the final guidelines on Phase 1 of the Pillar 3 Disclosure Requirements. This guideline clarifies OSFI’s expectations regarding domestic implementation by federally regulated deposit-taking institutions of the Revised Pillar 3 Disclosure Requirements (Revised Basel Pillar 3 standard) issued by BCBS in January 2015. The revised standard requires disclosure of fixed format tables and templates to provide comparability and consistency of capital and risk disclosures amongst banks with the focus on improving the transparency of the internal model-based approaches that banks use to calculate RWA. The guideline replaces OSFI’s November 2007 Advisory on Pillar 3 Disclosure Requirements. D-SIBs are expected to prospectively disclose the reporting requirements under the Revised Basel Pillar 3 standard by the fourth quarter of 2018.

TABLE 25: EQUITY AND OTHER SECURITIES
(millions of shares/units, except as noted)		As at
	July 31, 2018	October 31, 2017
	Number of	Number of
	shares/units	shares/units
Common shares outstanding	1,828.6	1,842.5
Treasury shares – common	(2.5)	(2.9)
Total common shares	1,826.1	1,839.6
Stock options
Vested	5.2	5.4
Non-vested	8.4	8.9
Preferred shares – Class A
Series S	–	5.4
Series T	–	4.6
Series Y	5.5	5.5
Series Z	4.5	4.5
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 11	6.0	6.0
Series 12	28.0	28.0
Series 14	40.0	40.0
Series 16	14.0	14.0
Series 18	14.0	–
	194.0	190.0
Treasury shares – preferred	(0.1)	(0.3)
Total preferred shares	193.9	189.7
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0

Preferred shares Series 1, 3, 5, 7, 9, 11, 12, 14, 16, and 18 include NVCC provisions. If a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 920 million in aggregate.

For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 2,025 million in aggregate. The following subordinated debentures contain NVCC provisions: the 2.692% subordinated debentures due June 24, 2025, 2.982% subordinated debentures due September 30, 2025, 3.224% subordinated debentures due July 25, 2029, 4.859% subordinated debentures due March 4, 2031, and the 3.625% subordinated debentures due September 15, 2031. Refer to Note 12 of the Interim Consolidated Financial Statements and Note 19 of the Bank's 2017 Consolidated Financial Statements for additional details.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 28

TABLE 26: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Non-Counterparty Credit Risk and Counterparty Credit Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)			For the three months ended
	July 31, 2018		April 30, 2018
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at
beginning of period	$338,523	$13,656	$323,071	$12,529
Book size	4,613	177	4,776	859
Book quality	(1,033)	(224)	1,342	(40)
Model updates	4,784	–	(215)	–
Methodology and policy	–	–	–	–
Acquisitions and disposals	(447)	–	–	–
Foreign exchange movements	2,922	64	9,281	308
Other	(12)	–	268	–
Total RWA movement	10,827	17	15,452	1,127
Common Equity Tier 1 Capital RWA, balance at
end of period	$349,350	$13,673	$338,523	$13,656

Counterparty credit risk is comprised of over-the-counter (OTC) derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA which is phased in at 80% for fiscal 2018.

Non-counterparty credit risk includes loans and advances to individuals and small business retail customers, wholesale and commercial corporate customers, and banks and governments, as well as holdings of debt, equity securities, and other assets including prepaid expenses, deferred income taxes, land, building, equipment, and other depreciable property.

The Book size category consists of organic changes in book size and composition (including new business and maturing loans), and for the third quarter of 2018, increased due to growth in corporate lending in the Wholesale Banking segment and various portfolios in the Canadian Retail and U.S. Retail segments.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments, and for the third quarter of 2018, decreased mainly due to savings from the annual update of non-retail credit risk parameters.

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions. Effective the third quarter of 2018, OSFI approved the Bank to implement the credit risk AIRB approach to calculate the RWA on a credit card portfolio in the U.S. Retail segment.

The Methodology and policy category impacts reflect newly adopted methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate for the U.S. portfolios in the U.S. Retail and Wholesale Banking segments.

The Other category consists of items not described in the above categories, including changes in exposures not included under advanced or standardized methodologies, such as prepaid expenses, deferred income taxes, land, building, equipment and other depreciable property, and other assets.

TABLE 27: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Market Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)	For the three months ended
	July 31, 2018	April 30, 2018
RWA, balance at beginning of period	$15,248	$11,303
Movement in risk levels	(578)	3,945
Model updates	–	–
Methodology and policy	–	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m1	n/m
Total RWA movement	(578)	3,945
RWA, balance at end of period	$14,670	$15,248
1	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. A decrease in the interest rate risk and the equity risk contributed to the decrease in the RWA. The Model updates category reflects updates to the model to reflect recent experience and change in model scope. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes. Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 28: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Operational Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)	For the three months ended
	July 31, 2018	April 30, 2018
RWA, balance at beginning of period	$50,392	$49,416
Revenue generation	263	31
Movement in risk levels	312	14
Model updates	–	–
Methodology and policy	–	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	283	931
RWA, balance at end of period	$51,250	$50,392

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 29

The movement in the Revenue generation category is due to a change in gross income. The Movement in risk levels category primarily reflects changes in risk due to operational loss experience, business environment, internal control factors, and scenario analysis. The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes. Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate for the U.S. portfolios in the U.S. Retail segment.

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

TD's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank's tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD's strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not 'bet the bank' on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

TD considers it critical to assess regularly the operating environment and highlight top and emerging risks within the individual business and enterprise that could have a significant impact on the Bank. These risks can be internal or external, impacting the financial results, reputation, or sustainability of the business. They may also represent exposures or potential events which may or may not materialize. These risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the Bank's 2017 Annual Report. Additional information on risk factors can be found in the 2017 MD&A under the heading "Risk Factors and Management". For a complete discussion of the risk governance structure and the risk management approach, refer to the "Managing Risk" section in the Bank's 2017 Annual Report.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended July 31, 2018.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 29: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based (AIRB) Approaches[1]
(millions of Canadian dollars)						As at
		July 31, 2018		October 31, 2017
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$2,980	$364,163	$367,143	$5,862	$349,749	$355,611
Qualifying revolving retail	–	109,852	109,852	–	93,527	93,527
Other retail	12,771	79,129	91,900	19,011	75,566	94,577
Total retail	15,751	553,144	568,895	24,873	518,842	543,715
Non-retail
Corporate	128,848	346,200	475,048	125,621	305,867	431,488
Sovereign	93,919	140,614	234,533	91,567	157,947	249,514
Bank	17,361	99,894	117,255	18,195	94,181	112,376
Total non-retail	240,128	586,708	826,836	235,383	557,995	793,378
Gross credit risk exposures	$255,879	$1,139,852	$1,395,731	$260,256	$1,076,837	$1,337,093
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.
TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 30

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 30: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)		As at
	July 31, 2018				October 31, 2017
									Non-trading market
	Balance	Trading	Non-trading		Balance	Trading	Non-trading		risk – primary risk
	sheet	market risk	market risk	Other	sheet	market risk	market risk	Other	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$34,578	$291	$34,287	$–	$51,185	$194	$50,991	$–	Interest rate
Trading loans, securities, and other	124,061	121,368	2,693	–	103,918	99,168	4,750	–	Interest rate
Non-trading financial assets at
fair value through profit or loss	3,865	–	3,865	–	n/a	n/a	n/a	n/a	Equity,
									foreign exchange,
									interest rate
Derivatives	47,567	43,323	4,244	–	56,195	51,492	4,703	–	Equity,
									foreign exchange,
									interest rate
Financial assets designated at
fair value through profit or loss	3,246	–	3,246	–	4,032	–	4,032	–	Interest rate
Financial assets at fair value through
other comprehensive income	130,152	–	130,152	–	n/a	n/a	n/a	n/a	Equity,
									foreign exchange,
									interest rate
Available-for-sale securities	n/a	n/a	n/a	–	146,411	–	146,411	–	Foreign exchange,
									interest rate
Debt securities at amortized cost,
net of allowance for credit losses	99,839	–	99,839	–	n/a	n/a	n/a	n/a	Foreign exchange,
									interest rate
Held-to-maturity securities	n/a	n/a	n/a	–	71,363	–	71,363	–	Foreign exchange,
									interest rate
Securities purchased under
reverse repurchase agreements	129,019	3,821	125,198	–	134,429	1,345	133,084	–	Interest rate
Loans, net of allowance for
loan losses	635,228	–	635,228	–	616,374	–	616,374	–	Interest rate
Customers' liability under
acceptances	15,090	–	15,090	–	17,297	–	17,297	–	Interest rate
Investment in TD Ameritrade	8,175	–	8,175	–	7,784	–	7,784	–	Equity
Other assets[1]	1,651	–	1,651	–	1,549	–	1,549	–	Interest rate
Assets not exposed to
market risk	60,033	–	–	60,033	68,458	–	–	68,458
Total Assets	1,292,504	168,803	1,063,668	60,033	1,278,995	152,199	1,058,338	68,458

Liabilities subject to market risk
Trading deposits	107,599	5,738	101,861	–	79,940	3,539	76,401	–	Interest rate
Derivatives	42,966	38,660	4,306	–	51,214	46,206	5,008	–	Foreign exchange,
									interest rate
Securitization liabilities at fair value	12,018	12,018	–	–	12,757	12,757	–	–	Interest rate
Deposits	838,568	–	838,568	–	832,824	–	832,824	–	Equity, interest rate
Acceptances	15,090	–	15,090	–	17,297	–	17,297	–	Interest rate
Obligations related to securities
sold short	39,354	38,439	915	–	35,482	32,124	3,358	–	Interest rate
Obligations related to securities sold
under repurchase agreements	94,609	3,726	90,883	–	88,591	2,064	86,527	–	Interest rate
Securitization liabilities at amortized
cost	15,296	–	15,296	–	16,076	–	16,076	–	Interest rate
Subordinated notes and debentures	7,023	–	7,023	–	9,528	–	9,528	–	Interest rate
Other liabilities[1]	15,004	1	15,003	–	15,081	1	15,080	–	Interest rate
Liabilities and Equity not
exposed to market risk	104,977	–	–	104,977	120,205	–	–	120,205
Total Liabilities and Equity	$1,292,504	$98,582	$1,088,945	$104,977	$1,278,995	$96,691	$1,062,099	$120,205
1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 31

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank's market risk capital trading books. For the quarter ended July 31, 2018, there were 2 days of trading losses and trading net revenue was positive for 97% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the third quarter of 2018, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 32

The following table presents the end of quarter, average, high, and low usage of TD's portfolio metrics.

TABLE 31: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended						For the nine months ended
	July 31				April 30	July 31	July 31	July 31
				2018	2018	2017	2018	2017
	As at	Average	High	Low	Average	Average	Average	Average
Interest rate risk	$12.8	$17.5	$25.7	$11.5	$17.0	$16.4	$14.5	$15.6
Credit spread risk	13.6	12.0	15.0	9.2	11.4	10.2	10.9	9.0
Equity risk	6.2	7.1	11.9	4.4	8.5	10.3	7.7	8.9
Foreign exchange risk	3.7	4.0	5.9	2.4	4.5	4.8	4.1	4.2
Commodity risk	1.9	2.4	3.3	1.3	2.2	1.3	2.4	1.3
Idiosyncratic debt specific risk	14.6	18.3	22.4	14.6	17.3	15.6	16.6	14.1
Diversification effect[1]	(31.0)	(34.4)	n/m2	n/m2	(35.4)	(35.2)	(32.3)	(31.0)
Total Value-at-Risk (one-day)	21.8	26.9	32.1	20.9	25.5	23.4	23.9	22.1
Stressed Value-at-Risk (one-day)	42.7	55.8	76.4	42.6	57.7	43.4	50.8	37.8
Incremental Risk Capital Charge
(one-year)	$191.1	$224.8	$264.5	$191.1	$205.4	$232.1	$212.5	$239.7
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR increased marginally both year-over-year and quarter-over-quarter due to an increase in IDSR due to the positions in financial bonds. The year-over-year increase in average Stressed VaR was caused by the U.S. interest rate risk positions.

Average IRC decreased year-over-year and increased quarter-over-quarter due to Canadian bank positions.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Interest Rate Risk

The following graph shows the Bank's interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for structural interest rate management. This reflects the interest rate risk from personal and commercial banking products (loans and deposits) as well as related funding, investments and high quality liquid assets (HQLA). EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 33

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2018, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $300 million (April 30, 2018 – $288 million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders' equity by $6 million (April 30, 2018 – $52 million) after tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk in the insurance business is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 32: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE-AT-RISK BY CURRENCY
(millions of Canadian dollars)					As at
	July 31, 2018		April 30, 2018		July 31, 2017
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(42)	$(14)	$(37)	$(41)	$(27)	$(67)
U.S. dollar	(258)	8	(251)	(11)	(203)	(166)
	$(300)	$(6)	$(288)	$(52)	$(230)	$(233)

Liquidity Risk

Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100%. The Bank operates under a prudent funding paradigm with an emphasis on maximizing deposits as a core source of funding, and having a ready access to wholesale funding markets across diversified terms, funding types, and currencies so as to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a detailed contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The resultant management strategies and actions comprise an integrated liquidity risk management program that ensures low exposure to identified sources of liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank's Asset/Liability and Capital Committee (ALCO) oversees the Bank's liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity and Funding Committee (GLF), a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management, Finance, and Wholesale Banking, identifies and monitors TD's liquidity risks. The management of liquidity risk globally is the responsibility of the Head of TBSM, while oversight and challenge are provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank's liquidity position and approves the Bank's Liquidity Risk Management Framework annually and policies bi-annually.

Pursuant to the Enhanced Prudential Standards for Bank Holdings Companies and Foreign Banking Organizations, TD has established TD Group US Holdings LLC (TDGUS), as TD’s U.S. intermediate holding company (IHC), and a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.

The Bank's liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank's 2017 Annual Report. For a complete discussion of liquidity risk, refer to the "Liquidity Risk" section in the Bank's 2017 Annual Report.

Liquid assets

The unencumbered liquid assets TD holds to meet its liquidity requirements must be high quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Although TD has access to the Bank of Canada's Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S., and the European Central Bank standby facilities, TD generally does not consider borrowing capacity at central banks under these types of programs as a source of available liquidity when assessing liquidity positions.

Assets held by TD to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank's insurance businesses due to investment restrictions.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 34

TABLE 33: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1]
(millions of Canadian dollars, except as noted)						As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		July 31, 2018
Cash and due from banks	$2,690	$–	$2,690	–%	$591	$2,099
Canadian government obligations	13,129	57,956	71,085	13	41,088	29,997
National Housing Act Mortgage-Backed
Securities (NHA MBS)	39,289	55	39,344	7	4,586	34,758
Provincial government obligations	11,082	18,803	29,885	5	23,348	6,537
Corporate issuer obligations	6,724	3,784	10,508	2	2,014	8,494
Equities	12,345	1,790	14,135	3	4,391	9,744
Other marketable securities and/or loans	2,326	418	2,744	–	230	2,514
Total Canadian dollar-denominated	87,585	82,806	170,391	30	76,248	94,143
Cash and due from banks	32,105	–	32,105	6	28	32,077
U.S. government obligations	29,564	39,749	69,313	13	37,732	31,581
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	45,349	943	46,292	8	8,149	38,143
Other sovereign obligations	49,974	48,818	98,792	18	39,377	59,415
Corporate issuer obligations	72,477	2,033	74,510	13	5,567	68,943
Equities	31,808	31,759	63,567	11	27,729	35,838
Other marketable securities and/or loans	5,770	12	5,782	1	610	5,172
Total non-Canadian dollar-denominated	267,047	123,314	390,361	70	119,192	271,169
Total	$354,632	$206,120	$560,752	100%	$195,440	$365,312

		October 31, 2017
Cash and due from banks	$2,202	$–	$2,202	–%	$421	$1,781
Canadian government obligations	15,524	46,203	61,727	12	35,522	26,205
NHA MBS	37,178	45	37,223	7	3,888	33,335
Provincial government obligations	9,865	15,346	25,211	5	18,177	7,034
Corporate issuer obligations	4,348	3,362	7,710	2	1,173	6,537
Equities	9,634	2,518	12,152	2	4,930	7,222
Other marketable securities and/or loans	1,977	222	2,199	–	133	2,066
Total Canadian dollar-denominated	80,728	67,696	148,424	28	64,244	84,180
Cash and due from banks	44,886	–	44,886	9	42	44,844
U.S. government obligations	30,758	33,090	63,848	12	32,074	31,774
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	43,703	494	44,197	8	9,560	34,637
Other sovereign obligations	55,272	62,720	117,992	22	39,233	78,759
Corporate issuer obligations	62,867	1,945	64,812	12	6,101	58,711
Equities	21,230	21,124	42,354	8	16,741	25,613
Other marketable securities and/or loans	5,556	1,374	6,930	1	80	6,850
Total non-Canadian dollar-denominated	264,272	120,747	385,019	72	103,831	281,188
Total	$345,000	$188,443	$533,443	100%	$168,075	$365,368
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 34: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)		As at
	July 31	October 31
	2018	2017
The Toronto-Dominion Bank (Parent)	$133,494	$111,797
Bank subsidiaries	211,864	217,098
Foreign branches	19,954	36,473
Total	$365,312	$365,368

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 35

The Bank's monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended July 31, 2018, and April 30, 2018, are summarized in the following table.

TABLE 35: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(millions of Canadian dollars, except as noted)		Average for the three months ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		July 31, 2018
Cash and due from banks	$2,746	$–	$2,746	–%	$577	$2,169
Canadian government obligations	14,954	56,843	71,797	13	42,399	29,398
NHA MBS	40,629	54	40,683	7	4,611	36,072
Provincial government obligations	11,105	17,838	28,943	5	22,260	6,683
Corporate issuer obligations	6,674	3,949	10,623	2	2,173	8,450
Equities	12,297	2,472	14,769	3	4,235	10,534
Other marketable securities and/or loans	1,952	381	2,333	–	510	1,823
Total Canadian dollar-denominated	90,357	81,537	171,894	30	76,765	95,129
Cash and due from banks	32,507	–	32,507	6	22	32,485
U.S. government obligations	30,787	41,900	72,687	13	40,925	31,762
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	45,255	837	46,092	8	8,169	37,923
Other sovereign obligations	51,177	51,693	102,870	18	35,977	66,893
Corporate issuer obligations	73,241	1,991	75,232	13	6,026	69,206
Equities	30,096	32,209	62,305	11	27,471	34,834
Other marketable securities and/or loans	5,030	13	5,043	1	625	4,418
Total non-Canadian dollar-denominated	268,093	128,643	396,736	70	119,215	277,521
Total	$358,450	$210,180	$568,630	100%	$195,980	$372,650

		April 30, 2018
Cash and due from banks	$2,302	$–	$2,302	–%	$481	$1,821
Canadian government obligations	15,778	49,809	65,587	12	40,212	25,375
NHA MBS	42,996	51	43,047	8	6,277	36,770
Provincial government obligations	10,619	16,738	27,357	5	20,003	7,354
Corporate issuer obligations	6,759	3,677	10,436	2	1,661	8,775
Equities	8,435	2,226	10,661	2	4,793	5,868
Other marketable securities and/or loans	1,944	347	2,291	–	211	2,080
Total Canadian dollar-denominated	88,833	72,848	161,681	29	73,638	88,043
Cash and due from banks	38,460	–	38,460	7	216	38,244
U.S. government obligations	29,765	40,794	70,559	13	38,502	32,057
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	44,593	434	45,027	8	9,083	35,944
Other sovereign obligations	52,818	54,814	107,632	19	34,660	72,972
Corporate issuer obligations	68,820	1,239	70,059	13	5,820	64,239
Equities	26,876	28,653	55,529	10	22,948	32,581
Other marketable securities and/or loans	4,942	7	4,949	1	639	4,310
Total non-Canadian dollar-denominated	266,274	125,941	392,215	71	111,868	280,347
Total	$355,107	$198,789	$553,896	100%	$185,506	$368,390
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 36: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)	Average for the three months ended
	July 31	April 30
	2018	2018
The Toronto-Dominion Bank (Parent)	$128,679	$115,766
Bank subsidiaries	215,723	219,961
Foreign branches	28,248	32,663
Total	$372,650	$368,390

Asset Encumbrance

In the course of the Bank’s day-to-day operations, assets are pledged to obtain funding, support trading and brokerage business, and participate in clearing and settlement systems. A summary of encumbered and unencumbered assets is presented in the following table.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 36

TABLE 37: ENCUMBERED AND UNENCUMBERED ASSETS
(millions of Canadian dollars, except as noted)	As at
	Encumbered[1]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	assets as a %
	collateral[2]	Other[3]	collateral[4]	Other[5]	assets	of total assets
					July 31, 2018
Cash and due from banks	$54	$20	$–	$5,467	$5,541	–%
Interest-bearing deposits with banks	3,969	90	28,927	1,592	34,578	0.3
Securities, trading loans, and other[6]	67,771	11,842	260,264	21,286	361,163	6.2
Derivatives	–	–	–	47,567	47,567	–
Securities purchased under reverse
repurchase agreements[7]	–	–	–	129,019	129,019	–
Loans, net of allowance for loan losses	22,247	59,444	77,947	475,590	635,228	6.3
Customers' liability under acceptances	–	–	–	15,090	15,090	–
Investment in TD Ameritrade	–	–	–	8,175	8,175	–
Goodwill	–	–	–	16,360	16,360	–
Other intangibles	–	–	–	2,483	2,483	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5,212	5,212	–
Deferred tax assets	–	–	–	2,724	2,724	–
Other assets[8]	997	–	–	28,367	29,364	0.1
Total on-balance sheet assets	$95,038	$71,396	$367,138	$758,932	$1,292,504	12.9%
Off-balance sheet items[9]
Securities purchased under reverse
repurchase agreements	133,306	–	22,375	(129,019)
Securities borrowing and collateral received	36,356	284	12,768	–
Margin loans and other client activity	6,204	–	22,205	(13,985)
Total off-balance sheet items	175,866	284	57,348	(143,004)
Total	$270,904	$71,680	$424,486	$615,928
					October 31, 2017
Total on-balance sheet assets	$88,894	$65,705	$359,169	$765,227	$1,278,995	12.1%
Total off-balance sheet items	154,350	229	61,328	(145,711)
Total	$243,244	$65,934	$420,497	$619,516
1	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.
2	Represents assets that have been posted externally to support the Bank's day-to-day operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged to Federal Home Loan Bank (FHLB) to support the U.S. Retail business.
3	Assets supporting TD's long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
4	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
5	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).
6	Securities include trading loans, securities, non-trading financial assets at fair value through profit or loss and other financial assets designated at fair value through profit or loss, securities at FVOCI, and DSAC.
7	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
8	Other assets include amounts receivable from brokers, dealers, and clients.
9	Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY Stress Testing and Contingency Funding Plans

In addition to the "Severe Combined Stress" scenario, TD performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events and market-wide stress events designed to test the impact from risk factors material to TD’s risk profile. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the Bank's contingency funding plan actions.

The Bank has liquidity contingency funding plans (CFP) in place at the enterprise level ("Enterprise CFP") and for subsidiaries operating in both domestic and foreign jurisdictions ("Regional CFP"). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies governance protocols and recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

Credit Ratings

Credit ratings impact TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirement to pledge collateral, reduced access to capital markets, and could also affect the Bank's ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 37

TABLE 38: CREDIT RATINGS[1]
As at
July 31, 2018
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aa1	Stable
S&P	A-1+	AA-	Stable
DBRS	R-1 (high)	AA	Positive
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The following table presents the additional collateral that could have been contractually required to be posted to the derivative counterparties at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 39: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES[1,2]
(millions of Canadian dollars)	Average for the three months ended
	July 31	April 30
	2018	2018
One-notch downgrade	$84	$137
Two-notch downgrade	119	191
Three-notch downgrade	612	637
1	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
2	The above collateral requirements are based on contractual trading counterparty Credit Support Annex (CSA) and the Bank's credit rating across rating agencies for OTC derivatives. Where the CSA calls for multiple ratings, downgrades are determined by the change of the lower credit rating.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.

The Bank must maintain the LCR above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the OSFI LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA eligible for the LCR calculation under the OSFI LAR guidelines are primarily central bank reserves, sovereign issued or guaranteed securities, and high quality securities issued by non-financial entities.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 38

The following table summarizes the Bank's average daily LCR position for the quarter ended July 31, 2018.

TABLE 40: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO[1]
(millions of Canadian dollars, except as noted)	Average for the three months ended
	July 31, 2018
	Total unweighted	Total weighted
	value (average)[2]	value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a	$211,757

Cash outflows
Retail deposits and deposits from small business customers, of which:	$458,488	$32,274
Stable deposits[4]	193,914	5,817
Less stable deposits	264,574	26,457
Unsecured wholesale funding, of which:	236,405	115,662
Operational deposits (all counterparties) and deposits in networks of cooperative banks[5]	92,008	21,861
Non-operational deposits (all counterparties)	112,399	61,803
Unsecured debt	31,998	31,998
Secured wholesale funding	n/a	12,135
Additional requirements, of which:	189,605	52,786
Outflows related to derivative exposures and other collateral requirements	28,527	13,890
Outflows related to loss of funding on debt products	5,922	5,922
Credit and liquidity facilities	155,156	32,974
Other contractual funding obligations	10,809	5,199
Other contingent funding obligations[6]	566,423	8,720
Total cash outflows	$ n/a	$226,776

Cash inflows
Secured lending	$177,153	$20,240
Inflows from fully performing exposures	15,174	7,377
Other cash inflows	32,430	32,430
Total cash inflows	$224,757	$60,047

	Average for the three months ended
	July 31, 2018	April 30, 2018
	Total adjusted	Total adjusted
	value	value
Total high-quality liquid assets[7]	$211,757	$217,290
Total net cash outflows[8]	166,729	177,455
Liquidity coverage ratio	127%	123%
1	The LCR for the quarter ended July 31, 2018, is calculated as an average of the 64 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
4	As defined by the OSFI LAR guidelines, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.
5	Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.
6	Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
7	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR guidelines (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
8	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guidelines (inflows are capped at 75% of outflows).

The Bank’s average LCR of 127% for quarter ended July 31, 2018, continues to meet the regulatory requirements.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guidelines. The average HQLA of the Bank for the quarter ended July 31, 2018, was $212 billion (April 30, 2018 – $217 billion), with Level 1 assets representing 80% (April 30, 2018 – 80%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guidelines, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

As described in the "How TD Manages Liquidity Risk" section of the Bank's 2017 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD's 90-day surplus requirement and the target buffers over regulatory requirements from the LCR and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 39

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 70% of total funding.

TABLE 41: SUMMARY OF DEPOSIT FUNDING
(millions of Canadian dollars)		As at
	July 31	October 31
	2018	2017
P&C deposits – Canadian Retail	$355,626	$350,446
P&C deposits – U.S. Retail	340,284	336,302
Other deposits	71	99
Total	$695,981	$686,847

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank also raises term funding through Canadian Deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, debt issued in Australia, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank's wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($10 billion) Canadian Senior Medium Term Linked Notes Program ($2 billion) HELOC Asset-Backed Security (ABS) Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$40 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($40 billion) UKLA Registered European Medium Term Note Program (US$20 billion)

The Bank regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank's term debt by currency and funding type. Term funding for the quarter ended July 31, 2018, was $123.8 billion (October 31, 2017 – $109.3 billion).

TABLE 42: LONG-TERM FUNDING
		As at
	July 31	October 31
Long-term funding by currency	2018	2017
Canadian dollar	33%	37%
U.S. dollar	39	42
Euro	19	14
British pound	6	4
Other	3	3
Total	100%	100%

Long-term funding by type
Senior unsecured medium term notes	55%	53%
Covered bonds	28	27
Mortgage securitization[1]	12	15
Term asset-backed securities	5	5
Total	100%	100%
1	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on small groups of depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 40

The following table represents the remaining maturity of various sources of funding outstanding as at July 31, 2018, and October 31, 2017.

TABLE 43: WHOLESALE FUNDING
(millions of Canadian dollars)	As at
						July 31		October 31
						2018		2017
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from banks[1]	$7,708	$5,878	$2,121	$126	$–	$–	$15,833	$17,990
Bearer deposit note	376	1,076	2,152	1,063	–	–	4,667	3,700
Certificates of deposit	10,496	16,813	16,169	7,820	132	–	51,430	65,465
Commercial paper	8,670	12,581	17,853	10,469	–	–	49,573	25,281
Covered bonds	–	–	–	3,342	7,420	23,420	34,182	29,319
Mortgage securitization	42	1,095	2,176	1,976	4,421	17,604	27,314	28,833
Senior unsecured medium term notes	9	4,470	5,734	7,034	14,513	35,103	66,863	57,570
Subordinated notes and debentures[2]	–	–	–	–	–	7,023	7,023	9,528
Term asset-backed securitization	–	741	650	988	2,504	1,430	6,313	5,835
Other[3]	3,358	2,307	478	256	13	681	7,093	8,443
Total	$30,659	$44,961	$47,333	$33,074	$29,003	$85,261	$270,291	$251,964

Of which:
Secured	$42	$1,836	$2,829	$6,306	$14,345	$42,465	$67,823	$64,003
Unsecured	30,617	43,125	44,504	26,768	14,658	42,796	202,468	187,961
Total	$30,659	$44,961	$47,333	$33,074	$29,003	$85,261	$270,291	$251,964
1	Includes fixed-term deposits from banks.
2	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
3	Includes fixed-term deposits from non-bank institutions (unsecured) of $7.1 billion (October 31, 2017 – $8.4 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three and nine months ended July 31, 2018, was $0.7 billion and $2.0 billion, respectively (three and nine months ended July 31, 2017 – $0.6 billion and $1.8 billion, respectively). Other asset-backed securities issuance for the three and nine months ended July 31, 2018, was $1.0 billion and $1.8 billion, respectively (three and nine months ended July 31, 2017 – nil and $0.7 billion, respectively). The Bank also issued $15.6 billion and $21.9 billion, respectively, of unsecured medium-term notes for the three and nine months ended July 31, 2018 (three and nine months ended July 31, 2017 – nil and $4.5 billion, respectively) in various currencies and markets. The total covered bonds issuance for the three and nine months ended July 31, 2018, was $4.5 billion and $7.3 billion, respectively (three and nine months ended July 31, 2017 – nil and $4.6 billion, respectively).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

On April 18, 2018, the Government of Canada published the final regulations under the Bank Act and the Canada Deposit Insurance Corporation Act (CDIC Act) providing details of the bank recapitalization "bail-in" regime. The issuance regulations under the Bank Act and the conversion regulations under the CDIC Act will come into force on September 23, 2018, while the compensation regulations under the CDIC Act were brought into force immediately upon registration on March 27, 2018. The bail-in regulations represent the final step in the implementation of the bail-in regime which provides the Canada Deposit Insurance Corporation (CDIC) with the power to convert specified eligible liabilities of D-SIBs into common shares in the unlikely event the D-SIB becomes non-viable. The Budget Implementation Act, providing amendments to the CDIC Act, Bank Act and other statutes to allow for bail-in, was passed in June 2016.

In October 2014, the BCBS released the final standard for "Basel III: the net stable funding ratio" with an implementation date of January 1, 2018. The net stable funding ratio (NSFR) requires that the ratio of available stable funding over required stable funding be greater than 100%. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in one year to support their businesses. Based on implementation progress at the international level, OSFI has determined that it will target a revised NSFR implementation date of January 2020. Relevant areas of the LAR guideline have been updated to reflect the implementation delay.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s degree of maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding sources. The Bank conducts long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay loans and pre-redeem deposits. The Bank also raises shorter-term unsecured wholesale deposits to fund trading assets based on the assessment of liquidity profile of these assets under stressed market conditions.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 41

TABLE 44: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)								As at
								July 31, 2018
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$5,539	$2	$–	$–	$–	$–	$–	$–	$–	$5,541
Interest-bearing deposits with banks	33,100	225	484	2	16	–	–	–	751	34,578
Trading loans, securities, and other[1]	2,091	2,170	3,315	1,948	2,490	8,482	22,219	27,624	53,722	124,061
Non-trading financial assets at fair value through
profit or loss	715	–	13	8	589	721	496	715	608	3,865
Derivatives	4,838	5,927	4,204	2,340	1,901	6,562	11,740	10,055	–	47,567
Financial assets designated at fair value through
profit or loss	119	81	5	426	68	442	1,351	754	–	3,246
Financial assets at fair value through other comprehensive
income	1,535	2,948	3,618	2,113	5,360	17,631	62,601	32,171	2,175	130,152
Debt securities at amortized cost, net of allowance
for credit losses	279	1,964	3,729	2,484	3,586	11,066	30,581	46,246	(96)	99,839
Securities purchased under reverse repurchase agreements	88,221	24,427	10,829	4,465	1,063	14	–	–	–	129,019
Loans
Residential mortgages	1,299	4,373	7,479	7,049	11,596	39,640	114,277	36,064	–	221,777
Consumer instalment and other personal	829	1,430	2,658	2,867	4,193	14,214	53,508	26,062	61,976	167,737
Credit card	–	–	–	–	–	–	–	–	34,664	34,664
Business and government	25,791	6,407	5,692	4,480	7,276	20,535	65,080	59,348	19,976	214,585
Total loans	27,919	12,210	15,829	14,396	23,065	74,389	232,865	121,474	116,616	638,763
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,535)	(3,535)
Loans, net of allowance for loan losses	27,919	12,210	15,829	14,396	23,065	74,389	232,865	121,474	113,081	635,228
Customers' liability under acceptances	12,246	2,727	108	5	2	2	–	–	–	15,090
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	8,175	8,175
Goodwill[2]	–	–	–	–	–	–	–	–	16,360	16,360
Other intangibles[2]	–	–	–	–	–	–	–	–	2,483	2,483
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,212	5,212
Deferred tax assets	–	–	–	–	–	–	–	–	2,724	2,724
Amounts receivable from brokers, dealers, and clients	14,322	–	–	–	–	–	–	–	–	14,322
Other assets	3,238	741	249	1,845	130	173	294	99	8,273	15,042
Total assets	$194,162	$53,422	$42,383	$30,032	$38,270	$119,482	$362,147	$239,138	$213,468	$1,292,504
Liabilities
Trading deposits	$16,709	$30,511	$36,323	$14,295	$4,545	$1,004	$3,172	$1,040	$–	$107,599
Derivatives	4,673	6,646	4,168	2,416	1,800	5,609	8,575	9,079	–	42,966
Securitization liabilities at fair value	–	–	869	194	649	1,692	6,294	2,320	–	12,018
Deposits[3,4]
Personal	4,321	7,178	6,981	6,248	6,447	10,541	9,888	40	421,161	472,805
Banks	7,541	3,638	161	61	65	–	3	8	8,132	19,609
Business and government	19,405	17,317	11,295	5,242	9,534	22,707	53,216	8,079	199,359	346,154
Total deposits	31,267	28,133	18,437	11,551	16,046	33,248	63,107	8,127	628,652	838,568
Acceptances	12,246	2,727	108	5	2	2	–	–	–	15,090
Obligations related to securities sold short[1]	295	4,267	1,109	942	432	5,450	13,015	12,947	897	39,354
Obligations related to securities sold under repurchase
agreements	81,076	10,302	2,554	558	39	47	33	–	–	94,609
Securitization liabilities at amortized cost	42	1,095	1,307	629	504	2,729	5,679	3,311	–	15,296
Amounts payable to brokers, dealers, and clients	14,756	–	–	–	–	–	–	–	–	14,756
Insurance-related liabilities	120	187	300	345	426	929	1,675	958	1,703	6,643
Other liabilities[5]	3,691	1,669	2,273	384	1,517	2,974	2,263	126	5,998	20,895
Subordinated notes and debentures	–	–	–	–	–	–	–	7,023	–	7,023
Equity	–	–	–	–	–	–	–	–	77,687	77,687
Total liabilities and equity	$164,875	$85,537	$67,448	$31,319	$25,960	$53,684	$103,813	$44,931	$714,937	$1,292,504
Off-balance sheet commitments
Credit and liquidity commitments[6,7]	$14,523	$16,056	$18,336	$12,961	$10,765	$21,901	$97,230	$3,238	$2,512	$197,522
Operating lease commitments	79	158	235	234	230	883	2,159	3,281	–	7,259
Other purchase obligations	33	74	191	99	96	352	507	–	–	1,352
Unconsolidated structured entity commitments	–	612	968	686	61	–	–	–	–	2,327
Total off-balance sheet commitments	$14,635	$16,900	$19,730	$13,980	$11,152	$23,136	$99,896	$6,519	$2,512	$208,460
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $34 billion of covered bonds with remaining contractual maturities of $1 billion in over 6 months to 9 months, $3 billion in over 9 months to 1 year, $7 billion in 'over 1 to 2 years', $20 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.
5	Includes $67 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $6 million in '9 months to 1 year', $15 million in 'over 1 to 2 years', $19 million in 'over 2 to 5 years', and $6 million in 'over 5 years'.
6	Includes $181 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.
TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 42

TABLE 44: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)									As at
								October 31, 2017
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,971	$–	$–	$–	$–	$–	$–	$–	$–	$3,971
Interest-bearing deposits with banks	49,825	742	13	6	7	–	–	–	592	51,185
Trading loans, securities, and other[1]	721	3,433	3,178	4,090	4,007	9,092	22,611	17,669	39,117	103,918
Derivatives	6,358	7,744	5,016	2,379	2,657	6,790	13,500	11,751	–	56,195
Financial assets designated at fair value through
profit or loss	232	269	402	353	233	370	1,059	897	217	4,032
Available-for-sale securities	652	4,020	1,794	3,867	3,121	15,622	72,964	42,083	2,288	146,411
Held-to-maturity securities	83	824	2,709	2,583	1,874	12,805	22,697	27,788	–	71,363
Securities purchased under reverse repurchase agreements	84,880	33,930	11,433	3,068	1,086	24	8	–	–	134,429
Loans
Residential mortgages	905	2,677	8,869	16,042	13,264	36,284	109,260	34,778	–	222,079
Consumer instalment and other personal	701	1,342	3,329	3,760	3,315	12,902	44,850	25,651	61,251	157,101
Credit card	–	–	–	–	–	–	–	–	33,007	33,007
Business and government	20,255	7,351	7,079	7,155	9,621	14,623	59,870	59,107	15,917	200,978
Debt securities classified as loans	–	15	–	2	16	31	248	2,897	–	3,209
Total loans	21,861	11,385	19,277	26,959	26,216	63,840	214,228	122,433	110,175	616,374
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,783)	(3,783)
Loans, net of allowance for loan losses	21,861	11,385	19,277	26,959	26,216	63,840	214,228	122,433	106,392	612,591
Customers' liability under acceptances	14,822	2,372	96	5	2	–	–	–	–	17,297
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	7,784	7,784
Goodwill[2]	–	–	–	–	–	–	–	–	16,156	16,156
Other intangibles[2]	–	–	–	–	–	–	–	–	2,618	2,618
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,313	5,313
Deferred tax assets	–	–	–	–	–	–	–	–	2,497	2,497
Amounts receivable from brokers, dealers, and clients	29,971	–	–	–	–	–	–	–	–	29,971
Other assets	2,393	600	1,052	104	99	138	298	140	8,440	13,264
Total assets	$215,769	$65,319	$44,970	$43,414	$39,302	$108,681	$347,365	$222,761	$191,414	$1,278,995
Liabilities
Trading deposits	$10,349	$20,834	$25,071	$7,192	$12,820	$1,494	$1,469	$711	$–	$79,940
Derivatives	5,307	7,230	4,587	2,200	1,981	6,868	11,111	11,930	–	51,214
Securitization liabilities at fair value	4	1,118	139	709	–	1,832	5,966	2,989	–	12,757
Deposits[3,4]
Personal	4,538	6,472	6,424	6,619	6,740	9,487	10,162	65	417,648	468,155
Banks	12,375	4,766	1,354	16	91	3	–	11	7,271	25,887
Business and government	23,899	18,868	15,492	4,488	6,392	15,783	43,465	14,555	195,840	338,782
Total deposits	40,812	30,106	23,270	11,123	13,223	25,273	53,627	14,631	620,759	832,824
Acceptances	14,822	2,372	96	5	2	–	–	–	–	17,297
Obligations related to securities sold short[1]	1,348	3,003	770	624	765	3,948	11,677	11,921	1,426	35,482
Obligations related to securities sold under repurchase
agreements	72,361	11,057	4,826	219	20	64	44	–	–	88,591
Securitization liabilities at amortized cost	48	668	1,062	708	1,264	3,060	6,287	2,979	–	16,076
Amounts payable to brokers, dealers, and clients	32,851	–	–	–	–	–	–	–	–	32,851
Insurance-related liabilities	123	182	294	338	417	926	1,738	1,097	1,660	6,775
Other liabilities[5]	3,551	2,352	1,826	255	1,290	2,934	1,557	814	5,891	20,470
Subordinated notes and debentures	–	–	–	–	–	–	–	9,528	–	9,528
Equity	–	–	–	–	–	–	–	–	75,190	75,190
Total liabilities and equity	$181,576	$78,922	$61,941	$23,373	$31,782	$46,399	$93,476	$56,600	$704,926	$1,278,995
Off-balance sheet commitments
Credit and liquidity commitments[6,7]	$19,208	$15,961	$14,402	$10,536	$7,934	$22,423	$85,183	$3,228	$2,325	$181,200
Operating lease commitments	79	158	236	234	232	881	2,115	3,505	–	7,440
Other purchase obligations	24	102	79	59	52	224	318	–	–	858
Unconsolidated structured entity commitments	696	494	228	344	408	724	–	–	–	2,894
Total off-balance sheet commitments	$20,007	$16,715	$14,945	$11,173	$8,626	$24,252	$87,616	$6,733	$2,325	$192,392
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $29 billion of covered bonds with remaining contractual maturities of $2 billion in 'over 1 to 2 years', $19 billion in 'over 2 to 5 years', and $8 billion in 'over 5 years'.
5	Includes $89 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $7 million in '9 months to 1 year', $26 million in 'over 1 to 2 years', $25 million in 'over 2 to 5 years', and $10 million in 'over 5 years'.
6	Includes $123 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.
TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 43

securitization and off-balance sheet arrangements

The Bank enters into securitization and off-balance sheet arrangements in the normal course of operations. The Bank is involved with structured entities that it sponsors, as well as entities sponsored by third-parties. Refer to "Securitization and Off-Balance Sheet Arrangements" section, Note 9: Transfer of Financial Assets and Note 10: Structured Entities of the Bank's 2017 Annual Report for further details. There have been no significant changes to the Bank's securitization and off-balance sheet arrangements during the quarter ended July 31, 2018.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit cards, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated special purpose entities (SPEs) and Canadian non-SPE third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a consolidated SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE.

Credit Card Loans

The Bank securitizes credit card loans through a SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. TD's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $11.1 billion as at July 31, 2018 (October 31, 2017 – $13.2 billion). Further, as at July 31, 2018, the Bank had committed to provide an additional $2.3 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2017 –$2.9 billion).

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures.

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $2.7 billion as at July 31, 2018 (October 31, 2017 – $1.5 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables. As at July 31, 2018, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies under IFRS, refer to Note 2 of the Bank's third quarter 2018 Interim Consolidated Financial Statements and the 2017 Annual Consolidated Financial Statements. For details of the Bank's significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank's third quarter 2018 Interim Consolidated Financial Statements and the 2017 Annual Consolidated Financial Statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 44

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank will apply the standard on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings as of November 1, 2018. The Bank is continuing to assess the impact of the new standard on its financial statements, including the presentation of certain revenue and expense items, the timing and measurement of revenue recognition, as well as additional qualitative and quantitative disclosures. The Bank does not currently expect a significant impact as a result of adopting the new standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, Leases (IAS 17), introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of twelve months or less and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting this standard.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment (IFRS 2), which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank. These amendments will be applied prospectively and are not expected to have a significant impact on the Bank.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes a new model for recognizing insurance policy obligations, premium revenue, and claims-related expenses. IFRS 17 will be effective for the Bank's annual period beginning November 1, 2021. The Bank is currently assessing the impact of adopting this standard.

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Revised Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted. The Bank is currently assessing the impact of adopting the revised framework.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting. The Bank adopted IFRS 9 effective November 1, 2017, and has updated and modified certain internal controls over financial reporting as a result of the new accounting standard. Refer to Note 2 and Note 3 of the Interim Consolidated Financial Statements for further information regarding the Bank’s changes to accounting policies, procedures, and estimates.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 45

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	July 31, 2018	October 31, 2017
ASSETS
Cash and due from banks	$5,541	$3,971
Interest-bearing deposits with banks	34,578	51,185
	40,119	55,156
Trading loans, securities, and other (Note 4)	124,061	103,918
Non-trading financial assets at fair value through profit or loss (Note 4)	3,865	n/a1
Derivatives (Note 4)	47,567	56,195
Financial assets designated at fair value through profit or loss (Note 4)	3,246	4,032
Financial assets at fair value through other comprehensive income (Notes 4, 5, 6)	130,152	n/a
Available-for-sale securities (Notes 4, 5)	n/a	146,411
	308,891	310,556
Debt securities at amortized cost, net of allowance for credit losses (Note 5)	99,839	n/a
Held-to-maturity securities (Note 5)	n/a	71,363
Securities purchased under reverse repurchase agreements	129,019	134,429
Loans (Note 6)
Residential mortgages	221,777	222,079
Consumer instalment and other personal	167,737	157,101
Credit card	34,664	33,007
Business and government	214,585	200,978
Debt securities classified as loans	n/a	3,209
	638,763	616,374
Allowance for loan losses (Note 6)	(3,535)	(3,783)
Loans, net of allowance for loan losses	635,228	612,591
Other
Customers' liability under acceptances	15,090	17,297
Investment in TD Ameritrade (Note 7)	8,175	7,784
Goodwill (Note 8)	16,360	16,156
Other intangibles	2,483	2,618
Land, buildings, equipment, and other depreciable assets	5,212	5,313
Deferred tax assets (Note 16)	2,724	2,497
Amounts receivable from brokers, dealers, and clients	14,322	29,971
Other assets (Note 9)	15,042	13,264
	79,408	94,900
Total assets	$1,292,504	$1,278,995
LIABILITIES
Trading deposits (Notes 4, 10)	$107,599	$79,940
Derivatives (Note 4)	42,966	51,214
Securitization liabilities at fair value (Note 4)	12,018	12,757
	162,583	143,911
Deposits (Note 10)
Personal	472,805	468,155
Banks	19,609	25,887
Business and government	346,154	338,782
	838,568	832,824
Other
Acceptances	15,090	17,297
Obligations related to securities sold short (Note 4)	39,354	35,482
Obligations related to securities sold under repurchase agreements (Note 4)	94,609	88,591
Securitization liabilities at amortized cost	15,296	16,076
Amounts payable to brokers, dealers, and clients (Note 4)	14,756	32,851
Insurance-related liabilities	6,643	6,775
Other liabilities (Note 11)	20,895	20,470
	206,643	217,542
Subordinated notes and debentures (Note 12)	7,023	9,528
Total liabilities	1,214,817	1,203,805
EQUITY
Shareholders' Equity
Common shares (Note 13)	21,099	20,931
Preferred shares (Note 13)	4,850	4,750
Treasury shares – common (Note 13)	(168)	(176)
Treasury shares – preferred (Note 13)	(3)	(7)
Contributed surplus	195	214
Retained earnings	44,223	40,489
Accumulated other comprehensive income (loss)	6,498	8,006
	76,694	74,207
Non-controlling interests in subsidiaries	993	983
Total equity	77,687	75,190
Total liabilities and equity	$1,292,504	$1,278,995
1	Not applicable.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2018	2017	2018	2017
Interest income
Loans (Note 6)	$7,184	$6,045	$20,271	$17,405
Securities
Interest (Note 5)	1,784	1,189	4,779	3,320
Dividends	346	275	859	916
Deposits with banks	197	115	519	305
	9,511	7,624	26,428	21,946
Interest expense
Deposits	2,850	1,729	7,363	4,757
Securitization liabilities	149	116	431	339
Subordinated notes and debentures	82	97	254	288
Other	775	415	1,897	1,045
	3,856	2,357	9,945	6,429
Net interest income	5,655	5,267	16,483	15,517
Non-interest income
Investment and securities services	1,220	1,142	3,481	3,364
Credit fees	325	304	899	852
Net securities gain (loss) (Note 5)	16	37	22	87
Trading income (loss)	125	237	730	162
Income (loss) from non-trading financial instruments at fair value through profit or loss	8	n/a	26	n/a
Income (loss) from financial instruments designated at fair value through profit or loss	(13)	(137)	(124)	(223)
Service charges	695	682	2,018	1,990
Card services	623	638	1,768	1,828
Insurance revenue	1,030	956	2,998	2,817
Other income (loss)	201	160	411	485
	4,230	4,019	12,229	11,362
Total revenue	9,885	9,286	28,712	26,879
Provision for credit losses (Notes 5, 6)	561	505	1,810	1,638
Insurance claims and related expenses	627	519	1,760	1,631
Non-interest expenses
Salaries and employee benefits (Note 15)	2,640	2,527	7,697	7,591
Occupancy, including depreciation	434	456	1,313	1,352
Equipment, including depreciation	287	249	797	740
Amortization of other intangibles	186	173	598	518
Marketing and business development	206	173	546	523
Restructuring charges (recovery)	35	(6)	73	6
Brokerage-related fees	71	76	229	240
Professional and advisory services	313	272	826	841
Other	945	935	2,706	2,727
	5,117	4,855	14,785	14,538
Income before income taxes and equity in net income of an investment
in TD Ameritrade	3,580	3,407	10,357	9,072
Provision for (recovery of) income taxes (Note 16)	705	760	2,491	1,613
Equity in net income of an investment in TD Ameritrade (Note 7)	230	122	508	346
Net income	3,105	2,769	8,374	7,805
Preferred dividends	59	47	163	143
Net income available to common shareholders and non-controlling
interests in subsidiaries	$3,046	$2,722	$8,211	$7,662
Attributable to:
Common shareholders	$3,028	$2,693	$8,157	$7,576
Non-controlling interests in subsidiaries	18	29	54	86
Earnings per share (Canadian dollars) (Note 17)
Basic	$1.65	$1.46	$4.44	$4.09
Diluted	1.65	1.46	4.43	4.08
Dividends per common share (Canadian dollars)	0.67	0.60	1.94	1.75

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1] (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2018	2017	2018	2017
Net income	$3,105	$2,769	$8,374	$7,805
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income (available-for-sale securities under IAS 392)
Change in unrealized gains (losses) on available-for-sale securities	n/a	(46)	n/a	370
Change in unrealized gains (losses) on debt securities at fair value through
other comprehensive income	(19)	n/a	(180)	n/a
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities	n/a	(48)	n/a	(82)
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value
through other comprehensive income	(1)	n/a	(6)	n/a
Reclassification to earnings of changes in allowance for credit losses on debt securities at
fair value through other comprehensive income	(16)	n/a	–	n/a
	(36)	(94)	(186)	288
Net change in unrealized foreign currency translation gains (losses) on
Investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	838	(6,112)	543	(4,809)
Reclassification to earnings of net losses (gains) on investment in foreign operations	–	(25)	–	(17)
Net gains (losses) on hedges of investments in foreign operations	(182)	1,699	(104)	1,296
Reclassification to earnings of net losses (gains) on hedges of investments in
foreign operations	–	10	–	4
	656	(4,428)	439	(3,526)
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	524	(2,503)	(1,478)	(2,342)
Reclassification to earnings of losses (gains) on cash flow hedges	(594)	1,736	(259)	310
	(70)	(767)	(1,737)	(2,032)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	290	315	363	404
Change in net unrealized gains (losses) on equity securities designated at fair value through
other comprehensive income	25	n/a	53	n/a
	315	315	416	404
Total other comprehensive income (loss), net of income taxes	865	(4,974)	(1,068)	(4,866)
Total comprehensive income (loss)	$3,970	$(2,205)	$7,306	$2,939
Attributable to:
Common shareholders	$3,893	$(2,281)	$7,089	$2,710
Preferred shareholders	59	47	163	143
Non-controlling interests in subsidiaries	18	29	54	86
1	The amounts are net of income tax provisions (recoveries) presented in the following table.
2	IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

Income Tax Provisions (Recoveries) in the Interim Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the three months ended			For the nine months ended
		July 31	July 31		July 31	July 31
		2018	2017		2018	2017
Change in unrealized gains (losses) on available-for-sale securities	$	n/a	$(62)	$	n/a	$166
Change in unrealized gains (losses) on debt securities at fair value through
other comprehensive income		(2)	n/a		(115)	n/a
Less: Reclassification to earnings of net losses (gains) in respect of available-for-sale
securities		n/a	(16)		n/a	(9)
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at
fair value through other comprehensive income		4	n/a		5	n/a
Reclassification to earnings of changes in allowance for credit losses on debt
securities at fair value through other comprehensive income		(4)	n/a		–	n/a
Net gains (losses) on hedges of investments in foreign operations		(66)	610		(37)	464
Less: Reclassification to earnings of net losses (gains) on hedges of investments in
foreign operations		–	(3)		–	(1)
Change in gains (losses) on derivatives designated as cash flow hedges		223	(1,440)		(462)	(1,278)
Less: Reclassification to earnings of losses (gains) on cash flow hedges		246	(1,161)		173	(364)
Actuarial gains (losses) on employee benefit plans		106	111		150	143
Change in net unrealized gains (losses) on equity securities designated at fair value
through other comprehensive income		9	n/a		25	n/a
Total income taxes		$16	$399		$(617)	$(131)
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2018	2017	2018	2017
Common shares (Note 13)
Balance at beginning of period	$21,203	$20,809	$20,931	$20,711
Proceeds from shares issued on exercise of stock options	28	18	124	121
Shares issued as a result of dividend reinvestment plan	89	85	272	247
Purchase of shares for cancellation	(221)	–	(228)	(167)
Balance at end of period	21,099	20,912	21,099	20,912
Preferred shares (Note 13)
Balance at beginning of period	5,100	4,400	4,750	4,400
Issue of shares	–	350	350	350
Redemption of shares	(250)	–	(250)	–
Balance at end of period	4,850	4,750	4,850	4,750
Treasury shares – common (Note 13)
Balance at beginning of period	(108)	(245)	(176)	(31)
Purchase of shares	(2,571)	(2,180)	(6,161)	(6,970)
Sale of shares	2,511	2,403	6,169	6,979
Balance at end of period	(168)	(22)	(168)	(22)
Treasury shares – preferred (Note 13)
Balance at beginning of period	(5)	(7)	(7)	(5)
Purchase of shares	(24)	(46)	(103)	(137)
Sale of shares	26	45	107	134
Balance at end of period	(3)	(8)	(3)	(8)
Contributed surplus
Balance at beginning of period	194	200	214	203
Net premium (discount) on sale of treasury shares	8	9	(2)	17
Issuance of stock options, net of options exercised	(2)	–	(11)	(8)
Other	(5)	(2)	(6)	(5)
Balance at end of period	195	207	195	207
Retained earnings
Balance at beginning of period	43,363	37,577	40,489	35,452
Impact on adoption of IFRS 9[1]	–	n/a	53	n/a
Net income attributable to shareholders	3,087	2,740	8,320	7,719
Common dividends	(1,222)	(1,108)	(3,563)	(3,242)
Preferred dividends	(59)	(47)	(163)	(143)
Share issue expenses and others	–	(4)	(4)	(4)
Net premium on repurchase of common shares and redemption of preferred shares	(1,236)	–	(1,273)	(713)
Actuarial gains (losses) on employee benefit plans	290	315	363	404
Realized gains (losses) on equity securities designated at fair value through
other comprehensive income	–	n/a	1	n/a
Balance at end of period	44,223	39,473	44,223	39,473
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of period	379	n/a	510	n/a
Impact of adoption of IFRS 9	–	n/a	19	n/a
Other comprehensive income (loss)	(20)	n/a	(186)	n/a
Allowance for credit losses	(16)	n/a	–	n/a
Balance at end of period	343	n/a	343	n/a
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	45	n/a	113	n/a
Impact on adoption of IFRS 9	–	n/a	(96)	n/a
Other comprehensive income (loss)	25	n/a	54	n/a
Reclassification of loss (gain) to retained earnings	–	n/a	(1)	n/a
Balance at end of period	70	n/a	70	n/a
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	n/a	681	n/a	299
Other comprehensive income (loss)	n/a	(94)	n/a	288
Balance at end of period	n/a	587	n/a	587
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	7,574	10,581	7,791	9,679
Other comprehensive income (loss)	656	(4,428)	439	(3,526)
Balance at end of period	8,230	6,153	8,230	6,153
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	(2,075)	591	(408)	1,856
Other comprehensive income (loss)	(70)	(767)	(1,737)	(2,032)
Balance at end of period	(2,145)	(176)	(2,145)	(176)
Total accumulated other comprehensive income	6,498	6,564	6,498	6,564
Total shareholders' equity	76,694	71,876	76,694	71,876
Non-controlling interests in subsidiaries
Balance at beginning of period	992	1,652	983	1,650
Net income attributable to non-controlling interests in subsidiaries	18	29	54	86
Other	(17)	(93)	(44)	(148)
Balance at end of period	993	1,588	993	1,588
Total equity	$77,687	$73,464	$77,687	$73,464
1	IFRS 9, Financial Instruments (IFRS 9).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2018	2017	2018	2017
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$3,810	$3,529	$10,865	$9,418
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 6)	561	505	1,810	1,638
Depreciation	150	164	427	457
Amortization of other intangibles	186	173	598	518
Net securities losses (gains) (Note 5)	(16)	(37)	(22)	(87)
Equity in net income of an investment in TD Ameritrade (Note 7)	(230)	(122)	(508)	(346)
Deferred taxes	(138)	122	406	194
Changes in operating assets and liabilities
Interest receivable and payable	(71)	20	(160)	(286)
Securities sold under repurchase agreements	(1,568)	3,510	6,018	29,145
Securities purchased (sold) under reverse repurchase agreements	11,895	(6,566)	5,410	(34,348)
Securities sold short	1,949	2,195	3,872	1,691
Trading loans and securities	(10,044)	12,014	(20,229)	(562)
Loans net of securitization and sales	(13,757)	7,734	(33,893)	(6,844)
Deposits	12,973	(44,471)	33,403	1,977
Derivatives	2,592	3,534	380	5,030
Non-trading financial assets at fair value through profit or loss	222	n/a	5,407	n/a
Financial assets designated at fair value through profit or loss	196	138	(96)	450
Securitization liabilities	(315)	(899)	(1,519)	(1,285)
Current taxes	200	664	(901)	(111)
Brokers, dealers and clients amounts receivable and payable	(1,575)	2,631	(2,446)	455
Other	740	9,443	(4,975)	4,847
Net cash from (used in) operating activities	7,760	(5,719)	3,847	11,951
Cash flows from (used in) financing activities
Issue of subordinated notes and debentures	–	1,500	–	1,500
Redemption or repurchase of subordinated notes and debentures (Note 12)	(618)	(14)	(2,437)	(2,282)
Common shares issued (Note 13)	23	15	104	101
Repurchase of common shares (Note 13)	(1,457)	–	(1,501)	(880)
Preferred shares issued (Note 13)	–	346	346	346
Preferred shares redeemed (Note 13)	(250)	–	(250)	–
Sale of treasury shares (Note 13)	2,545	2,457	6,274	7,130
Purchase of treasury shares (Note 13)	(2,595)	(2,226)	(6,264)	(7,107)
Dividends paid	(1,192)	(1,070)	(3,454)	(3,138)
Distributions to non-controlling interests in subsidiaries	(18)	(29)	(54)	(86)
Net cash from (used in) financing activities	(3,562)	979	(7,236)	(4,416)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	1,809	8,626	16,607	8,113
Activities in financial assets at fair value through other comprehensive income
Purchases	(3,817)	n/a	(12,178)	n/a
Proceeds from maturities	8,314	n/a	22,434	n/a
Proceeds from sales	660	n/a	1,831	n/a
Activities in available-for-sale securities
Purchases	n/a	(18,258)	n/a	(49,303)
Proceeds from maturities	n/a	9,178	n/a	24,234
Proceeds from sales	n/a	877	n/a	3,148
Activities in debt securities at amortized cost
Purchases	(15,658)	n/a	(39,502)	n/a
Proceeds from maturities	5,855	n/a	15,744	n/a
Proceeds from sales	127	n/a	328	n/a
Activities in held-to-maturity securities
Purchases	n/a	(2,928)	n/a	(15,974)
Proceeds from maturities	n/a	8,586	n/a	24,042
Proceeds from sales	n/a	–	n/a	452
Activities in debt securities classified as loans
Purchases	n/a	(2,431)	n/a	(2,461)
Proceeds from maturities	n/a	44	n/a	289
Proceeds from sales	n/a	(41)	n/a	432
Net purchases of land, building, equipment, and other depreciable assets	(175)	143	(326)	(129)
Net cash from (used in) investing activities	(2,885)	3,796	4,938	(7,157)
Effect of exchange rate changes on cash and due from banks	31	(214)	21	(172)
Net increase (decrease) in cash and due from banks	1,344	(1,158)	1,570	206
Cash and due from banks at beginning of period	4,197	5,271	3,971	3,907
Cash and due from banks at end of period	$5,541	$4,113	$5,541	$4,113
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$614	$711	$3,031	$2,110
Amount of interest paid during the period	3,838	2,457	9,863	6,573
Amount of interest received during the period	9,076	7,469	25,327	20,888
Amount of dividends received during the period	364	373	857	911

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 50

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 of the Bank's 2017 Annual Consolidated Financial Statements except for the changes in accounting policies noted in Note 2 of this report. Certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of the Interim Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank's 2017 Annual Consolidated Financial Statements and Note 3 in this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank's Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three and nine months ended July 31, 2018, were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on August 29, 2018.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the Bank's 2017 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2017 Management's Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the "Managing Risk" section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank's 2017 Annual Consolidated Financial Statements and Note 2 in this report.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standard has been adopted by the Bank on November 1, 2017.

IFRS 9 FINANCIAL INSTRUMENTS

On November 1, 2017, the Bank adopted IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised annual hedge accounting disclosures as required by the related amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7).

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks" which mandated that all domestic systemically important banks (D-SIBs), including the Bank, were required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. As such, on November 1, 2017, the Bank adopted IFRS 9 retrospectively. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. However, the Bank made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amounts and the new carrying amounts on November 1, 2017, through an adjustment to opening retained earnings or accumulated other comprehensive income (AOCI), as applicable. Refer to the Bank's 2017 Annual Consolidated Financial Statements and the accompanying Notes for accounting policies under IAS 39 applied during those periods.

Amendments were also made to IFRS 7 introducing expanded qualitative and quantitative disclosures related to IFRS 9, which the Bank has also adopted for the annual period beginning November 1, 2017.

Classification and Measurement of Financial Assets

With the adoption of IFRS 9, the Bank now classifies its financial assets into the following categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Held-for-trading;
•	Non-trading fair value through profit or loss (FVTPL); and
•	Designated at FVTPL.

The Bank continues to recognize financial assets on a trade date basis.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 51

Debt Instruments

The classification and measurement for debt instruments is based on the Bank’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (SPPI). Refer to Note 3 for judgment with respect to business models and SPPI.

The Bank has determined its business models as follows:

•	Held-to-collect: the objective is to collect contractual cash flows;
•	Held-to-collect-and-sell: the objective is both to collect contractual cash flows and sell the financial assets; and
•	Held-for-sale and other business models: the objective is neither of the above.

The Bank performs the SPPI test for financial assets held within the held-to-collect and held-to-collect-and-sell business models. If these financial assets have contractual cash flows which are inconsistent with a basic lending arrangement, they are classified as non-trading financial assets measured at FVTPL. In a basic lending arrangement, interest includes only consideration for time value of money, credit risk, other basic lending risks, and a reasonable profit margin.

Debt Securities and Loans Measured at Amortized Cost

Debt securities and loans held within a held-to-collect business model where their contractual cash flows pass the SPPI test are measured at amortized cost. The carrying amount of these financial assets is adjusted by an allowance for credit losses recognized and measured as described in the Impairment – Expected Credit Loss Model section of this note, as well as any write-offs and unearned income, which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts or premiums. Interest income is recognized using the effective interest rate method (EIRM). Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan. Commitment fees are recognized in credit fees over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in credit fees upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment in interest income over the term of the loan.

Debt Securities and Loans Measured at Fair Value through Other Comprehensive Income

Debt securities and loans held within a held-to-collect-and-sell business model where their contractual cash flows pass the SPPI test are measured at FVOCI. Fair value changes are recognized in OCI, except for impairment gains or losses, interest income and foreign exchange gains and losses on the instrument's amortized cost, which are recognized on the Interim Consolidated Statement of Income. The expected credit loss (ECL) allowance is recognized and measured as described in the Impairment – Expected Credit Loss Model section of this note. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to income and recognized in net securities gain (loss). Interest income from these financial assets is included in interest income using EIRM.

Financial Assets Held for Trading

The held-for-sale business model includes financial assets held within a trading portfolio if they have been originated, acquired, or incurred principally for the purpose of selling in the near term, or if they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of short-term profit-taking. Financial assets held within the held-for-sale business model consist of trading securities, trading loans, as well as certain debt securities and financing-type physical commodities that are recorded as securities purchased under reverse repurchase agreements on the Interim Consolidated Balance Sheet.

Trading portfolio assets are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend date and interest is recognized on an accrual basis. Both dividends and interest are included in interest income.

Non-Trading Financial Assets Measured at Fair Value through Profit or Loss

Non-trading financial assets measured at FVTPL include financial assets held within the held-for-sale and other business models, for example debt securities and loans managed on a fair value basis. Financial assets held within the held-to-collect or held-to-collect-and-sell business models that do not pass the SPPI test are also classified as non-trading financial assets measured at FVTPL. Changes in fair value as well as any gains or losses realized on disposal are recognized in income (loss) from non-trading financial instruments at FVTPL. Interest income from debt instruments is included in interest income on an accrual basis.

Financial Assets Designated at Fair Value through Profit or Loss

Debt instruments in a held-to-collect or held-to-collect-and-sell business model can be designated at initial recognition as measured at FVTPL, provided the designation can eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring these financial assets on a different basis. The fair value through profit or loss designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial assets are designated at fair value through profit or loss, the designation is irrevocable. Changes in fair value as well as any gains or losses realized on disposal are recognized in income (loss) from financial instruments designated at FVTPL. Interest income from these financial assets is included in interest income on an accrual basis.

Equity Instruments

Equity investments are required to be measured at FVTPL (classified as non-trading financial assets measured at FVTPL), except where the Bank has elected at initial recognition to irrevocably designate an equity investment, held for purposes other than trading, at FVOCI. If such election is made, the fair value changes, including any associated foreign exchange gains or losses, are recognized in OCI and are not subsequently reclassified to net income, including upon disposal. Realized gains and losses are transferred directly to retained earnings upon disposal. Consequently, there is no review required for impairment. Dividends will normally be recognized in interest income unless the dividends represent a recovery of part of the cost of the investment. Gains and losses on non-trading equity investments measured at FVTPL are included in income (loss) from non-trading financial instruments at FVTPL.

Classification and Measurement for Financial Liabilities

The Bank classifies its financial liabilities into the following categories:

•	Held-for-trading;
•	Designated at FVTPL; and
•	Other liabilities.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 52

Financial Liabilities Held for Trading

Financial liabilities are held within a trading portfolio if they have been incurred principally for the purpose of repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short term profit-taking. Financial liabilities held for trading are primarily trading deposits, securitization liabilities at fair value, obligations related to securities sold short and obligations related to certain securities sold under repurchase agreements.

Trading portfolio liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value and any gains or losses recognized in trading income. Transaction costs are expensed as incurred. Interest is recognized on an accrual basis and included in interest expense.

Financial Liabilities Designated at Fair Value through Profit or Loss

Certain financial liabilities that do not meet the definition of trading may be designated at FVTPL. To be designated at FVTPL, financial liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial liabilities is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract, or b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the FVTPL designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial liabilities are designated at FVTPL, the designation is irrevocable. Liabilities designated at FVTPL are carried at fair value on the Interim Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in other income (loss), except for the amount of change in fair value attributable to changes in the Bank's own credit risk, which is presented in OCI. This exception does not apply to loan commitments or financial guarantee contracts. Interest is included in interest expense on an accrual basis.

Other Financial Liabilities

Deposits

Deposits, other than deposits included in a trading portfolio, are accounted for at amortized cost. Accrued interest on deposits, calculated using EIRM, is included in Other liabilities on the Interim Consolidated Balance Sheet and is recognized as interest expense.

Subordinated Notes and Debentures

Subordinated notes and debentures are accounted for at amortized cost. Accrued interest on subordinated notes and debentures is included in Other liabilities on the Interim Consolidated Balance Sheet. Interest, including capitalized transaction costs, is recognized on an accrual basis using EIRM as interest expense.

Reclassification of Financial Assets and Liabilities

Financial assets and financial liabilities are not reclassified subsequent to their initial recognition, except for financial assets for which the Bank changes its business model for managing financial assets. Such reclassifications of financial assets are expected to be rare in practice.

Impairment – Expected Credit Loss Model

The ECL model applies to financial assets, including loans and debt securities, measured at amortized cost, loans and debt securities measured at FVOCI, and loan commitments, and financial guarantees that are not measured at FVTPL.

The ECL model consists of three stages: Stage 1 – twelve-month ECLs for performing financial assets, Stage 2 – Lifetime ECLs for financial assets that have experienced a significant increase in credit risk since initial recognition, and Stage 3 – Lifetime ECLs for financial assets that are impaired. ECLs are the difference between all contractual cash flows that are due to the Bank in accordance with the contract and all the cash flows the Bank expects to receive, discounted at the original effective interest rate. If a significant increase in credit risk has occurred since initial recognition, impairment is measured as lifetime ECLs. Otherwise, impairment is measured as twelve-month ECLs which represent the portion of lifetime ECLs that is expected to occur based on default events that are possible within twelve months after the reporting date. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance reverts back to being measured based on twelve-month ECLs.

Significant Increase in Credit Risk

For retail exposures, significant increase in credit risk is assessed based on changes in the twelve-month probability of default (PD) since initial recognition, using a combination of individual and collective information that incorporates borrower and account specific attributes and relevant forward-looking macroeconomic variables.

For non-retail exposures, significant increase in credit risk is assessed based on changes in the internal risk rating (borrower risk ratings (BRR)) since initial recognition.

The Bank defines default as delinquency of 90 days or more for most retail products and BRR 9 for non-retail exposures. Exposures are considered impaired and migrate to Stage 3 when they are 90 days or more past due for retail exposures, rated BRR 9 for non-retail exposures, or when there is objective evidence that there has been a deterioration of credit quality to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

When determining whether there has been a significant increase in credit risk since initial recognition of a financial asset, the Bank considers all reasonable and supportable information that is available without undue cost or effort about past events, current conditions, and forecast of future economic conditions. Refer to Note 3 for additional details.

Measurement of Expected Credit Losses

ECLs are measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and consider reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank's credit risk assessment. Expected life is the maximum contractual period the Bank is exposed to credit risk, including extension options for which the borrower has unilateral right to exercise. For certain financial instruments that include both a loan and an undrawn commitment and the Bank's contractual ability to demand repayment and cancel the undrawn commitment does not limit the Bank's exposure to credit losses to the contractual notice period, ECLs are measured over the period the Bank is exposed to credit risk. For example, ECLs for credit cards are measured over the borrowers' expected behavioural life, incorporating survivorship assumptions and borrower specific attributes.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 53

The Bank leverages its Advanced Internal Ratings Based models used for regulatory capital purposes and incorporates adjustments where appropriate to calculate ECLs.

Forward-Looking Information and Expert Credit Judgment

Forward-looking information is considered when determining significant increase in credit risk and measuring ECLs. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant.

Qualitative factors that are not already considered in the modelling are incorporated by exercising expert credit judgment in determining the final ECL. Refer to Note 3 for additional details.

Modified Loans

In cases where a borrower experiences financial difficulties, the Bank may grant certain concessionary modifications to the terms and conditions of a loan. Modifications may include payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank has policies in place to determine the appropriate remediation strategy based on the individual borrower.

If the Bank determines that a modification results in expiry of cash flows, the original asset is derecognized while a new asset is recognized based on the new contractual terms. Significant increase in credit risk is assessed relative to the risk of default on the date of modification.

If the Bank determines that a modification does not result in derecognition, significant increase in credit risk is assessed based on the risk of default at initial recognition of the original asset. Expected cash flows arising from the modified contractual terms are considered when calculating the ECL for the modified asset. For loans that were modified while having a lifetime ECL, the loans can revert to having twelve-month ECL after a period of performance and improvement in the borrower's financial condition.

Allowance for Loan Losses, Excluding Acquired Credit-Impaired (ACI) Loans

The allowance for loan losses represents management's best estimate of ECLs in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses for lending portfolios reported on the Interim Consolidated Balance Sheet, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, is deducted from Loans on the Interim Consolidated Balance Sheet. The allowance for loan losses for loans measured at FVOCI is presented on the Interim Consolidated Statement of Changes in Equity. The allowance for loan losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recognized in Other liabilities on the Interim Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. Each quarter, allowances are reassessed and adjusted based on any changes in management's estimate of the ECL. Loan losses on impaired loans in Stage 3 continue to be recognized by means of an allowance for loan losses until a loan is written off.

A loan is written off against the related allowance for loan losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collection efforts have been exhausted, such as when a loan is sold, when all security has been realized, or when all security has been resolved with the receiver or bankruptcy court. Non-real estate retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real estate secured retail loans are generally written off when the security is realized.

Allowance for Credit Losses on Debt Securities

The allowance for credit losses on debt securities represents management’s best estimate of ECLs. Debt securities measured at amortized cost are presented net of the allowance for credit losses on the Interim Consolidated Balance Sheet. The allowance for credit losses on debt securities measured at FVOCI are presented on the Interim Consolidated Statement of Changes in Equity. The allowance for credit losses is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. Each quarter, allowances are reassessed and adjusted based on any changes in management’s estimate of the ECL.

Acquired Loans

Acquired loans are initially measured at fair value, which considers incurred and expected future credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan's interest rate in comparison to current market rates. On acquisition, twelve-month ECLs are recognized on the acquired loans, resulting in the carrying amount for acquired loans to be lower than fair value. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are generally considered to be ACI loans, with no ECLs recognized on acquisition. Acquired performing loans are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium, including credit-related discounts, is considered to be an adjustment to the loan yield and is recognized in interest income using EIRM over the term of the loan, or the expected life of the loan for acquired loans with revolving terms.

Acquired Credit-Impaired Loans

ACI loans are identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history, and recent borrower credit scores. ACI loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows. The Bank determines the fair value of these loans at the acquisition date by discounting expected cash flows at a discount rate that reflects factors a market participant would use when determining fair value including management assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated provided that they are acquired in the same fiscal quarter and have common risk characteristics. Aggregated loans are accounted for as a single asset with aggregated cash flows and a single composite interest rate. Subsequent to acquisition, the Bank regularly reassesses and updates its cash flow estimates for changes to assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the revised expected cash flows discounted at the loan's effective interest rate as compared to the carrying value of the loan. The ECL in excess of the initial credit-related discount is recorded through the provision for credit losses. Interest income on ACI loans is calculated by multiplying the credit-adjusted effective interest rate to the amortized cost of ACI loans.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 54

Summary of impact upon adoption of IFRS 9 – Classification and measurement

The following table summarizes the classification and measurement impact as at November 1, 2017. Reclassifications represent movements of the carrying amount of financial assets and liabilities which have changed their classification. Remeasurement represents changes in the carrying amount of the financial assets and liabilities due to changes in their measurement.

FINANCIAL ASSETS
(millions of Canadian dollars)		As at			As at
		Oct. 31, 2017			Nov. 1, 2017
	IAS 39	IAS 39			IFRS 9	IFRS 9
	Measurement	Carrying	Re-	Re-	Carrying	Measurement
IAS 39	Category	Amount	classifications	measurement	Amount	Category	IFRS 9	Note
Cash and due from banks	Amortized Cost	$3,971	$–	$–	$3,971	Amortized Cost	Cash and due from banks
Interest-bearing deposits							Interest-bearing deposits
with banks	Amortized Cost	51,185	–	–	51,185	Amortized Cost	with banks
Trading loans, securities							Trading loans, securities
and other							and other
Debt securities	FVTPL	53,402	–	–	53,402	FVTPL	Debt securities
Equity securities	FVTPL	32,010	–	–	32,010	FVTPL	Equity securities
Loans	FVTPL	11,235	(86)	–	11,149	FVTPL	Loans	(1)
Commodities and other	FVTPL	7,271	–	–	7,271	FVTPL	Commodities and other
		103,918	(86)	–	103,832
							Non-trading financial assets
							at FVTPL
			3,734	–	3,734	FVTPL	Debt securities	(2)
			369	–	369	FVTPL	Debt securities	(3)
			196	68	264	FVTPL	Equity securities	(4)
			2,857	–	2,857	FVTPL	Loans	(5)
			1,917	1	1,918	FVTPL	Loans	(6)
			86	–	86	FVTPL	Loans	(1)
			44	–	44	FVTPL	Loans	(5)
			9,203	69	9,272
Derivatives	FVTPL	56,195	–	–	56,195	FVTPL	Derivatives
Financial assets designated							Financial assets designated
at FVTPL							at FVTPL
Debt securities	FVTPL	3,150	–	–	3,150	FVTPL	Debt securities	(7)
Debt securities	FVTPL	369	(369)	–	–	FVTPL	Debt securities	(3)
Debt securities	FVTPL	513	(513)	–	–	FVTPL	Debt securities	(8)
		4,032	(882)	–	3,150
Available-for-sale securities							Financial assets at FVOCI
Debt securities	FVOCI	142,927	(3,734)	–	139,193	FVOCI	Debt securities	(2)
Debt securities	FVOCI	1,197	(1,197)	–	–	FVOCI	Debt securities	(9)
Equity securities	FVOCI	2,287	(196)	–	2,091	FVOCI	Equity securities	(4)(10)
Loans	FVOCI	–	1,823	–	1,823	FVOCI	Loans	(11)
		146,411	(3,304)	–	143,107
							Debt securities at amortized cost,
Held-to-maturity securities							net of allowance for credit losses
Debt securities	Amortized Cost	71,363	–	29	71,392	Amortized Cost	Debt securities	(12)
			3,209	–	3,209	Amortized Cost	Debt securities	(13)
			1,197	(7)	1,190	Amortized Cost	Debt securities	(9)
			513	–	513	Amortized Cost	Debt securities	(8)
			(155)	8	(147)		Allowance for security losses	(14)
		71,363	4,764	30	76,157
Securities purchased under							Securities purchased under
reverse repurchase agreements							reverse repurchase agreements
Securities purchased under reverse							Securities purchased under reverse
repurchase agreements	FVTPL	1,345	653	–	1,998	FVTPL	repurchase agreements	(15)
Securities purchased under reverse							Securities purchased under reverse
repurchase agreements	Amortized Cost	133,084	(653)	–	132,431	Amortized Cost	repurchase agreements	(15)
		134,429	–	–	134,429
Loans							Loans
Residential mortgages	Amortized Cost	222,079	(2,857)	–	219,222	Amortized Cost	Residential mortgages	(5)
Consumer instalment and other personal	Amortized Cost	157,101	(44)	–	157,057	Amortized Cost	Consumer instalment and other personal	(5)
Credit card	Amortized Cost	33,007	–	–	33,007	Amortized Cost	Credit card
Business and government	Amortized Cost	199,053	(1,823)	–	197,230	Amortized Cost	Business and government	(11)
Business and government	Amortized Cost	1,925	(1,925)	–	–	Amortized Cost	Business and government	(6)
Debt securities classified as loans	Amortized Cost	3,209	(3,209)	–	–	Amortized Cost		(13)
Total Loans before allowance		616,374	(9,858)	–	606,516		Total Loans before allowance
Allowance for loan losses		(3,783)	156	152	(3,475)		Allowance for loan losses	(14)
Loans, net of allowance for							Loans, net of allowance for
loan losses		612,591	(9,702)	152	603,041		loan losses
Other							Other
Customers’ liability under acceptances	Amortized Cost	17,297	–	–	17,297	Amortized Cost	Customers’ liability under acceptances
Amounts receivable from brokers,							Amounts receivable from brokers,
dealers, and clients	Amortized Cost	29,971	–	–	29,971	Amortized Cost	dealers, and clients
Other financial assets	Amortized Cost	4,556	8	(28)	4,536	Amortized Cost	Other financial assets
		51,824	8	(28)	51,804
Total financial assets		1,235,919	1	223	1,236,143		Total financial assets
Non-financial assets		43,076	–	2	43,078		Non-financial assets	(16)
Total assets		$1,278,995	$1	$225	$1,279,221		Total assets

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 55

FINANCIAL LIABILITIES
(millions of Canadian dollars)		As at			As at
		Oct. 31, 2017			Nov. 1, 2017
	IAS 39	IAS 39			IFRS 9	IFRS 9
	Measurement	Carrying	Re-	Re-	Carrying	Measurement
IAS 39	Category	Amount	classifications	measurement	Amount	Category	IFRS 9	Note
Trading deposits	FVTPL	$79,940	$–	$–	$79,940	FVTPL	Trading deposits
Derivatives	FVTPL	51,214	–	–	51,214	FVTPL	Derivatives
Securitization liabilities at fair value	FVTPL	12,757	–	–	12,757	FVTPL	Securitization liabilities at fair value
Deposits	Amortized Cost	832,824	–	–	832,824	Amortized Cost	Deposits
Acceptances	Amortized Cost	17,297	–	–	17,297	Amortized Cost	Acceptances
Obligations related to securities							Obligations related to securities
sold short	FVTPL	35,482	–	–	35,482	FVTPL	sold short
Obligations related to securities sold	Amortized Cost/					Amortized Cost/	Obligations related to securities sold
under repurchase agreements	FVTPL	88,591	–	–	88,591	FVTPL	under repurchase agreements
Securitization liabilities at							Securitization liabilities at
amortized cost	Amortized Cost	16,076	–	–	16,076	Amortized Cost	amortized cost
Amounts payable to brokers,							Amounts payable to brokers,
dealers, and clients	Amortized Cost	32,851	–	–	32,851	Amortized Cost	dealers, and clients
Subordinated notes and debentures	Amortized Cost	9,528	–	–	9,528	Amortized Cost	Subordinated notes and debentures
Other financial liabilities	Amortized Cost	9,934	–	250	10,184	Amortized Cost	Other financial liabilities	(14)
Total financial liabilities		1,186,494	–	250	1,186,744		Total financial liabilities
Non-financial liabilities		17,311	–	–	17,311		Non-financial liabilities
Total liabilities		1,203,805	–	250	1,204,055		Total liabilities
Retained earnings		40,489	–	53	40,542		Retained earnings
Accumulated other comprehensive							Accumulated other comprehensive
income		8,006	1	(78)	7,929		income
Other equity		26,695	–	–	26,695		Other equity
Total liabilities and equity		$1,278,995	$1	$225	$1,279,221		Total liabilities and equity
1	Certain loans that met the definition of trading under IAS 39 have been reclassified to non-trading financial assets at FVTPL, as these loans are held within a business model that is managed on a fair value basis but are not subject to active and frequent buying and selling with the objective of generating a profit from short-term fluctuations in price.
2	Certain available-for-sale (AFS) debt securities under IAS 39 are required to be measured at FVTPL under IFRS 9 as these securities do not pass the SPPI test. Previously recognized changes in fair value on these securities were reclassified to retained earnings.
3	Certain debt securities designated at FVTPL under IAS 39 are required to be measured at FVTPL under IFRS 9 as they do not pass the SPPI test.
4	Certain equity securities classified as AFS under IAS 39 have been reclassified to non-trading financial assets at FVTPL. Unrealized gains/losses on the AFS equity securities were reclassified to retained earnings. In addition, certain AFS equity securities were measured at cost under IAS 39 as they did not have a quoted market price in an active market and their fair value could not be reliably measured. Under IFRS 9, these equity securities are required to be measured at fair value as the exception under IAS 39 is no longer available. The difference between the cost and the fair value was recorded in retained earnings.
5	Certain loans are held in a business model managed on a fair value basis under IFRS 9 and are therefore reclassified to non-trading financial assets at FVTPL.
6	Certain business and government loans are required to be measured at FVTPL as they do not pass the SPPI test. The carrying value of these loans was adjusted to reflect their fair value with the difference recorded in retained earnings.
7	Certain debt securities designated at FVTPL under IAS 39 have been similarly re-designated to be measured at FVTPL to achieve a significant reduction in accounting mismatch.
8	Certain debt securities held by the Bank were designated at FVTPL under IAS 39. Under IFRS 9, the designation was revoked and these debt securities are held within a held-to-collect business model and are measured at amortized cost. Previously recognized changes in fair value of these securities were reversed through retained earnings. The fair value of these debt securities was $782 million as at July 31, 2018. Had the Bank not reclassified these debt securities to amortized cost, the change in fair value recognized on the Interim Consolidated Statement of Income would not have been material during the three and nine months ended July 31, 2018. The effective interest rate of these debt securities determined on November 1, 2017 ranged from 0.55% to 1.38% and interest income of $3 million and $8 million was recognized during the three and nine months ended July 31, 2018, respectively.
9	Certain debt securities classified as AFS under IAS 39 were held within a business model with an objective to hold assets to collect contractual cash flows. The carrying value of these debt securities as at November 1, 2017 has been adjusted to amortized cost through AOCI. The fair value of these debt securities was $1.2 billion as at July 31, 2018. Had the Bank not reclassified these debt securities to amortized cost, the change in unrealized gains (losses) on AFS securities recognized on the Interim Consolidated Statement of Comprehensive Income would have been a loss of $6 million and $27 million during the three and nine months ended July 31, 2018, respectively.
10	Certain equity securities classified as AFS under IAS 39 have been designated to be measured at FVOCI under IFRS 9. Previously recognized impairment associated with these equity securities has been reclassified from retained earnings to AOCI.
11	Certain business and government loans measured at amortized cost under IAS 39 are included in a held-to-collect-and-sell business model under IFRS 9 and are measured at FVOCI.
12	Under IAS 39, certain debt securities were reclassified out of the AFS category to HTM at their fair value as of the reclassification date. Under IFRS 9, these debt securities are held within a held-to-collect business model and are measured at amortized cost. As at November 1, 2017, the carrying amount of these debt securities was adjusted through AOCI to reflect amortized cost measurement since their inception.
13	Debt securities classified as loans have been reclassified as debt securities at amortized cost under IFRS 9.
14	Refer to the impairment allowance reconciliation for remeasurement of credit losses under IFRS 9.
15	Certain securities purchased under reverse repurchase agreements were measured at amortized cost under IAS 39. These securities are included in a held-for-sale business model with a purpose to hold these instruments for trading and are measured at FVTPL.
16	Tax impact related to the adoption of IFRS 9.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 56

Summary of Impact upon adoption of IFRS 9 – Impairment

The reconciliation of the Bank's closing allowances for credit losses in accordance with IAS 39 and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37 to the Bank's opening ECL determined in accordance with IFRS 9, as at November 1, 2017, is shown in the following table:

Reconciliation of the Closing Allowance for Credit Losses under IAS 39/IAS 37 to Opening Allowance for Credit Losses under IFRS 9[1]
(millions of Canadian dollars)
	IAS 39/IAS 37 closing balance as at October 31, 2017						IFRS 9 opening balance as at November 1, 2017
				Total IAS 39/						Total IFRS 9
	Incurred but	Counterparty-	Individually	IAS 37 closing	Re-	Re-				opening
	not identified	specific	Insignificant	balance	classifications[2]	measurement[3]	Stage 1	Stage 2	Stage 3	balance
Loans
Residential mortgages	$36	$–	$42	$78	$–	$17	$24	$26	$45	$95
Consumer instalment and
other personal	689	–	147	836	–	214	529	355	166	1,050
Credit card	1,231	–	335	1,566	–	39	763	521	321	1,605
Business and government	1,526	134	29	1,689	(10)	(172)	706	627	174	1,507
Debt securities classified
as loans	20	126	–	146	(146)	–	–	–	–	–
	3,502	260	553	4,315	(156)	98	2,022	1,529	706	4,257
Acquired credit-impaired
loans	–	3	32	35	–	–	–	–	35	35
Total loans, including
off-balance sheet positions	3,502	263	585	4,350	(156)	98	2,022	1,529	741	4,292
Less: Off-balance sheet
positions[4]	567	–	–	567	–	250	488	329	–	817
Total allowance for loan
losses[5]	2,935	263	585	3,783	(156)	(152)	1,534	1,200	741	3,475
Debt securities at
amortized cost[6,7]	–	–	–	–	155	(8)	–	21	126	147
Debt securities at fair
value through other
comprehensive income	$–	$–	$–	$–	$1	$4	$3	$2	$–	$5
1	Stage 3 allowance under IFRS 9 and counterparty-specific and individually insignificant allowance under IAS 39 represent allowance for credit losses on impaired financial assets. Refer to Note 2 for further details.
2	Reclassifications represent the impact of classification and measurement changes on impairment allowances.
3	Remeasurement includes the impact of adopting the ECL model under IFRS 9, which has been recorded as an adjustment to opening retained earnings on November 1, 2017.
4	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
5	Excludes allowance on securities purchased under reverse repurchase agreements, amounts receivable from brokers, dealers and clients, and other assets which are netted against the related assets. The allowance for credit losses related to customers' liability under acceptances is included in business and government.
6	Impairment allowances related to held-to-maturity securities were previously included in the allowances for business and government loans under IAS 39.
7	Previously held-to-maturity securities and debt securities classified as loans under IAS 39.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank will apply the standard on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings as of November 1, 2018. The Bank is continuing to assess the impact of the new standard on its financial statements, including the presentation of certain revenue and expense items, the timing and measurement of revenue recognition, as well as additional qualitative and quantitative disclosures. The Bank does not currently expect a significant impact as a result of adopting the new standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, Leases (IAS 17), introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of twelve months or less and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting this standard.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment (IFRS 2), which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank. These amendments will be applied prospectively and are not expected to have a significant impact on the Bank.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 57

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes a new model for recognizing insurance policy obligations, premium revenue, and claims-related expenses. IFRS 17 will be effective for the Bank's annual period beginning November 1, 2021. The Bank is currently assessing the impact of adopting this standard.

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Revised Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted. The Bank is currently assessing the impact of adopting the revised framework.

NOTE 3: SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS

Business Model Assessment

The Bank determines its business models based on the objective under which its portfolios of financial assets are managed. Refer to Note 2 for details on the Bank's business models. In determining its business models, the Bank considers the following:

•	Management's intent and strategic objectives and the operation of the stated policies in practice;
•	The primary risks that affect the performance of the business model and how these risks are managed;
•	How the performance of the portfolio is evaluated and reported to management; and
•	The frequency and significance of financial asset sales in prior periods, the reasons for such sales and the expected future sales activities.

Sales in themselves do not determine the business model and are not considered in isolation. Instead, sales provide evidence about how cash flows are realized. A held-to-collect business model will be reassessed by the Bank to determine whether any sales are consistent with an objective of collecting contractual cash flows if the sales are more than insignificant in value or infrequent.

Solely Payments of Principal and Interest Test

In assessing whether contractual cash flows are SPPI, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that they would not be consistent with a basic lending arrangement. In making the assessment, the Bank considers the primary terms as follows and assesses if the contractual cash flows of the instruments continue to meet the SPPI test:

•	Performance-linked features;
•	Terms that limit the Bank's claim to cash flow from specified assets (non-recourse terms);
•	Prepayment and extension terms;
•	Leverage features; and
•	Features that modify elements of the time value of money.

IMPAIRMENT OF FINANCIAL ASSETS

Significant Increase in Credit Risk

For retail exposures, criteria for assessing significant increase in credit risk are defined at the appropriate product or portfolio level and vary based on the exposure's credit risk at origination. The criteria include relative changes in PD, absolute PD backstop, and delinquency backstop when contractual payments are more than 30 days past due. Credit risk has increased significantly since initial recognition when one of the criteria is met.

For non-retail exposures, BRR is determined on an individual borrower basis using industry and sector-specific credit risk models that are based on historical data. Current and forward-looking information that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for assessing significant increase in credit risk are defined at the appropriate segmentation level and vary based on the BRR of the exposure at origination. Criteria include relative changes in BRR, absolute BRR backstop, and delinquency backstop when contractual payments are more than 30 days past due. Credit risk has increased significantly since initial recognition when one of the criteria is met.

Measurement of Expected Credit Loss

For retail exposures, ECLs are calculated as the product of PD, loss given default (LGD), and exposure at default (EAD) at each time step over the remaining expected life of the financial asset and discounted to the reporting date at the effective interest rate. PD estimates represent the point-in-time PD, updated quarterly based on the Bank's historical experience, current conditions, and relevant forward-looking expectations over the expected life of the exposure to determine the lifetime PD curve. LGD estimates are determined based on historical charge-off events and recovery payments, current information about attributes specific to the borrower, and direct costs. Expected cash flows from collateral, guarantees, and other credit enhancements are incorporated in LGD if integral to the contractual terms. Relevant macroeconomic variables are incorporated in determining expected LGD. EAD represents the expected balance at default across the remaining expected life of the exposure. EAD incorporates forward-looking expectations about repayments of drawn balances and expectations about future draws where applicable.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 58

For non-retail exposures, ECLs are calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Lifetime PD is determined by mapping the exposure’s BRR to point-in-time PD over the expected life. LGD estimates are determined by mapping the exposure’s facility risk rating (FRR) to expected LGD which takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Relevant macroeconomic variables are incorporated in determining expected PD and LGD. Expected cash flows are determined by applying the expected LGD to the contractual cash flows to calculate cash shortfalls over the expected life of the exposure.

Forward-Looking Information

In calculating the ECL, the Bank employs internally developed models that utilize parameters for PD, LGD, and EAD. Forward-looking macroeconomic factors including at the regional level are incorporated in the risk parameters as relevant. Additional risk factors that are industry or segment specific are also incorporated, where relevant. Three forward-looking macroeconomic scenarios are generated by TD Economics as part of the ECL process: A base scenario, an upside scenario, and a downside scenario. The base scenario is updated quarterly. Upside and downside scenarios are generated quarterly using realistically possible outcomes that are statistically derived relative to the base scenario based on historical distribution. TD Economics will apply judgment to recommend probability weights to each scenario on a quarterly basis. The proposed macroeconomic scenarios and probability weightings are subject to robust management review and challenge process by a cross-functional committee that includes representation from TD Economics, Risk, Finance, and Business. ECLs calculated under each of the three scenarios are applied against the respective probability weightings to determine the probability-weighted ECLs.

Expert Credit Judgment

ECLs are recognized on initial recognition of the financial assets. Allowance for credit losses represents management's best estimate of risk of default and ECLs on the financial assets, including any off-balance sheet exposures, at the balance sheet date. Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date by considering reasonable and supportable information that is not already included in the quantitative models.

Management's judgment is used to determine the point within the range that is the best estimate for the qualitative component contributing to ECLs, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators and forward-looking information that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 59

NOTE 4: FAIR VALUE MEASUREMENTS

There have been no significant changes to the Bank's approach and methodologies used to determine fair value measurements during the three and nine months ended July 31, 2018. Refer to Note 5 of the Bank's 2017 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of the Bank's financial instruments.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value
(millions of Canadian dollars)			As at
	July 31, 2018[1]		October 31, 2017
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$5,541	$5,541	$3,971	$3,971
Interest-bearing deposits with banks	34,578	34,578	51,185	51,185
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	56,876	56,340	n/a	n/a
Other debt securities	42,963	42,687	n/a	n/a
Total debt securities at amortized cost, net of allowance for credit losses	99,839	99,027	n/a	n/a
Held-to-maturity securities
Government and government-related securities	n/a	n/a	45,623	45,708
Other debt securities	n/a	n/a	25,740	25,719
Total held-to-maturity securities	n/a	n/a	71,363	71,427
Securities purchased under reverse repurchase agreements	125,198	125,198	133,084	133,084
Loans, net of allowance for loan losses	635,228	632,653	609,529	610,491
Debt securities classified as loans	n/a	n/a	3,062	3,156
Total loans, net of allowance for loan losses	635,228	632,653	612,591	613,647
Other
Customers' liability under acceptances	15,090	15,090	17,297	17,297
Amounts receivable from brokers, dealers, and clients	14,322	14,322	29,971	29,971
Other assets	5,476	5,476	4,556	4,556
Total financial assets not carried at fair value	$935,272	$931,885	$924,018	$925,138

FINANCIAL LIABILITIES
Deposits	$838,568	$834,402	$832,824	$833,475
Acceptances	15,090	15,090	17,297	17,297
Obligations related to securities sold under repurchase agreements	90,883	90,883	86,527	86,527
Securitization liabilities at amortized cost	15,296	15,317	16,076	16,203
Amounts payable to brokers, dealers, and clients	14,756	14,756	32,851	32,851
Other liabilities	9,079	9,070	9,926	9,932
Subordinated notes and debentures	7,023	7,398	9,528	10,100
Total financial liabilities not carried at fair value	$990,695	$986,916	$1,005,029	$1,006,385
1	Balances as at July 31, 2018 are prepared in accordance with IFRS 9. Prior period comparatives have not been restated. Refer to Note 2 for further details.

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Refer to Note 5 of the Bank's 2017 Annual Consolidated Financial Statements for a description of the three levels.

There have been no significant changes to these valuation techniques, unobservable inputs, and sensitivities during the three and nine months ended July 31, 2018. The significant valuation techniques and significant unobservable inputs used in the fair value measurements of Level 3 financial assets and financial liabilities are described and quantified within the "Valuation of Assets and Liabilities Classified as Level 3" section in Note 5 of the Bank's 2017 Annual Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 60

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at July 31, 2018, and October 31, 2017.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)								As at
			July 31, 2018[1]				October 31, 2017
	Level 1	Level 2	Level 3	Total[2]	Level 1	Level 2	Level 3	Total[2]
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other[3]
Government and government-related securities
Canadian government debt
Federal	$130	$8,990	$–	$9,120	$390	$8,678	$–	$9,068
Provinces	–	8,004	1	8,005	–	6,524	–	6,524
U.S. federal, state, municipal governments,
and agencies debt	–	20,280	–	20,280	605	16,862	–	17,467
Other OECD government guaranteed debt	–	3,139	–	3,139	–	5,047	–	5,047
Mortgage-backed securities	–	2,003	–	2,003	–	1,906	–	1,906
Other debt securities
Canadian issuers	–	4,759	1	4,760	–	3,337	6	3,343
Other issuers	–	11,740	67	11,807	–	10,007	8	10,015
Equity securities
Common shares	44,291	158	–	44,449	31,921	21	–	31,942
Preferred shares	40	–	–	40	68	–	–	68
Trading loans	–	11,091	–	11,091	–	11,235	–	11,235
Commodities	9,005	336	–	9,341	7,139	132	–	7,271
Retained interests	–	26	–	26	–	32	–	32
	53,466	70,526	69	124,061	40,123	63,781	14	103,918
Non-trading financial assets at fair value
through profit or loss[4]
Securities	214	1,842	373	2,429	n/a	n/a	n/a	n/a
Loans	–	1,416	20	1,436	n/a	n/a	n/a	n/a
	214	3,258	393	3,865	n/a	n/a	n/a	n/a
Derivatives
Interest rate contracts	15	12,845	–	12,860	21	15,324	–	15,345
Foreign exchange contracts	13	31,843	14	31,870	9	37,817	1	37,827
Credit contracts	–	27	–	27	–	34	–	34
Equity contracts	–	796	630	1,426	–	1,303	908	2,211
Commodity contracts	156	1,187	41	1,384	96	677	5	778
	184	46,698	685	47,567	126	55,155	914	56,195
Financial assets designated at
fair value through profit or loss
Securities[3]	–	3,246	–	3,246	220	3,699	113	4,032
	–	3,246	–	3,246	220	3,699	113	4,032
Financial assets at fair value through other
comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	13,479	–	13,479	n/a	n/a	n/a	n/a
Provinces	–	7,747	–	7,747	n/a	n/a	n/a	n/a
U.S. federal, state, municipal governments,
and agencies debt	–	45,883	–	45,883	n/a	n/a	n/a	n/a
Other OECD government guaranteed debt	–	17,842	201	18,043	n/a	n/a	n/a	n/a
Mortgage-backed securities	–	7,142	–	7,142	n/a	n/a	n/a	n/a
Other debt securities
Asset-backed securities	–	22,697	556	23,253	n/a	n/a	n/a	n/a
Non-agency collateralized mortgage obligation portfolio	–	506	–	506	n/a	n/a	n/a	n/a
Corporate and other debt	–	8,956	81	9,037	n/a	n/a	n/a	n/a
Equity securities
Common shares	322	2	1,473	1,797	n/a	n/a	n/a	n/a
Preferred shares	241	–	136	377	n/a	n/a	n/a	n/a
Loans	–	2,888	–	2,888	n/a	n/a	n/a	n/a
	563	127,142	2,447	130,152	n/a	n/a	n/a	n/a
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	n/a	n/a	n/a	n/a	–	16,225	–	16,225
Provinces	n/a	n/a	n/a	n/a	–	7,922	–	7,922
U.S. federal, state, municipal governments,
and agencies debt	n/a	n/a	n/a	n/a	–	48,280	–	48,280
Other OECD government guaranteed debt	n/a	n/a	n/a	n/a	–	21,122	–	21,122
Mortgage-backed securities	n/a	n/a	n/a	n/a	–	8,812	–	8,812
Other debt securities
Asset-backed securities	n/a	n/a	n/a	n/a	–	29,428	553	29,981
Non-agency collateralized mortgage obligation portfolio	n/a	n/a	n/a	n/a	–	1,715	–	1,715
Corporate and other debt	n/a	n/a	n/a	n/a	–	9,768	22	9,790
Equity securities
Common shares[5,6]	n/a	n/a	n/a	n/a	341	3	1,572	1,916
Preferred shares	n/a	n/a	n/a	n/a	242	–	123	365
Debt securities reclassified from trading	n/a	n/a	n/a	n/a	–	2	275	277
	n/a	n/a	n/a	n/a	583	143,277	2,545	146,405
Securities purchased under reverse
repurchase agreements	–	3,821	–	3,821	–	1,345	–	1,345

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 61

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis (Continued)
(millions of Canadian dollars)								As at
			July 31, 2018[1]				October 31, 2017
	Level 1	Level 2	Level 3	Total[2]	Level 1	Level 2	Level 3	Total[2]
FINANCIAL LIABILITIES
Trading deposits	$–	$104,549	$3,050	$107,599	$–	$77,419	$2,521	$79,940
Derivatives
Interest rate contracts	12	9,772	67	9,851	15	12,730	70	12,815
Foreign exchange contracts	12	28,730	17	28,759	10	33,599	–	33,609
Credit contracts	–	411	–	411	–	356	–	356
Equity contracts	–	1,491	1,436	2,927	–	1,999	1,801	3,800
Commodity contracts	107	901	10	1,018	97	534	3	634
	131	41,305	1,530	42,966	122	49,218	1,874	51,214
Securitization liabilities at fair value	–	12,018	–	12,018	–	12,757	–	12,757
Other financial liabilities designated
at fair value through profit or loss	–	1	22	23	–	1	7	8
Obligations related to securities sold short[3]	924	38,430	–	39,354	2,068	33,414	–	35,482
Obligations related to securities sold
under repurchase agreements	–	3,726	–	3,726	–	2,064	–	2,064
1	Balances as at July 31, 2018 are prepared in accordance with IFRS 9. Prior period comparatives have not been restated. Refer to Note 2 for further details.
2	Fair value is the same as carrying value.
3	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
4	Refer to Note 2 for further details on financial assets that were re-classified to non-trading as a result of adoption of IFRS 9.
5	As at October 31, 2017, includes Federal Reserve stock and Federal Home Loan Bank stock of $1.4 billion which are redeemable by the issuer at cost which approximates fair value.
6	As at October 31, 2017, the carrying values of certain AFS equity securities of $6 million are assumed to approximate fair value in the absence of quoted market prices in an active market and are excluded from the table above. As at July 31, 2018, these were included as FVOCI securities in the table above.

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three and nine months ended July 31, 2018. During the three and nine months ended July 31, 2017, the Bank transferred $150 million of treasury securities designated at fair value through profit and loss from Level 1 to Level 2 as they are now off-the-run and traded less frequently.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 62

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three and nine months ended July 31.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)										Change in
										unrealized
	Fair	Total realized and							Fair	gains
	value as at	unrealized gains (losses)		Movements				Transfers	value as at	(losses) on
	May 1	Included	Included				Into	Out of	July 31	instruments
	2018[1]	in income[2]	in OCI[3]	Purchases	Issuances	Other[4]	Level 3	Level 3	2018	still held[5]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$–	$–	$–	$1	$–	$–	$–	$–	$1	$–
Other debt securities
Canadian issuers	1	–	–	–	–	–	–	–	1	–
Other issuers	149	–	–	35	–	(16)	26	(127)	67	–
	150	–	–	36	–	(16)	26	(127)	69	–
Non-trading financial
assets at fair value
through profit or loss
Securities	356	9	–	15	–	(7)	–	–	373	7
Loans	19	–	–	1	–	–	–	–	20	–
	375	9	–	16	–	(7)	–	–	393	7
Financial assets at fair value
through other
comprehensive income
Government and government-
related securities
Other OECD government
guaranteed debt	204	6	(9)	–	–	–	–	–	201	(9)
Other debt securities
Asset-backed securities	549	–	(1)	–	–	8	–	–	556	(1)
Corporate and other debt	103	5	(3)	–	–	(24)	–	–	81	(3)
Equity securities
Common shares	1,455	–	(2)	5	–	15	–	–	1,473	(2)
Preferred shares	130	–	6	–	–	–	–	–	136	6
	$2,441	$11	$(9)	$5	$–	$(1)	$–	$–	$2,447	$(9)

										Change in
										unrealized
	Fair	Total realized and							Fair	losses
	value as at	unrealized losses (gains)		Movements				Transfers	value as at	(gains) on
	May 1	Included	Included				Into	Out of	July 31	instruments
	2018[1]	in income[2]	in OCI[3]	Purchases	Issuances	Other[4]	Level 3	Level 3	2018	still held[5]
FINANCIAL LIABILITIES
Trading deposits[6]	$2,940	$86	$–	$(112)	$321	$(137)	$–	$(48)	$3,050	$72
Derivatives[7]
Interest rate contracts	69	(6)	–	–	–	4	–	–	67	(4)
Foreign exchange contracts	(1)	1	–	–	–	3	(1)	1	3	2
Equity contracts	711	87	–	(16)	48	(26)	–	2	806	82
Commodity contracts	(23)	(16)	–	–	–	8	–	–	(31)	(14)
	756	66	–	(16)	48	(11)	(1)	3	845	66
Other financial liabilities
designated at fair value
through profit or loss	16	(9)	–	–	34	(19)	–	–	22	(5)
Obligations related to securities
sold short	4	–	–	–	–	(4)	–	–	–	–
1	Balances as at May 1, 2018 are prepared in accordance with IFRS 9. Refer to Note 2 for further details.
2	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
3	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
4	Consists of sales, settlements, and foreign exchange.
5	Changes in unrealized gains (losses) on financial assets at FVOCI (AFS securities under IAS 39) are recognized in AOCI.
6	Issuances and repurchases of trading deposits are reported on a gross basis.
7	As at July 31, 2018, consists of derivative assets of $0.7 billion (May 1, 2018 – $0.7 billion) and derivative liabilities of $1.5 billion (May 1, 2018 – $1.4 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 63

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)										Change in
										unrealized
	Fair	Total realized and							Fair	gains
	value as at	unrealized gains (losses)		Movements				Transfers	value as at	(losses) on
	November 1	Included	Included				Into	Out of	July 31	instruments
	2017[1]	in income[2]	in OCI[3]	Purchases	Issuances	Other[4]	Level 3	Level 3	2018	still held[5]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$–	$–	$–	$1	$–	$–	$–	$–	$1	$–
Other debt securities
Canadian issuers	6	–	–	–	–	(4)	1	(2)	1	(1)
Other issuers	8	(2)	–	37	–	(12)	171	(135)	67	(1)
	14	(2)	–	38	–	(16)	172	(137)	69	(2)
Non-trading financial
assets at fair value
through profit or loss
Securities	305	34	–	42	–	(8)	–	–	373	28
Loans	15	(2)	–	7	–	–	–	–	20	(2)
	320	32	–	49	–	(8)	–	–	393	26
Financial assets at fair value
through other
comprehensive income
Government and government-
related securities
Other OECD government
guaranteed debt	203	9	(11)	–	–	–	–	–	201	(11)
Other debt securities
Asset-backed securities	553	–	(2)	–	–	5	–	–	556	(2)
Corporate and other debt	95	9	3	–	–	(26)	–	–	81	3
Equity securities
Common shares	1,469	–	(4)	12	–	(4)	–	–	1,473	(6)
Preferred shares	108	–	27	–	–	1	–	–	136	27
	$2,428	$18	$13	$12	$–	$(24)	$–	$–	$2,447	$11

										Change in
										unrealized
	Fair	Total realized and							Fair	losses
	value as at	unrealized losses (gains)		Movements				Transfers	value as at	(gains) on
	November 1	Included	Included				Into	Out of	July 31	instruments
	2017[1]	in income[2]	in OCI[3]	Purchases	Issuances	Other[4]	Level 3	Level 3	2018	still held[5]
FINANCIAL LIABILITIES
Trading deposits[6]	$2,521	$78	$–	$(321)	$1,421	$(587)	$4	$(66)	$3,050	$41
Derivatives[7]
Interest rate contracts	70	(6)	–	–	–	3	–	–	67	(6)
Foreign exchange contracts	(1)	1	–	–	–	3	(1)	1	3	2
Equity contracts	893	17	–	(63)	150	(195)	–	4	806	16
Commodity contracts	(2)	(41)	–	–	–	12	–	–	(31)	(30)
	960	(29)	–	(63)	150	(177)	(1)	5	845	(18)
Other financial liabilities
designated at fair value
through profit or loss	7	9	–	–	94	(88)	–	–	22	6
Obligations related to securities
sold short	–	–	–	–	–	(4)	4	–	–	–
1	Balances as at November 1, 2017 are prepared in accordance with IFRS 9. Refer to Note 2 for further details.
2	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
3	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
4	Consists of sales, settlements, and foreign exchange.
5	Changes in unrealized gains (losses) on financial assets at FVOCI (AFS securities under IAS 39) are recognized in AOCI.
6	Issuances and repurchases of trading deposits are reported on a gross basis.
7	As at July 31, 2018, consists of derivative assets of $0.7 billion (November 1, 2017 – $0.9 billion) and derivative liabilities of $1.5 billion (November 1, 2017 – $1.9 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 64

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)										Change in
										unrealized
	Fair	Total realized and							Fair	gains
	value as at	unrealized gains (losses)		Movements				Transfers	value as at	(losses) on
	May 1	Included	Included				Into	Out of	July 31	instruments
	2017	in income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2017	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$27	$–	$–	$–	$–	$(24)	$–	$(3)	$–	$1
Provinces	7	–	–	–	–	–	–	(7)	–	–
Other OECD government
guaranteed debt	37	1	–	1	–	(14)	–	(25)	–	–
Other debt securities
Canadian issuers	17	–	–	–	–	(11)	–	–	6	–
Other issuers	160	(4)	–	38	–	(45)	45	(138)	56	–
Equity securities
Common shares	–	–	–	–	–	–	–	–	–	–
Retained interests	27	6	–	–	–	(2)	–	–	31	6
	275	3	–	39	–	(96)	45	(173)	93	7
Financial assets designated
at fair value through
profit or loss
Securities	106	–	–	6	–	–	–	–	112	–
	106	–	–	6	–	–	–	–	112	–
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	6	–	–	–	–	(4)	–	–	2	–
Other debt securities
Asset-backed securities	–	–	–	532	–	–	–	–	532	–
Corporate and other debt	20	–	1	–	–	–	–	–	21	1
Equity securities
Common shares	1,644	18	(21)	41	–	(162)	–	–	1,520	(21)
Preferred shares	109	–	17	–	–	(1)	–	–	125	17
Debt securities reclassified
from trading	281	(21)	4	–	–	(1)	1	–	264	4
	$2,060	$(3)	$1	$573	$–	$(168)	$1	$–	$2,464	$1

										Change in
										unrealized
	Fair	Total realized and							Fair	losses
	value as at	unrealized losses (gains)		Movements				Transfers	value as at	(gains) on
	May 1	Included	Included				Into	Out of	July 31	instruments
	2017	in income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2017	still held[3]
FINANCIAL LIABILITIES
Trading deposits[4]	$2,491	$(4)	$–	$(162)	$312	$(127)	$–	$–	$2,510	$(38)
Derivatives[5]
Interest rate contracts	81	(14)	–	–	–	(1)	–	–	66	(14)
Foreign exchange contracts	(1)	(3)	–	–	–	2	(1)	1	(2)	(1)
Equity contracts	783	47	–	(15)	36	(44)	–	–	807	52
Commodity contracts	1	3	–	–	–	(2)	–	–	2	3
	864	33	–	(15)	36	(45)	(1)	1	873	40
Other financial liabilities
designated at fair value
through profit or loss	5	46	–	–	36	(50)	1	–	38	50
Obligations related to
securities sold short	–	–	–	–	–	–	–	–	–	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on AFS securities are recognized in AOCI.
4	Issuances and repurchases of trading deposits are reported on a gross basis.
5	As at July 31, 2017, consists of derivative assets of $0.8 billion (May 1, 2017 – $0.8 billion) and derivative liabilities of $1.6 billion (May 1, 2017 – $1.6 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 65

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)										Change in
										unrealized
	Fair	Total realized and							Fair	gains
	value as at	unrealized gains (losses)		Movements				Transfers	value as at	(losses) on
	November 1	Included	Included				Into	Out of	July 31	instruments
	2016	in income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2017	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$34	$(2)	$–	$3	$–	$(32)	$–	$(3)	$–	$–
Provinces	–	–	–	–	–	–	7	(7)	–	–
Other OECD government
guaranteed debt	73	7	–	17	–	(58)	20	(59)	–	–
Other debt securities
Canadian issuers	15	(1)	–	–	–	(11)	5	(2)	6	–
Other issuers	148	2	–	252	–	(309)	138	(175)	56	1
Equity securities
Common shares	65	–	–	–	–	(65)	–	–	–	–
Retained interests	31	5	–	–	–	(5)	–	–	31	5
	366	11	–	272	–	(480)	170	(246)	93	6
Financial assets designated
at fair value through
profit or loss
Securities	157	(1)	–	10	–	(54)	–	–	112	(1)
	157	(1)	–	10	–	(54)	–	–	112	(1)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	6	–	–	–	–	(4)	–	–	2	–
Other debt securities
Asset-backed securities	–	–	–	532	–	–	–	–	532	–
Corporate and other debt	20	–	1	–	–	–	–	–	21	1
Equity securities
Common shares	1,594	19	(4)	77	–	(166)	–	–	1,520	(4)
Preferred shares	98	6	29	4	–	(12)	–	–	125	29
Debt securities reclassified
from trading	279	(13)	1	–	–	(3)	1	(1)	264	4
	$1,997	$12	$27	$613	$–	$(185)	$1	$(1)	$2,464	$30

										Change in
										unrealized
	Fair	Total realized and							Fair	losses
	value as at	unrealized losses (gains)		Movements				Transfers	value as at	(gains) on
	November 1	Included	Included				Into	Out of	July 31	instruments
	2016	in income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2017	still held[3]
FINANCIAL LIABILITIES
Trading deposits[4]	$2,214	$114	$–	$(658)	$1,171	$(359)	$33	$(5)	$2,510	$61
Derivatives[5]
Interest rate contracts	95	(27)	–	–	–	(2)	–	–	66	(24)
Foreign exchange contracts	(4)	4	–	–	–	(1)	(2)	1	(2)	(1)
Equity contracts	679	189	–	(55)	140	(146)	–	–	807	195
Commodity contracts	(5)	6	–	–	–	–	–	1	2	4
	765	172	–	(55)	140	(149)	(2)	2	873	174
Other financial liabilities
designated at fair value
through profit or loss	13	56	–	–	89	(120)	–	–	38	50
Obligations related to
securities sold short	14	–	–	(14)	–	–	–	–	–	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on AFS securities are recognized in AOCI.
4	Issuances and repurchases of trading deposits are reported on a gross basis.
5	As at July 31, 2017, consists of derivative assets of $0.8 billion (November 1, 2016 – $0.7 billion) and derivative liabilities of $1.6 billion (November 1, 2016 – $1.5 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 66

NOTE 5: SECURITIES

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at July 31, 2018, and October 31, 2017.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income (IAS 39 – Available-for-Sale Securities)
(millions of Canadian dollars)							As at
			July 31, 2018				October 31, 2017
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealize	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Securities at Fair Value Through
Other Comprehensive Income
(IAS 39 – Available-for-Sale Securities)
Government and government-related
securities
Canadian government debt
Federal	$13,470	$44	$(35)	$13,479	$16,200	$53	$(28)	$16,225
Provinces	7,665	86	(4)	7,747	7,859	66	(3)	7,922
U.S. federal, state, municipal governments, and
agencies debt	45,910	272	(299)	45,883	48,082	310	(112)	48,280
Other OECD government guaranteed debt	17,980	67	(4)	18,043	21,067	69	(14)	21,122
Mortgage-backed securities	7,083	59	–	7,142	8,757	56	(1)	8,812
	92,108	528	(342)	92,294	101,965	554	(158)	102,361
Other debt securities
Asset-backed securities	23,180	92	(19)	23,253	29,879	135	(33)	29,981
Non-agency collateralized mortgage obligation
portfolio	505	1	–	506	1,706	9	–	1,715
Corporate and other debt	9,044	45	(52)	9,037	9,753	63	(26)	9,790
	32,729	138	(71)	32,796	41,338	207	(59)	41,486
Debt securities reclassified from trading	n/a	n/a	n/a	n/a	250	27	–	277
Total debt securities	124,837	666	(413)	125,090	143,553	788	(217)	144,124
Equity securities
Common shares	1,703	129	(35)	1,797	1,821	114	(13)	1,922
Preferred shares	376	22	(21)	377	313	52	–	365
	2,079	151	(56)	2,174	2,134	166	(13)	2,287
Total securities at fair value through
other comprehensive income	$126,916	$817	$(469)	$127,264	$145,687	$954	$(230)	$146,411
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

The Bank designated certain equity securities shown in the following table as equity securities at FVOCI under IFRS 9. The designation was made because the investments are held for purposes other than trading.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)	As at	For the three months ended	For the nine months ended
	July 31, 2018	July 31, 2018	July 31, 2018
	Fair value	Dividend income recognized
Common shares	$1,797	$20	$53
Preferred shares	377	4	12
Total	$2,174	$24	$65

The following table presents interest income, accrued using EIRM for debt securities.

Interest Income on Debt Securities[1]
(millions of Canadian dollars)	For the three months ended	For the nine months ended
	July 31, 2018	July 31, 2018
Debt securities at amortized cost	$526	$1,379
Debt securities at fair value through other comprehensive income	800	2,158
1	Interest income from debt securities not measured at fair value through profit or loss for the three and nine months ended July 31, 2017 amounted to $877 million and $2,469 million, respectively.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 67

Net Securities Gains (Losses)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2018[1]	2017	2018	2017
Debt securities at fair value through other comprehensive income
Net realized gains (losses)	$16	$ n/a	$22	$ n/a
Held-to-maturity securities
Net realized gains (losses)	n/a	–	n/a	(8)
Available-for-sale securities[2]
Net realized gains (losses)	n/a	39	n/a	107
Impairment (losses)	n/a	(2)	n/a	(12)
Total	$16	$37	$22	$87
1	Amounts for the three and nine months ended July 31, 2018 are prepared in accordance with IFRS 9. Prior period comparatives have not been restated. Refer to Note 2 for further details.
2	Under IFRS 9, realized gains (losses) on equity securities at FVOCI are no longer recognized in income, rather they are recognized in Retained earnings. Prior to the adoption of IFRS 9, realized gains (losses) from AFS equity securities were included in Net securities gain (loss).

Credit Quality of Debt Securities

The Bank evaluates non-retail credit risk on an individual borrower basis, using both a BRR and FRR, as detailed in shaded area of the "Managing Risk" section of the 2017 MD&A. This system is used to assess all non-retail exposures, including debt securities.

The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Debt Securities by Risk Ratings
(millions of Canadian dollars)					As at
				July 31, 2018
	Stage 1	Stage 2		Stage 3	Total
Debt securities
Investment grade	$221,944	$–	$	n/a	$221,944
Non-Investment grade	2,651	90		n/a	2,741
Watch and classified	n/a	15		n/a	15
Default	n/a	n/a		326	326
Total debt securities	224,595	105		326	225,026
Allowance for credit losses on debt securities at amortized cost	1	6		90	97
Debt securities, net of allowance	$224,594	$99		$236	$224,929

As at July 31, 2018, the allowance for credit losses on debt securities at FVOCI was $6 million, inclusive within the FVOCI balance. For the three and nine months ended July 31, 2018, the Bank reported a provision (recovery) of credit losses of nil and $(2) million, respectively, on debt securities at amortized cost, and reported provision (recovery) for credit losses of $(9) million and $11 million, respectively, on debt securities at FVOCI.

For the three and nine months ended July 31, 2018, the Bank reported a gain of $25 million and $55 million, respectively, recorded in Other income (loss) on the Interim Consolidated Statement of Income, on the sale of certain debt securities at amortized cost. The sale resulted in a release of the related allowance for credit losses, reflected in the table above.

NOTE 6: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

Credit Quality of Loans

In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques as detailed in the shaded areas of the "Managing Risk" section of the 2017 MD&A. The following table maps PD ranges to risk levels for retail exposures:

Risk Assessment	PD Segment	PD Range
Low Risk	1	0.00 to 0.15%
Normal Risk	2 3	0.16 to 0.41 0.42 to 1.10
Medium Risk	4 5	1.11 to 2.93 2.94 to 4.74
High Risk	6 7 8	4.75 to 7.59 7.60 to 18.24 18.25 to 99.99
Default	9	100.00

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 68

For non-retail exposures, each borrower is assigned a BRR that reflects the PD of the borrower using proprietary industry and sector specific risk models and expert judgement. TD's 21-point BRR scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor's	Moody's Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

The following table provides the gross carrying amounts of loans and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans by Risk Ratings[1]
(millions of Canadian dollars)					As at
				July 31, 2018
	Stage 1	Stage 2		Stage 3	Total
Residential mortgages[2,3,4]
Low Risk	$165,934	$29	$	n/a	$165,963
Normal Risk	47,133	162		n/a	47,295
Medium Risk	5,090	285		n/a	5,375
High Risk	906	1,276		325	2,507
Default	n/a	n/a		385	385
Total	219,063	1,752		710	221,525
Allowance for loan losses	24	26		41	91
Loans, net of allowance	219,039	1,726		669	221,434
Consumer instalment and other personal[5]
Low Risk	85,518	1,112		n/a	86,630
Normal Risk	44,315	1,262		n/a	45,577
Medium Risk	24,830	1,091		n/a	25,921
High Risk	5,951	2,317		815	9,083
Default	n/a	n/a		488	488
Total	160,614	5,782		1,303	167,699
Allowance for loan losses	573	349		168	1,090
Loans, net of allowance	160,041	5,433		1,135	166,609
Credit card
Low Risk	6,923	10		n/a	6,933
Normal Risk	9,629	67		n/a	9,696
Medium Risk	11,851	227		n/a	12,078
High Risk	4,195	1,368		285	5,848
Default	n/a	n/a		109	109
Total	32,598	1,672		394	34,664
Allowance for loan losses	372	269		344	985
Loans, net of allowance	32,226	1,403		50	33,679
Business and government[2,3,4]
Investment grade or Low/Normal Risk	115,045	56		n/a	115,101
Non-Investment grade or Medium Risk	107,719	4,650		n/a	112,369
Watch and classified or High Risk	655	3,652		99	4,406
Default	n/a	n/a		458	458
Total	223,419	8,358		557	232,334
Allowance for loan losses	645	568		136	1,349
Loans, net of allowance	222,774	7,790		421	230,985
Total loans	635,694	17,564		2,964	656,222
Total Allowance for loan losses	1,614	1,212		689	3,515
Total loans, net of allowance	$634,080	$16,352		$2,275	$652,707

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 69

Loans by Risk Ratings[1] (continued)
(millions of Canadian dollars)							As at
						July 31, 2018
		Stage 1		Stage 2		Stage 3	Total
Off balance sheet credit instruments
Retail Exposures[6]
Low Risk		$238,557		$2,895	$	n/a	$241,452
Normal Risk		54,186		1,335		n/a	55,521
Medium Risk		12,714		457		n/a	13,171
High Risk		1,664		604		n/a	2,268
Default		n/a		n/a		n/a	n/a
Non-Retail Exposures[7]
Investment grade		153,613		276		n/a	153,889
Non-Investment grade		57,661		1,965		n/a	59,626
Watch and classified		19		2,125		n/a	2,144
Default		n/a		n/a		n/a	n/a
Total off balance sheet credit instruments		518,414		9,657		n/a	528,071
Allowance for off balance sheet credit instruments		511		400		n/a	911
Total off balance sheet credit instruments, net of allowance		517,903		9,257		n/a	527,160
Acquired credit-impaired loans		n/a		n/a		519	519
Allowance for loan losses		n/a		n/a		20	20
Acquired credit-impaired loans, net of allowance for loan losses	$	n/a	$	n/a		$499	$499
1	Includes loans that are measured at FVOCI and customers' liability under acceptances.
2	As at July 31, 2018, impaired loans with a balance of $139 million did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans where the realizable value of the collateral exceeded the loan amount.
3	Excludes trading loans and non-trading loans at FVTPL with a fair value of $11 billion and $1 billion, respectively, as at July 31, 2018.
4	Includes insured mortgages of $98 billion as at July 31, 2018.
5	Includes Canadian government-insured real estate personal loans of $15 billion as at July 31, 2018.
6	As at July 31, 2018, includes $296 billion of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.
7	As at July 31, 2018, includes $35 billion of the undrawn component of uncommitted credit and liquidity facilities.

The following table presents the Bank's loans, impaired loans, and related allowance for credit losses under IAS 39.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)								As at October 31, 2017
	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired[2]	Total	specific	loans	loan losses	losses	loans
Residential mortgages[3,4,5]	$218,653	$2,382	$750	$221,785	$–	$42	$36	$78	$221,707
Consumer instalment and other personal[6]	149,473	6,258	1,312	157,043	–	147	656	803	156,240
Credit card	30,783	1,800	424	33,007	–	335	929	1,264	31,743
Business and government[3,4,5]	198,893	1,173	599	200,665	134	29	1,294	1,457	199,208
	$597,802	$11,613	$3,085	$612,500	$134	$553	$2,915	$3,602	$608,898
Debt securities classified as loans				3,209	126	–	20	146	3,063
Acquired credit-impaired loans				665	3	32	–	35	630
Total				$616,374	$263	$585	$2,935	$3,783	$612,591
1	Excludes allowance for off-balance sheet positions.
2	As at October 31, 2017, impaired loans exclude $0.6 billion of gross impaired debt securities classified as loans.
3	Excludes trading loans with a fair value of $11 billion as at October 31, 2017, and amortized cost of $11 billion as at October 31, 2017.
4	Includes insured mortgages of $106 billion as at October 31, 2017.
5	As at October 31, 2017, impaired loans with a balance of $99 million did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
6	Includes Canadian government-insured real estate personal loans of $16 billion as at October 31, 2017.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 70

The changes to the Bank's allowance for loan losses under IFRS 9, as at and for the three and nine months ended July 31, 2018, are shown in the following tables.

Allowance for Loan Losses – Residential Mortgages
(millions of Canadian dollars)				Acquired
				credit-impaired
	Stage 1	Stage 2	Stage 3	loans	Total
Allowance for loan losses as at May 1, 2018	$23	$24	$41	$7	$95
Provision for credit losses
Transfer to Stage 1[1]	6	(6)	–	–	–
Transfer to Stage 2	(1)	2	(1)	–	–
Transfer to Stage 3	–	(2)	2	–	–
	5	(6)	1	–	–
Net remeasurement due to transfers[2]	(3)	1	–	–	(2)
New originations or purchases[3]	4	n/a	n/a	–	4
Net repayments[4]	–	–	(1)	–	(1)
Derecognition of financial assets (excluding disposals and write-offs)[5]	(2)	–	(2)	–	(4)
Changes to risk, parameters, and models[6]	(3)	6	10	(2)	11
	1	1	8	(2)	8
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	–	1	–	–	1
Write-offs	–	–	(8)	–	(8)
Recoveries	–	–	–	–	–
	–	1	(8)	–	(7)
Total allowance for loan losses as at July 31, 2018	$24	$26	$41	$5	$96

				Acquired
				credit-impaired
	Stage 1	Stage 2	Stage 3	loans	Total
Allowance for loan losses as at November 1, 2017	$24	$26	$45	$12	$107
Provision for credit losses
Transfer to Stage 1[1]	17	(17)	–	–	–
Transfer to Stage 2	(3)	6	(3)	–	–
Transfer to Stage 3	–	(6)	6	–	–
	14	(17)	3	–	–
Net remeasurement due to transfers[2]	(10)	4	–	–	(6)
New originations or purchases[3]	10	n/a	n/a	–	10
Net repayments[4]	(1)	(1)	(1)	(4)	(7)
Derecognition of financial assets (excluding disposals and write-offs)[5]	(3)	(1)	(3)	–	(7)
Changes to risk, parameters, and models[6]	(10)	15	18	(4)	19
	–	–	17	(8)	9
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	–	–	(1)	1	–
Write-offs	–	–	(22)	–	(22)
Recoveries	–	–	2	–	2
	–	–	(21)	1	(20)
Total allowance for loan losses as at July 31, 2018	$24	$26	$41	$5	$96
1	Transfers represent stage transfer movements prior to ECLs remeasurement.
2	Represents the remeasurement between twelve-month and lifetime ECLs due to stage transfers, excluding the change to risk, parameters, and models.
3	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
4	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
5	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
6	Represents the change in the allowance related to changes in risk including changes to macroeconomic factors, level of risk, associated parameters, and models.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 71

Allowance for Loan Losses – Consumer Instalment and Other Personal
(millions of Canadian dollars)				Acquired
				credit-impaired
	Stage 1	Stage 2	Stage 3	loans	Total
Allowance for loan losses, including off-balance sheet positions,
as at May 1, 2018	$572	$382	$170	$4	$1,128
Provision for credit losses
Transfer to Stage 1[1]	80	(74)	(6)	–	–
Transfer to Stage 2	(27)	36	(9)	–	–
Transfer to Stage 3	(4)	(38)	42	–	–
	49	(76)	27	–	–
Net remeasurement due to transfers[1]	(33)	36	3	–	6
New originations or purchases[1]	104	n/a	n/a	–	104
Net draws (repayments)[1]	(18)	(4)	(3)	(1)	(26)
Derecognition of financial assets (excluding disposals and write-offs)[1]	(46)	(24)	(12)	–	(82)
Changes to risk, parameters, and models[1]	(33)	80	188	(1)	234
	23	12	203	(2)	236
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	4	3	2	–	9
Write-offs	–	–	(270)	–	(270)
Recoveries	–	–	63	1	64
	4	3	(205)	1	(197)
Balance as at July 31, 2018	599	397	168	3	1,167
Less: Allowance for off-balance sheet positions[2]	26	48	–	–	74
Total allowance for loan losses as at July 31, 2018	$573	$349	$168	$3	$1,093

				Acquired
				credit-impaired
	Stage 1	Stage 2	Stage 3	loans	Total
Allowance for loan losses, including off-balance sheet positions,
as at November 1, 2017	$529	$355	$166	$5	$1,055
Provision for credit losses
Transfer to Stage 1[1]	226	(212)	(14)	–	–
Transfer to Stage 2	(87)	116	(29)	–	–
Transfer to Stage 3	(17)	(126)	143	–	–
	122	(222)	100	–	–
Net remeasurement due to transfers[1]	(92)	104	8	–	20
New originations or purchases[1]	246	n/a	n/a	–	246
Net draws (repayments)[1]	(31)	(17)	(9)	(4)	(61)
Derecognition of financial assets (excluding disposals and write-offs)[1]	(100)	(71)	(32)	–	(203)
Changes to risk, parameters, and models[1]	(79)	246	539	–	706
	66	40	606	(4)	708
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	4	2	1	–	7
Write-offs	–	–	(798)	–	(798)
Recoveries	–	–	193	2	195
	4	2	(604)	2	(596)
Balance as at July 31, 2018	599	397	168	3	1,167
Less: Allowance for off-balance sheet positions[2]	26	48	–	–	74
Total allowance for loan losses as at July 31, 2018	$573	$349	$168	$3	$1,093
1	For explanations regarding this line item, refer to the "Allowance for Loan Losses – Residential Mortgages" table in this Note.
2	The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 72

Allowance for Loan Losses – Credit Card
(millions of Canadian dollars)
	Stage 1	Stage 2	Stage 3[1]	Total
Allowance for loan losses, including off-balance sheet positions,
as at May 1, 2018	$764	$582	$348	$1,694
Provision for credit losses
Transfer to Stage 1[2]	195	(153)	(42)	–
Transfer to Stage 2	(47)	68	(21)	–
Transfer to Stage 3	(7)	(122)	129	–
	141	(207)	66	–
Net remeasurement due to transfers[2]	(65)	66	12	13
New originations or purchases[2]	27	n/a	n/a	27
Net draws (repayments)[2]	21	(48)	52	25
Derecognition of financial assets (excluding disposals and write-offs)[2]	(23)	(25)	(121)	(169)
Changes to risk, parameters, and models[2]	(73)	172	303	402
	28	(42)	312	298
Other changes
Disposals	(11)	(4)	(5)	(20)
Foreign exchange and other adjustments	6	2	4	12
Write-offs	–	–	(382)	(382)
Recoveries	–	–	67	67
	(5)	(2)	(316)	(323)
Balance as at July 31, 2018	787	538	344	1,669
Less: Allowance for off-balance sheet positions[3]	415	269	–	684
Total allowance for loan losses as at July 31, 2018	$372	$269	$344	$985

	Stage 1	Stage 2	Stage 3[1]	Total
Allowance for loan losses, including off-balance sheet positions,
as at November 1, 2017	$763	$521	$321	$1,605
Provision for credit losses
Transfer to Stage 1[2]	449	(387)	(62)	–
Transfer to Stage 2	(140)	194	(54)	–
Transfer to Stage 3	(31)	(344)	375	–
	278	(537)	259	–
Net remeasurement due to transfers[2]	(156)	179	51	74
New originations or purchases[2]	139	n/a	n/a	139
Net draws (repayments)[2]	105	(52)	35	88
Derecognition of financial assets (excluding disposals and write-offs)[2]	(80)	(82)	(257)	(419)
Changes to risk, parameters, and models[2]	(246)	515	882	1,151
	40	23	970	1,033
Other changes
Disposals	(19)	(11)	(8)	(38)
Foreign exchange and other adjustments	3	5	4	12
Write-offs	–	–	(1,139)	(1,139)
Recoveries	–	–	196	196
	(16)	(6)	(947)	(969)
Balance as at July 31, 2018	787	538	344	1,669
Less: Allowance for off-balance sheet positions[3]	415	269	–	684
Total allowance for loan losses as at July 31, 2018	$372	$269	$344	$985
1	Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 for further details.
2	For explanations regarding this line item, refer to the "Allowance for Loan Losses – Residential Mortgages" table in this Note.
3	The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 73

Allowance for Loan Losses – Business and Government[1]
(millions of Canadian dollars)				Acquired
				credit-impaired
	Stage 1	Stage 2	Stage 3	loans	Total
Allowance for loan losses, including off-balance sheet positions,
as at May 1, 2018	$696	$639	$149	$13	$1,497
Provision for credit losses
Transfer to Stage 1[2]	32	(31)	(1)	–	–
Transfer to Stage 2	(23)	26	(3)	–	–
Transfer to Stage 3	–	(14)	14	–	–
	9	(19)	10	–	–
Net remeasurement due to transfers[2]	(9)	18	1	–	10
New originations or purchases[2]	136	n/a	n/a	–	136
Net draws (repayments)[2]	(2)	(4)	(8)	–	(14)
Derecognition of financial assets (excluding disposals and write-offs)[2]	(70)	(107)	(17)	(1)	(195)
Changes to risk, parameters, and models[2]	(53)	118	27	(1)	91
	11	6	13	(2)	28
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	8	6	(2)	–	12
Write-offs	–	–	(39)	–	(39)
Recoveries	–	–	15	1	16
	8	6	(26)	1	(11)
Balance as at July 31, 2018	715	651	136	12	1,514
Less: Allowance for off-balance sheet positions[3]	70	83	–	–	153
Total allowance for loan losses as at July 31, 2018	$645	$568	$136	$12	$1,361

				Acquired
				credit-impaired
	Stage 1	Stage 2	Stage 3	loans	Total
Allowance for loan losses, including off-balance sheet positions,
as at November 1, 2017	$706	$627	$174	$18	$1,525
Provision for credit losses
Transfer to Stage 1[2]	98	(95)	(3)	–	–
Transfer to Stage 2	(75)	81	(6)	–	–
Transfer to Stage 3	(4)	(43)	47	–	–
	19	(57)	38	–	–
Net remeasurement due to transfers[2]	(27)	50	4	–	27
New originations or purchases[2]	341	n/a	n/a	–	341
Net draws (repayments)[2]	(8)	(26)	(19)	(1)	(54)
Derecognition of financial assets (excluding disposals and write-offs)[2]	(264)	(291)	(41)	(2)	(598)
Changes to risk, parameters, and models[2]	(56)	344	53	(6)	335
	5	20	35	(9)	51
Other changes
Disposals	–	–	(5)	–	(5)
Foreign exchange and other adjustments	4	4	(3)	–	5
Write-offs	–	–	(112)	(1)	(113)
Recoveries	–	–	47	4	51
	4	4	(73)	3	(62)
Balance as at July 31, 2018	715	651	136	12	1,514
Less: Allowance for off-balance sheet positions[3]	70	83	–	–	153
Total allowance for loan losses as at July 31, 2018	$645	$568	$136	$12	$1,361
1	Includes the allowance for credit losses related to customers’ liability under acceptances.
2	For explanations regarding this line item, refer to the "Allowance for Loan Losses – Residential Mortgages" table in this Note.
3	The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 74

The allowance for credit losses on all remaining financial assets in the scope for IFRS 9 is not significant.

The changes to the Bank's allowance for credit losses under IAS 39, as at and for the nine months ended July 31, 2017, are shown in the following table.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	July 31
	2016	losses	Write-offs	Recoveries	Disposals	adjustments	2017
Counterparty-specific allowance
Business and government	$189	$(33)	$(40)	$41	$–	$(9)	$148
Debt securities classified as loans	206	(5)	(7)	–	(63)	(11)	120
Total counterparty-specific allowance excluding
acquired credit-impaired loans	395	(38)	(47)	41	(63)	(20)	268
Acquired credit-impaired loans[1]	4	(3)	–	17	–	(14)	4
Total counterparty-specific allowance	399	(41)	(47)	58	(63)	(34)	272
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	49	19	(32)	6	–	(2)	40
Consumer instalment and other personal	166	574	(798)	206	–	(7)	141
Credit card	290	867	(1,032)	189	–	(18)	296
Business and government	30	46	(68)	22	–	–	30
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	535	1,506	(1,930)	423	–	(27)	507
Acquired credit-impaired loans[1]	58	(22)	(1)	3	–	2	40
Total collectively assessed allowance for
individually insignificant impaired loans	593	1,484	(1,931)	426	–	(25)	547
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	48	(7)	–	–	–	(2)	39
Consumer instalment and other personal	685	13	–	–	–	(24)	674
Credit card	1,169	71	–	–	–	(54)	1,186
Business and government	1,424	115	–	–	–	(74)	1,465
Debt securities classified as loans	55	3	–	–	(20)	(4)	34
Total collectively assessed allowance for
incurred but not identified credit losses	3,381	195	–	–	(20)	(158)	3,398
Allowance for credit losses
Residential mortgages	97	12	(32)	6	–	(4)	79
Consumer instalment and other personal	851	587	(798)	206	–	(31)	815
Credit card	1,459	938	(1,032)	189	–	(72)	1,482
Business and government	1,643	128	(108)	63	–	(83)	1,643
Debt securities classified as loans	261	(2)	(7)	–	(83)	(15)	154
Total allowance for credit losses excluding
acquired credit-impaired loans	4,311	1,663	(1,977)	464	(83)	(205)	4,173
Acquired credit-impaired loans[1]	62	(25)	(1)	20	–	(12)	44
Total allowance for credit losses	4,373	1,638	(1,978)	484	(83)	(217)	4,217
Less: Allowance for off-balance sheet positions[2]	500	64	–	–	–	(24)	540
Allowance for loan losses	$3,873	$1,574	$(1,978)	$484	$(83)	$(193)	$3,677
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other ACI loans.
2	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

FORWARD-LOOKING INFORMATION

Relevant macroeconomic factors are incorporated in the risk parameters as appropriate. Additional macroeconomic factors that are industry-specific or segment-specific are also incorporated where relevant. The key macroeconomic variables that are incorporated in determining ECLs include regional unemployment rates for all retail exposures and regional housing price index for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include gross domestic product, unemployment rates, interest rates, and credit spreads. Refer to Note 2 for a discussion on how forward-looking information is considered in determining whether there has been a significant increase in credit risk and in the measurement of ECLs.

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is sensitive to the inputs used in internally developed models, macroeconomic variables in the forward-looking scenarios and respective probability weightings in determining the probability-weighted ECL, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would have a direct impact on the assessment for significant increase in credit risk and the measurement of ECLs.

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 75

assets held for sale were $72 million as at July 31, 2018 (October 31, 2017 – $78 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at July 31, 2018 and October 31, 2017.

Loans Past Due but not Impaired[1,2]
(millions of Canadian dollars)								As at
	July 31, 2018				October 31, 2017
	1-30	31-60	61-89		1-30	31-60	61-89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$1,421	$570	$132	$2,123	$1,852	$419	$111	$2,382
Consumer instalment and other personal	5,778	751	217	6,746	5,257	781	220	6,258
Credit card	1,339	304	198	1,841	1,278	323	199	1,800
Business and government	2,376	425	62	2,863	1,007	133	33	1,173
Total	$10,914	$2,050	$609	$13,573	$9,394	$1,656	$563	$11,613
1	Includes loans that are measured at FVOCI.
2	Balances as at July 31, 2018 exclude all ACI loans. As at October 31, 2017, the balances exclude ACI loans and debt securities classified as loans.

Interest Income from Loans

Interest income from loans, accrued using EIRM, during the three and nine months ended July 31, 2018, were $6,178 million and $17,636 million, respectively (three and nine months ended July 31, 2017 – $5,344 million and $15,514 million, respectively).

NOTE 7: INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at July 31, 2018, the Bank's reported investment in TD Ameritrade was 41.22% (October 31, 2017 – 41.27%) of the outstanding shares of TD Ameritrade with a fair value of $17 billion (US$13 billion) (October 31, 2017 – $15 billion (US$12 billion)) based on the closing price of US$57.15 (October 31, 2017 – US$49.99) on the New York Stock Exchange.

During the nine months ended July 31, 2018, TD Ameritrade repurchased nil shares (for the year ended October 31, 2017 – nil shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank's ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the nine months ended July 31, 2018 and July 31, 2017, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)		As at
	June 30	September 30
	2018	2017
Assets
Receivables from brokers, dealers, and clearing organizations	$2,045	$1,721
Receivables from clients, net	29,017	22,127
Other assets, net	17,734	25,985
Total assets	$48,796	$49,833
Liabilities
Payable to brokers, dealers, and clearing organizations	$4,574	$3,230
Payable to clients	29,339	32,391
Other liabilities[2]	4,559	4,862
Total liabilities	38,472	40,483
Stockholders' equity[3]	10,324	9,350
Total liabilities and stockholders' equity	$48,796	$49,833
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
2	TD Ameritrade obtained unsecured revolving loan facilities from the Bank and other financial institutions. The total commitment received from the Bank was $337 million, which was undrawn as at June 30, 2018 (September 30, 2017 – $143 million undrawn).
3	The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 76

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	June 30	June 30	June 30	June 30
	2018	2017	2018	2017
Revenues
Net interest revenue	$429	$451	$1,170	$856
Fee-based and other revenue	1,356	802	4,003	2,739
Total revenues	1,785	1,253	5,173	3,595
Operating expenses
Employee compensation and benefits	454	315	1,565	903
Other	515	408	1,864	1,217
Total operating expenses	969	723	3,429	2,120
Other expense (income)	36	28	108	66
Pre-tax income	780	502	1,636	1,409
Provision for income taxes	196	191	332	527
Net income[1,2]	$584	$311	$1,304	$882
Earnings per share – basic (Canadian dollars)	$1.03	$0.59	$2.29	$1.67
Earnings per share – diluted (Canadian dollars)	1.02	0.59	2.28	1.66
1	The Bank's equity share of net income of TD Ameritrade is based on the published consolidated financial statements of TD Ameritrade after converting into Canadian dollars and is subject to adjustments relating to the amortization of certain intangibles.
2	The Bank's equity share in TD Ameritrade earnings for the three and nine months ended July 31, 2018 includes an estimated net favourable adjustment of nil and $41 million (US$32 million), respectively (three and nine months ended July 31, 2017 – nil) primarily representing the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances as a result of the reduction in the U.S. federal corporate income tax rate.

INVESTMENT IN IMMATERIAL ASSOCIATES OR JOINT VENTURES

The Bank recorded an impairment loss during the three months ended January 31, 2018 of $89 million representing the immediate impact of lower future tax deductions on Low Income Housing Tax Credit (LIHTC) investments as a result of the reduction in the U.S. federal corporate tax rate, which was recorded in Other income (loss) on the Interim Consolidated Statement of Income. This impairment loss does not include losses taken upon tax credit-related investments including LIHTC on a normal course basis. Refer to Note 16 for further details on the reduction of the U.S. federal corporate tax rate.

NOTE 8: GOODWILL

Goodwill by Segment
(millions of Canadian dollars)	Canadian		Wholesale
	Retail	U.S. Retail[1]	Banking	Total
Carrying amount of goodwill as at November 1, 2016	$2,337	$14,175	$150	$16,662
Additions	–	34	10	44
Foreign currency translation adjustments and other	(34)	(516)	–	(550)
Carrying amount of goodwill as at October 31, 2017[2]	2,303	13,693	160	16,156
Additions	82	–	–	82
Foreign currency translation adjustments and other	8	114	–	122
Carrying amount of goodwill as at July 31, 2018[2]	$2,393	$13,807	$160	$16,360
1	Goodwill predominantly relates to U.S. personal and commercial banking.
2	Impairment losses for the three and nine months ended July 31, 2018 and July 31, 2017 were nil, and accumulated impairment as at July 31, 2018 was nil (October 31, 2017 – nil).

NOTE 9: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	July 31	October 31
	2018	2017
Accounts receivable and other items	$8,592	$7,932
Accrued interest	2,186	1,945
Current income tax receivable	1,718	832
Defined benefit asset	65	13
Insurance-related assets, excluding investments	1,586	1,536
Prepaid expenses	895	1,006
Total	$15,042	$13,264

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 77

NOTE 10: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at July 31, 2018, was $284 billion (October 31, 2017 – $258 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

Deposits
(millions of Canadian dollars)							As at
							July 31	October 31
	By Type			By Country			2018	2017
	Demand	Notice	Term	Canada	United States	International	Total	Total
Personal	$13,353	$407,808	$51,644	$217,415	$255,336	$54	$472,805	$468,155
Banks[1]	8,084	48	11,477	12,091	1,351	6,167	19,609	25,887
Business and government[2]	74,481	124,878	146,795	253,114	89,670	3,370	346,154	338,782
Trading[1]	–	–	107,599	48,694	30,540	28,365	107,599	79,940
Total	$95,918	$532,734	$317,515	$531,314	$376,897	$37,956	$946,167	$912,764
Non-interest-bearing deposits
included above
In domestic offices							$40,775	$39,547
In foreign offices							54,598	52,915
Interest-bearing deposits
included above
In domestic offices							490,539	443,395
In foreign offices							358,092	371,728
U.S. federal funds deposited[1]							2,163	5,179
Total[2,3]							$946,167	$912,764
1	Includes deposits and advances with the Federal Home Loan Bank.
2	As at July 31, 2018, includes $34 billion relating to covered bondholders (October 31, 2017 – $29 billion) and $2 billion (October 31, 2017 – $2 billion) due to TD Capital Trust lV.
3	As at July 31, 2018, includes deposits of $524 billion (October 31, 2017 – $522 billion) denominated in U.S. dollars and $64 billion (October 31, 2017 – $44 billion) denominated in other foreign currencies.

NOTE 11: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	As at
	July 31	October 31
	2018	2017
Accounts payable, accrued expenses, and other items	$4,582	$4,492
Accrued interest	1,070	988
Accrued salaries and employee benefits	3,084	3,348
Cheques and other items in transit	2,191	2,060
Current income tax payable	67	82
Deferred tax liabilities	178	178
Defined benefit liability	2,026	2,463
Liabilities related to structured entities	6,312	5,835
Other financial liabilities designated at fair value through profit or loss	23	8
Provisions	1,362	1,016
Total	$20,895	$20,470

NOTE 12: SUBORDINATED NOTES AND DEBENTURES

On July 9, 2018 (the "5.828% Redemption Date"), the Bank redeemed all of its outstanding $650 million 5.828% subordinated debentures due July 9, 2023, at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any. Interest on the debentures ceased to accrue on and after the 5.828% Redemption Date.

On December 18, 2017 (the "5.763% Redemption Date"), the Bank redeemed all of its outstanding $1.8 billion 5.763% subordinated debentures due December 18, 2106, at a redemption price of 100% of the principal amount. Interest on the debentures ceased to accrue on and after the 5.763% Redemption Date.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 78

NOTE 13: SHARE CAPITAL

The following table summarizes the shares issued and outstanding and treasury shares held as at July 31, 2018, and October 31, 2017.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	July 31, 2018		October 31, 2017
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	1,842.5	$20,931	1,857.6	$20,711
Proceeds from shares issued on exercise of stock options	2.4	124	3.0	148
Shares issued as a result of dividend reinvestment plan	3.7	272	4.9	329
Purchase of shares for cancellation	(20.0)	(228)	(23.0)	(257)
Balance as at end of period – common shares	1,828.6	$21,099	1,842.5	$20,931
Preferred Shares – Class A
Balance as at beginning of year	190.0	$4,750	176.0	$4,400
Shares issued[1]	14.0	350	14.0	350
Shares redeemed[2,3]	(10.0)	(250)	–	–
Balance as at end of period – preferred shares	194.0	$4,850	190.0	$4,750
Treasury shares – common[4]
Balance as at beginning of year	2.9	$(176)	0.4	$(31)
Purchase of shares	83.0	(6,161)	148.3	(9,654)
Sale of shares	(83.4)	6,169	(145.8)	9,509
Balance as at end of period – treasury shares – common	2.5	$(168)	2.9	$(176)
Treasury shares – preferred[4]
Balance as at beginning of year	0.3	$(7)	0.2	$(5)
Purchase of shares	4.1	(103)	7.3	(175)
Sale of shares	(4.3)	107	(7.2)	173
Balance as at end of period – treasury shares – preferred	0.1	$(3)	0.3	$(7)
1	Non-Cumulative 5-Year Rate Reset Preferred Shares (non-viability contingent capital (NVCC)), Series 18 (the "Series 18 Shares") issued by the Bank on March 14, 2018, at a price of $25 per share, with quarterly non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 4.7% for the initial period ending April 30, 2023. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 2.7%. Holders of these shares will have the right to convert their shares into non-cumulative NVCC Floating Rate Preferred Shares, Series 19, subject to certain conditions, on April 30, 2023, and on April 30 every five years thereafter. Holders of the Series 19 Shares will be entitled to receive quarterly floating rate dividends, if declared, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 2.7%. The Series 18 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on April 30, 2023, and on April 30 every five years thereafter.
2	On July 31, 2018, the Bank redeemed all of its outstanding 5.4 million Non-cumulative Class A First Preferred Shares, Series S, at a redemption price of $25 per share, for an aggregate total of approximately $135 million.
3	On July 31, 2018, the Bank redeemed all of its outstanding 4.6 million Non-cumulative Class A First Preferred Shares, Series T, at a redemption price of $25 per share, for an aggregate total of approximately $115 million.
4	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Normal Course Issuer Bid

On April 19, 2018, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 20 million of the Bank's common shares. During the three months ended July 31, 2018, the Bank repurchased 19.4 million common shares under its NCIB at an average price of $75.15 per share for a total amount of $1.5 billion. During the nine months ended July 31, 2018, the Bank repurchased 20.0 million common shares under its NCIB at an average price of $75.07 per share for a total amount of $1.5 billion.

The Bank had repurchased 22.98 million common shares under its previous NCIB announced in March 2017, as amended in September 2017, at an average price of $60.78 per share for a total amount of $1.4 billion.

NOTE 14: SHARE-BASED COMPENSATION

For the three and nine months ended July 31, 2018, the Bank recognized compensation expense for stock option awards of $2.5 million and $9.0 million, respectively (three and nine months ended July 31, 2017 – $2.7 million and $12.0 million, respectively).

During the three months ended July 31, 2018 and July 31, 2017, nil stock options were granted by the Bank at a weighted-average fair value of nil per option. During the nine months ended July 31, 2018, 1.9 million stock options (nine months ended July 31, 2017 – 2.0 million stock options) were granted by the Bank at a weighted-average fair value of $6.28 per option (July 31, 2017 – $5.81 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the nine months ended July 31.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	For the nine months ended
	July 31	July 31
	2018	2017
Risk-free interest rate	1.71%	1.24%
Expected option life	6.3 years	6.3 years
Expected volatility[1]	13.91%	14.92%
Expected dividend yield	3.50%	3.47%
Exercise price/share price	$72.64	$65.75
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 79

NOTE 15: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank's principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans, for the three and nine months ended July 31.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal non-pension
			post-retirement		Other pension and
	Principal pension plans		benefit plan		retirement plans[1]
		For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2018	2017	2018	2017	2018	2017
Net employee benefits expense
Service cost – benefits earned	$102	$110	$4	$4	$2	$3
Net interest cost on net defined benefit liability	2	4	4	4	7	8
Past service cost (credit)	–	–	–	–	1	–
Defined benefit administrative expenses	2	2	–	–	1	1
Total expense	$106	$116	$8	$8	$11	$12
		For the nine months ended
	July 31	July 31	July 31	July 31	July 31	July 31
	2018	2017	2018	2017	2018	2017
Net employee benefits expense
Service cost – benefits earned	$305	$330	$12	$12	$7	$9
Net interest cost on net defined benefit liability	6	16	13	12	22	23
Past service cost (credit)	–	–	–	–	(2)	–
Defined benefit administrative expenses	7	7	–	–	3	3
Total expense	$318	$353	$25	$24	$30	$35
1	Includes Canada Trust (CT) defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.

CASH FLOWS

The following table summarizes the Bank's contributions to its principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans during the three and nine months ended July 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
	2018	2017	2018	2017
Principal pension plans	$69	$194	$259	$462
Principal non-pension post-retirement benefit plan	4	4	11	11
Other pension and retirement plans[1]	13	11	29	28
Total	$86	$209	$299	$501
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at July 31, 2018, the Bank expects to contribute an additional $98 million to its principal pension plans, $4 million to its principal non-pension post-retirement benefit plan, and $10 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank's review of current contribution levels during fiscal 2018.

NOTE 16: INCOME TAXES

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "U.S. Tax Act"), which makes broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act triggered a remeasurement of the Bank’s U.S. deferred tax assets and liabilities to the lower base rate of 21%. The Bank's provisional estimate for the three months ended January 31, 2018, and the six months ended April 30, 2018, was a reduction in the value of its net deferred tax assets resulting in $427 million deferred income tax expense recorded in the Provision for (recovery of) income taxes on the Interim Consolidated Statement of Income, $22 million deferred income tax benefit recorded in OCI, and $12 million deferred income tax expense recorded in retained earnings. The Bank updated its estimate during the three months ended July 31, 2018, resulting in a net $61 million deferred income tax benefit recorded in the Provision for (recovery of) income taxes on the Interim Consolidated Statement of Income.

The Bank will continue to analyze the U.S. Tax Act to determine the full effects of the new law on the Bank's financial statements. It is possible that the impacts of the U.S. Tax Act may differ from the current assessment due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take as a result of the U.S. Tax Act or otherwise.

The impact of the U.S. Tax Act on the Bank’s statutory and effective tax rate is outlined in the following table as part of the Rate differentials on international operations.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 80

Reconciliation to Statutory Income Tax Rate
(millions of Canadian dollars, except as noted)	For the three months ended				For the nine months ended
	July 31		July 31		July 31		July 31
	2018		2017		2018		2017
Income taxes at Canadian statutory income tax rate	$948	26.5%	$902	26.5%	$2,743	26.5%	$2,402	26.5%
Increase (decrease) resulting from:
Dividends received	(21)	(0.6)	(44)	(1.3)	(118)	(1.1)	(472)	(5.2)
Rate differentials on international operations	(225)	(6.3)	(98)	(2.9)	(151)	(1.5)	(326)	(3.6)
Other – net	3	0.1	–	–	17	0.2	9	0.1
Provision for income taxes and effective
income tax rate	$705	19.7%	$760	22.3%	$2,491	24.1%	$1,613	17.8%

Deferred tax assets and liabilities comprise of the following:

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)		As at
July 31		October 31
	2018	2017
Deferred tax assets
Allowance for credit losses	$846	$924
Deferred (income) expense	11	83
Trading loans	53	90
Employee benefits	680	814
Pensions	136	269
Losses available for carry forward	84	131
Tax credits	251	22
Securities	852	215
Other	113	144
Total deferred tax assets	3,026	2,692
Deferred tax liabilities
Land, buildings, equipment, and other depreciable assets	223	7
Intangibles	168	244
Goodwill	89	122
Total deferred tax liabilities	480	373
Net deferred tax assets	2,546	2,319
Reflected on the Interim Consolidated Balance Sheet as follows:
Deferred tax assets	2,724	2,497
Deferred tax liabilities[1]	178	178
Net deferred tax assets	$2,546	$2,319
1	Included in Other liabilities on the Interim Consolidated Balance Sheet.

During the quarter ended July 31, 2018, the Canada Revenue Agency (CRA) reassessed the Bank for approximately $198 million of additional income tax and interest in respect of its 2013 taxation year. The CRA is denying certain dividend deductions claimed by the Bank. To date, the Bank has been reassessed for approximately $538 million of income tax and interest for the years 2011 to 2013. The Bank expects the CRA to reassess the subsequent years on the same basis and that Alberta and Québec will also reassess all open years. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 81

NOTE 17: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank's basic and diluted earnings per share for the three and nine months ended July 31, 2018 and July 31, 2017, and the twelve months ended October 31, 2017.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the nine		For the twelve
	months ended		months ended		months ended
	July 31	July 31	July 31	July 31	October 31
	2018	2017	2018	2017	2017
Basic earnings per share
Net income attributable to common shareholders	$3,028	$2,693	$8,157	$7,576	$10,203
Weighted-average number of common shares outstanding (millions)	1,830.0	1,846.5	1,838.4	1,852.2	1,850.6
Basic earnings per share (Canadian dollars)	$1.65	$1.46	$4.44	$4.09	$5.51
Diluted earnings per share
Net income attributable to common shareholders	$3,028	$2,693	$8,157	$7,576	$10,203
Net income available to common shareholders including
impact of dilutive securities	3,028	2,693	8,157	7,576	10,203
Weighted-average number of common shares outstanding (millions)	1,830.0	1,846.5	1,838.4	1,852.2	1,850.6
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	4.0	3.7	4.2	4.2	4.2
Weighted-average number of common shares outstanding –
diluted (millions)	1,834.0	1,850.2	1,842.6	1,856.4	1,854.8
Diluted earnings per share (Canadian dollars)[1]	$1.65	$1.46	$4.43	$4.08	$5.50
1	For the three and nine months ended July 31, 2018, and the twelve months ended October 31, 2017, no outstanding options were excluded from the computation of diluted earnings per share. For the three and nine months ended July 31, 2017, the computation of diluted earnings per share excluded average options outstanding of 2.0 million and 1.6 million, respectively, with a weighted-average exercise price of $65.75, as the option price was greater than the average market price of the Bank’s common shares.

NOTE 18: CONTINGENT LIABILITIES

Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank's 2017 Annual Consolidated Financial Statements.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions. The Bank establishes legal provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at July 31, 2018, the Bank's RPL is from zero to approximately $713 million. The Bank's provisions and RPL represent the Bank's best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank's provisions and/or RPL to be significantly different from its actual or reasonably possible losses. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Stanford Litigation – On November 21, 2017, the class plaintiffs filed a Rule 23(f) petition seeking permission to appeal the District Court’s denial of class certification to the United States Court of Appeals for the Fifth Circuit. The Fifth Circuit denied the class plaintiffs’ petition on April 20, 2018.

Overdraft Litigation – On December 5, 2017, TD Bank, N.A. was named as a defendant in a thirteenth class action complaint challenging the Bank's overdraft practices. The new action, which was transferred to MDL 2613, concerns the Bank's treatment of certain transactions as "recurring" for overdraft purposes. TD Bank has moved to dismiss this action. On February 22, 2018, in MDL 2613, the Court issued an order certifying a class as to certain claims and denying certification as to others. The United States Court of Appeals for the Fourth Circuit denied TD Bank's 23(f) petition seeking permission to appeal certain portions of the District Court's order. On February 28, 2018, the Court dismissed the twelfth class action complaint. The plaintiff in that complaint filed a notice of appeal with the Fourth Circuit.

Credit Card Fees – The trial of the British Columbia action is scheduled to proceed in October 2019.

Consumer Class Actions – The Bank, along with several other Canadian financial institutions, is a defendant in a number of matters brought by consumers alleging provincial and/or national class claims in connection with various fees, interest rate calculations, and credit decisions. The cases are in various stages of maturity; no trial dates have been set. In one matter, the Bank is the sole defendant.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 82

NOTE 19: SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Upon adoption of IFRS 9, the current period provision for credit losses related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees are recorded within the respective segment. Under IAS 39, and prior to November 1, 2017, the provision for credit losses related to the collectively assessed allowance for incurred but not identified credit losses that related to Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment.

The following table summarizes the segment results for the three and nine months ended July 31.

Results by Business Segment[1]
(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[2,3]		Corporate[2,3]		Total
			For the three months ended
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Net interest income (loss)	$2,948	$2,692	$2,114	$1,924	$276	$329	$317	$322	$5,655	$5,267
Non-interest income (loss)	2,851	2,637	698	715	519	573	162	94	4,230	4,019
Total revenue[4]	5,799	5,329	2,812	2,639	795	902	479	416	9,885	9,286
Provision for (recovery of)
credit losses	246	238	222	180	(14)	–	107	87	561	505
Insurance claims and related
expenses	627	519	–	–	–	–	–	–	627	519
Non-interest expenses	2,400	2,219	1,528	1,466	518	504	671	666	5,117	4,855
Income (loss) before income taxes	2,526	2,353	1,062	993	291	398	(299)	(337)	3,580	3,407
Provision for (recovery of)
income taxes	674	628	144	210	68	105	(181)	(183)	705	760
Equity in net income of an
investment in TD Ameritrade	–	–	225	118	–	–	5	4	230	122
Net income (loss)	$1,852	$1,725	$1,143	$901	$223	$293	$(113)	$(150)	$3,105	$2,769

			For the nine months ended
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Net interest income (loss)	$8,554	$7,838	$6,031	$5,614	$877	$1,527	$1,021	$538	$16,483	$15,517
Non-interest income (loss)	8,307	7,826	2,055	2,066	1,665	1,050	202	420	12,229	11,362
Total revenue[4]	16,861	15,664	8,086	7,680	2,542	2,577	1,223	958	28,712	26,879
Provision for (recovery of)
credit losses	735	742	673	589	(5)	(28)	407	335	1,810	1,638
Insurance claims and related
expenses	1,760	1,631	–	–	–	–	–	–	1,760	1,631
Non-interest expenses	6,943	6,662	4,463	4,349	1,530	1,509	1,849	2,018	14,785	14,538
Income (loss) before income taxes	7,423	6,629	2,950	2,742	1,017	1,096	(1,033)	(1,395)	10,357	9,072
Provision for (recovery of)
income taxes	1,981	1,768	341	533	249	288	(80)	(976)	2,491	1,613
Equity in net income of an
investment in TD Ameritrade	–	–	465	337	–	–	43	9	508	346
Net income (loss)	$5,442	$4,861	$3,074	$2,546	$768	$808	$(910)	$(410)	$8,374	$7,805

Total assets	$425,264	$398,356	$408,745	$365,517	$405,591	$379,477	$52,904	$59,031	$1,292,504	$1,202,381
1	The retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
2	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3	Effective February 1, 2017, the total gains and losses as a result of changes in fair value of the credit default swap and interest rate swap contracts hedging the reclassified financial assets at FVOCI (AFS securities under IAS 39) portfolio are recorded in Wholesale Banking. Previously, these derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs were reported in Corporate segment. Refer to Note 29 of the Bank's 2017 Annual Consolidated Financial Statements for additional details.
4	The impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 83

NOTE 20: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the nine months ended July 31, 2018, the Bank complied with the OSFI Basel III guideline related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI's target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as D-SIBs includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. In addition, on June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public Domestic Stability Buffer (DSB) which is held by D-SIBs against Pillar 2 risks. The current buffer is set at 1.5% of total risk-weighted assets (RWA) and must be met with CET1 Capital, effectively raising the CET1 target to 9.5%. Effective the second quarter of 2018, the Bank is no longer constrained by the regulatory floor as a result of implementing OSFI's revised capital floor requirements.

The following table summarizes the Bank's regulatory capital positions as at July 31, 2018 and October 31, 2017.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	July 31	October 31
	2018	2017
Capital
Common Equity Tier 1 Capital	$50,096	$46,628
Tier 1 Capital	57,047	53,751
Total Capital	65,933	65,038
Risk-weighted assets used in the calculation of capital ratios[1]
Common Equity Tier 1 Capital	$428,943	$435,750
Tier 1 Capital	429,083	435,750
Total Capital	429,222	435,750
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	11.7%	10.7%
Tier 1 Capital ratio[1]	13.3	12.3
Total Capital ratio[1]	15.4	14.9
Leverage ratio	4.1	3.9
1	In accordance with the final Capital Adequacy Requirements guideline, the Credit Valuation Adjustment (CVA) capital charge is being phased in until the first quarter of 2019. Each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. For fiscal 2017, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 72%, 77%, and 81%, respectively. For fiscal 2018, the corresponding scalars are 80%, 83%, and 86%, respectively. Prior to the second quarter of 2018, the RWA as it relates to the regulatory floor was calculated based on the Basel I risk weights which were the same for all capital ratios.

NOTE 21: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

NOTE 22: SIGNIFICANT EVENTS AND PENDING ACQUISITIONS

Announced Agreement in Principle for the Acquisition of Aimia’s Aeroplan Loyalty Business

On August 21, 2018, Air Canada, the Bank, Canadian Imperial Bank of Commerce, and Visa Canada Corporation (collectively, the "Consortium") and Aimia Inc. (Aimia) announced that they have entered into an agreement in principle for the acquisition of Aimia's Aeroplan loyalty business. The purchase price consists of $450 million in cash and the assumption of approximately $1.9 billion of Aeroplan Miles liability. The transaction is subject to the satisfactory conclusion of definitive transaction documents, Aimia shareholder approval, and certain other conditions, including due diligence, receipt of customary regulatory approvals, and completion by the Consortium of credit card loyalty program and network agreements for future participation in Air Canada's new loyalty program. If definitive transaction documents are entered into, completion is expected in the fall of 2018.

Announced Acquisition of Greystone Managed Investments Inc.

On July 10, 2018, the Bank announced an agreement to acquire Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (Greystone) for a net purchase price of $792 million, subject to certain adjustments, to be paid with a combination of TD common shares and cash. As at July 31, 2018, Greystone's reported assets under management (AUM) were $36 billion. Subject to the receipt of regulatory approvals and satisfaction of other customary closing conditions, the transaction is expected to close in the second half of the 2018 calendar year. The results of the acquired business will be consolidated from the date of close and will be included in the Canadian Retail segment.

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 84

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or
www.astfinancial.com/ca.en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on August 30, 2018. The call will be audio webcast live through TD's website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2018.jsp on August 30, 2018, by approximately 12 p.m. ET. A listen-only telephone line is available at 647-484-0475 or 1-888-220-8451 (toll free) and the passcode is 9333627.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2018.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 30, 2018, until 6 p.m. ET on September 28, 2018, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 9333627.

Annual Meeting

Thursday, April 4, 2019

Design Exchange

Toronto, Ontario

TD BANK GROUP • THIRD QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 85